African Development Bank

Financial Statements
For the year ended 31 December 2024

Balance Sheet	26
Income Statement	27
Statement of Other Comprehensive Income	27
Statement of Changes in Equity	28
Statement of Cash Flows	29
Notes to the Financial Statements	30
Independent Auditor's Report	140

BALANCE SHEET AS AT 31 DECEMBER 2024

(UA thousands)

ASSETS		2024	2023
CASH and DUE FROM BANKS (Note E)		859,306	1,383,149
DEMAND OBLIGATIONS		1,146	1,146
TREASURY INVESTMENTS (Note F)			
Treasury Investments at Fair value	4,899,390		4,481,799
Treasury Investments at Amortized cost	9,471,952		7,900,861
		14,371,342	12,382,660
DERIVATIVE ASSETS (Note G)		863,319	895,351
ACCOUNTS RECEIVABLE (Note H)			
Accrued Income and Charges receivable on loans	755,654		641,739
Other Accounts Receivable	892,607		1,188,638
		1,648,261	1,830,377
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Note C & H)	23,691,207		22,021,408
Hedged Loans—Fair value adjustment (Note G)	(217,548)		(278,757)
Equity participations (Note I)	1,090,631		1,119,073
		24,564,290	22,861,724
OTHER ASSETS			
Property and Equipment and Intangible Assets (Note J)	67,523		78,128
Employee Benefit Assets (Note R)	97,870		36,879
Miscellaneous	259		261
		165,652	115,268
TOTAL ASSETS		**42,473,316**	**39,469,675**

LIABILITIES AND EQUITY		2024	2023
ACCOUNTS PAYABLE (Note L)			
Accrued Financial Charges	804,118		735,066
Other Accounts Payable	709,243		869,098
		1,513,361	1,604,164
EMPLOYEE BENEFIT LIABILITIES (Note R)		266,195	266,843
DERIVATIVE LIABILITIES (Note G)		2,053,344	2,007,866
BORROWINGS (Note K)			
Borrowings at Fair value	26,196,006		24,562,870
Borrowings at Amortized cost	208,024		213,538
		26,404,030	24,776,408
TOTAL LIABILITIES		**30,236,930**	**28,655,281**
EQUITY (NOTE M)			
Capital			
Subscriptions paid	7,533,477		6,951,686
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(146,706)		(151,635)
Subscriptions Paid (net of CEAS)		7,386,771	6,800,051
Subordinated Notes			
Hybrid Capital Instrument		563,859	-
Reserves		4,285,756	4,014,343
TOTAL EQUITY		12,236,386	10,814,394
TOTAL LIABILITIES AND EQUITY		**42,473,316**	**39,469,675**

The accompanying notes to the financial statements form part of this statement.

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2024

(UA thousands)

	2024	2023
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans and related derivatives (Note N)	1,419,006	1,223,550
Treasury Investments and related derivatives (Note N)	534,491	459,604
Equity Participation Investments - Dividends (Note I)	20,218	20,478
Other Securities	11,692	7,938
Total Income from Loans and Treasury Investments	1,985,407	1,711,570
Borrowing Expenses (Note P)	(1,402,739)	(1,191,709)
Interest and amortized issuance costs	(647,972)	(515,686)
Net interest on borrowing-related derivatives	(754,767)	(676,023)
(Losses)/gains on borrowings at FVTPL and related derivatives (Note P)	(7,813)	59,478
Net Impairment write-backs/(provisions) (Note C)	9,472	(18,287)
Loan principal	13,104	(2,933)
Loan charges	(4,170)	(12,502)
Undisbursed loans	538	(2,852)
Impairment provisions on Financial Guarantees (Note C)	(3,948)	(1,428)
Impairment provisions on Treasury Investments (Note C)	(45)	(31)
Impairment (provision)/write-back on Equity Accounted Investments (Note I)	(275)	677
Currency translation losses	(1,266)	(10,976)
Other income (Note O)	20,014	18,318
Net operational income	**598,807**	**567,612**
OTHER OPERATING EXPENSES		
Administrative Expenses (Note Q)	(207,691)	(133,116)
Depreciation and Amortization (Note J)	(34,835)	(28,090)
Sundry expenses	(1,869)	(359)
Total Other Operating Expenses	(244,395)	(161,565)
Net Income before distributions approved by the Board of Governors	**354,412**	**406,047**
Distributions of income approved by the Board of Governors	(106,000)	(46,000)
NET INCOME FOR THE YEAR	**248,412**	**360,047**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2024

(UA thousands)

	2024	2023
NET INCOME FOR THE YEAR	248,412	360,047
OTHER COMPREHENSIVE INCOME		
Items that will be subsequently reclassified to income statement		
Fair value losses on Cash flow hedge	(11,568)	-
Reclassification adjustment to income statement on Cash flow hedge	863	-
Total items that will be reclassified to income statement	(10,705)	-
Items that will not be subsequently reclassified to income statement		
Net fair value (losses)/gains on Equity Investments at FVOCI	(59,562)	50,047
Unrealized fair value gains on Borrowings at FVTPL—"own credit"	24,206	35,577
Remeasurements of Defined Benefit Obligations	88,164	(101,989)
Total items that will not be reclassified to income statement	52,808	(16,365)
Total other comprehensive income for the year	42,103	(16,365)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**290,515**	**343,682**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2024

(UA thousands)

	Capital subscriptions paid	Cumulative exchange adjustment on subscription	Hybrid capital instrument	Reserves					Total equity
				Retained earnings	Remeasurement of Defined Benefit Plan	Net gains/(losses) on financial assets at FVOCI	Unrealized gains/(losses) on borrowings at fair value arising from "own credit"	Cashflow hedge reserve	
Balance at 1 January 2023	**6,366,244**	**(154,169)**	**-**	**3,465,408**	**68,936**	**30,608**	**105,709**	**-**	**9,882,736**
Net income for the year	**-**	**-**	**-**	**360,047**	**-**	**-**	**-**	**-**	**360,047**
Other comprehensive income:									
Net fair value gains on equity investments at FVOCI	-	-	-	-	-	50,047	-	-	50,047
Unrealized fair value gains on borrowings at FVTPL— "own credit"	-	-	-	-	-	-	35,577	-	35,577
Remeasurement losses on defined benefit obligations	-	-	-	-	(101,989)	-	-	-	(101,989)
Total other comprehensive income	**-**	**-**	**-**	**-**	**(101,989)**	**50,047**	**35,577**	**-**	**(16,365)**
Total comprehensive income for the year	**-**	**-**	**-**	**360,047**	**(101,989)**	**50,047**	**35,577**	**-**	**343,682**
Net increase in paid-up capital	585,442	-	-	-	-	-	-	-	585,442
Net conversion gains on new subscription	-	2,534	-	-	-	-	-	-	2,534
Balance at 31 December 2023	**6,951,686**	**(151,635)**	**-**	**3,825,455**	**(33,053)**	**80,655**	**141,286**	**-**	**10,814,394**
Net income for the year	**-**	**-**	**-**	**248,412**	**-**	**-**	**-**	**-**	**248,412**
Other comprehensive income:									
Items that will be subsequently reclassified to the income statement									
Net fair value losses on cashflow hedge	-	-	-	-	-	-	-	(10,705)	(10,705)
Items that will not be subsequently reclassified to the income statement									
Net fair value losses on equity investments at FVOCI	-	-	-	-	-	(59,562)	-	-	(59,562)
Unrealized fair value gains on borrowings at FVTPL— "own credit"	-	-	-	-	-	-	24,206	-	24,206
Remeasurement gains on defined benefit obligations	-	-	-	-	88,164	-	-	-	88,164
Total other comprehensive income	**-**	**-**	**-**	**-**	**88,164**	**(59,562)**	**24,206**	**(10,705)**	**42,103**
Total comprehensive income for the year	**-**	**-**	**-**	**248,412**	**88,164**	**(59,562)**	**24,206**	**(10,705)**	**290,515**
Net increase in paid-up capital	581,791	-	-	-	-	-	-	-	581,791
Net conversion gains on new subscription	-	4,929	-	-	-	-	-	-	4,929
Hybrid capital—issue proceeds	-	-	563,859	-	-	-	-	-	563,859
Hybrid capital—issue transaction costs	-	-	-	(2,831)	-	-	-	-	(2,831)
Hybrid capital—discretionary coupon paid	-	-	-	(16,271)	-	-	-	-	(16,271)
Balance at 31 December 2024	**7,533,477**	**(146,706)**	**563,859**	**4,054,765**	**55,111**	**21,093**	**165,492**	**(10,705)**	**12,236,386**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2024

(UA thousands)

	2024	2023
OPERATING ACTIVITIES:		
Net income for the year	248,412	360,047
Adjustments to reconcile net income to net cash provided by Operating Activities:		
Depreciation and amortization	34,835	28,090
(Gains)/losses on disposal of property and equipment	(45)	80
Net impairment (write-back)/provisions on loan principal and charges	(9,470)	18,287
Unrealized gains on treasury investments and related derivatives	(3,556)	(57,913)
Amortization of discount or premium on treasury investments at amortized cost	(3,759)	2,218
Impairment provisions on treasury investments	45	31
Impairment provisions on financial guarantees	3,948	1,428
Income on equity accounted investments	275	(677)
Amortization of borrowing issuance costs	3,213	538
Unrealized (gains)/losses on borrowings at FVTPL and related derivatives	7,813	(59,478)
Currency translation losses	1,266	10,976
Share of gains on equity accounted investments	(282)	(374)
Net movements in derivatives	(217,788)	99,079
Changes in accrued income on loans	(79,454)	(149,610)
Changes in accrued financial charges	69,051	208,041
Changes in employee benefit assets & liabilities	(61,639)	1,533
Changes in other accounts receivable and payable	410,954	(302,941)
Net cash used in operating activities	**403,819**	**159,355**
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(3,500,146)	(3,027,970)
Repayments of loans	1,792,269	1,876,240
Treasury investments maturing after 3 months of acquisition:		
Treasury investments at FVTPL	(1,424,974)	318,206
Treasury investments at amortized cost	152,006	(893,064)
Acquisition of property and equipment	(24,239)	(22,193)
Proceeds from disposal of property and equipment	54	16
Disbursements on equity participations	(72,151)	(80,292)
Repayments on equity participations	68,009	32,216
Net cash used in investing, lending and development activities	**(3,009,170)**	**(1,796,841)**
FINANCING ACTIVITIES:		
New borrowings	4,850,332	5,392,106
Repayments on borrowings	(3,261,518)	(5,605,015)
Payments of lease liabilities	(10,378)	(9,654)
Proceeds from capital subscriptions	586,720	587,975
Proceeds from hybrid capital instrument issuance	563,859	-
Transaction cost on hybrid capital instrument issuance	(2,831)	-
Discretionary coupon on hybrid capital instruments	(16,269)	-
Net cash generated from financing activities	**2,709,915**	**365,412**
Net increase in cash and cash equivalents	**104,564**	**(1,272,074)**
Effect of exchange rate changes on cash and cash equivalents	(58,814)	(67,220)
Cash and cash equivalents at the beginning of the year	1,959,092	3,298,386
Cash and cash equivalents at end of the year	**2,004,842**	**1,959,092**
COMPOSED OF:		
Investments maturing within 3 months from acquisition:		
Investments at fair value through profit and loss	1,145,536	575,943
Cash	859,306	1,383,149
Cash and cash equivalents at the end of the year	**2,004,842**	**1,959,092**
SUPPLEMENTARY DISCLOSURE		
1. Cash flow from interests and dividends:		
Interest paid	(1,471,790)	(1,399,751)
Interest received	1,414,448	1,441,104
Dividend received	20,218	20,478
2. Movement resulting from exchange rate fluctuations:		
Loans	(9,532)	(76,730)
Borrowings	(160,128)	127,578
Currency swaps	335,751	(115,469)

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2024

NOTE A—OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (AfDB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its Regional Member Countries. The Bank's Headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the Regional Member Countries. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The AfDB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the AfDB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B—SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The material accounting policy information applied in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate (EIR) for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest income is recognized on loans and treasury investments.

Fee and commission income and expenses are recognized in the income statement when due in line with the contract, giving rise to the income or expenses.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income statement.

Realized and unrealized fair value gains or losses are recognized in the income statement on financial assets and financial liabilities (including derivatives) classified as measured at fair value through profit or loss (FVTPL).

Dividends are recognized on Equity Participation instruments, which classified as measured at fair value through other comprehensive income (FVOCI) when the Bank's right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21, *The Effects of Changes in Foreign Exchange Rates,* the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies.

The UA is also the currency in which the financial statements are presented. The value of the UA is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2024 and 31 December 2023 are reported in Note V. Non-monetary assets and liabilities are translated into UA at historical rates.

Currency translation changes (gains or losses) are recognized in the income statement in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. When currencies are translated into other currencies, the resulting gains or losses are recognized in the income statement.

The currency translation changes arising from capital subscription payments are reported in the equity component of the balance sheet as the Cumulative Exchange Adjustment on Subscriptions (CEAS) as they arise from transactions with member countries. The currency translation gains or losses represent the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to deliver either cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds are included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity with features of puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset when certain conditions are met.

Although the Agreement establishing the AfDB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who include both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2024, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a country, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the members liabilities on loans and guarantees due to the Bank.

The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined.

In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, under the Bank's callable capital provisions, to the extent that it would have been required to respond if the impairment of capital had occurred, and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member was to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Short-term Employee Benefits

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are expensed in the income statement as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Post-employment Benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan component of the hybrid pension scheme, the Bank and its employees pay fixed contributions to an externally administered fund with an investment-grade credit rating, on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan's investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expense in the income statements when they are due. Contributions not yet transferred to the fund are recorded in accounts payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

The Bank also operates a Staff Retirement Plan (SRP) as part of the hybrid pension scheme, that is accounted for as a defined benefit plan. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the balance sheet in respect of defined benefit is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the Defined Benefit is performed annually by a qualified actuary using the Projected Unit Credit Method[1]. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of net defined benefit obligation, comprises of actuarial gains and losses as well as the differences between interest calculated at the discount rate and real returns on assets (excluding any net change in effect of asset ceiling). Remeasurements are recognized immediately in other comprehensive income (OCI) in the year they occur. Net interest expense and other expenses related to the defined benefit are recognized in the income statement.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relate to past service or the gain or loss on curtailment is recognized immediately in income statement. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the plan up to retirement age and the completion of a minimum service period.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The MBP is accounted for as a defined benefit plan. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The liability recognized in the balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of net defined benefit obligation, comprises of actuarial gains and losses as well as the differences between interest calculated at the discount rate and real returns on plan assets (excluding any net change in effect of asset ceiling). Remeasurements are recognized immediately in OCI in the year they occur. Net interest expense and other expenses related to the MBP are recognized in income statement.

The details of the Bank's employee benefits and compensations are included in Note R—Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at

---

1. The Projected Unit Credit method ensures that pension liabilities are recognized in a manner that reflects the long-term nature of the obligation, with gradual accrual of pension benefits over time. It uses projected salary increases and actuarial assumptions to measure the obligation, and the resulting expenses and liabilities are reflected appropriately in both the balance sheet and the income statement, while actuarial gains and losses reported in OCI.

fair value plus for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at FVTPL; and financial assets at FVOCI, on the basis of both criteria:

- the Bank's business model for managing the financial assets; and

- the contractual cash flow characteristics of the financial assets.

In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector, are for the promotion of the economic development of its member countries and not for trading to realize fair value changes or short-term trading.

i) Financial Assets at Amortized Cost

A financial asset is classified as at "amortized cost" only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments is considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loans with conversion options that could substantially change the future cash flows from the loan do not usually represent solely payments of principal and interest and are measured at FVTPL. The fair value of such loans with conversion options is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Debt investments classified as financial assets at amortized cost include non-derivative treasury investments with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which the criteria for recognition at amortized cost is not met. Realized and unrealized gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different measurement bases.

iii) Financial Assets at Fair Value through Other Comprehensive Income—Equity

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from fair value measurement recognized in other comprehensive income and transferred to appropriate reserve in equity. The cumulative gains or losses in equity are not reclassified to income statement on disposal of the equity investments but may be reclassified to retained earnings. Dividends earned from such investments are recognized in the income statement unless the dividends clearly represent a repayment of part of the cost of the investment, in which case, they are recognized against the carrying amount of the equity investment.

Recognition and Derecognition of Financial Assets

Regular way purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs.

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred or in which the Bank neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Bank is recognized as a separate asset or liability on the Balance sheet.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income (OCI) is recognized in the income statement. Any cumulative gain/loss recognized in OCI and retained in the reserve in respect of equity instruments designated as at FVOCI is not recognized in the income statement on derecognition of such instruments.

During the course of its development activities, the Bank enters into transactions (for example, sale and repurchase agreements, credit protection or financial guarantee contracts etc.) whereby it transfers financial assets recognized on its Balance sheet but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized on the balance sheet.

Securities Purchased under Resale Agreements, Securities Lent under Securities Lending Agreements and Securities Sold under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities, and if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale.

Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet. In cases where the Bank enters into a "reverse repo"—that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date—a receivable from reverse repurchase agreement and an obligation under repurchase are recognized in the statement of financial position. However, the underlying asset is not recognized in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

In the ordinary course of its business, the Bank borrows funds in major capital markets for lending and liquidity management purposes. The Bank issues different debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, ensuring: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowing, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in the income statement and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest rate (EIR) method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note C to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free.

The Bank classifies its financial liabilities including borrowings as subsequently measured as follows.

i) Financial Liabilities at Fair Value through Profit or Loss

The Bank classified a certain portion of its borrowings at FVTPL. This category has two sub-categories: financial liabilities held for trading, and those designated at FVTPL at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at FVTPL is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes in the Bank's financial liabilities that are designated as at FVTPL are presented as follows.

• the amount of change in the fair value that is attributable to changes in the Bank's "own credit risk" are presented in OCI; and

• the remaining amount of change in the fair value is presented in the income statement.

Amounts presented in OCI are never reclassified to the income statement when the liability is settled or derecognized. However, the Bank transfers the cumulative gain or loss within equity i.e., to retained earnings.

ii) Other Liabilities

All financial liabilities and borrowings that are not derivatives or designated at FVTPL are subsequently measured at amortized cost. These include borrowings at amortized cost, accrued finance charges on borrowings and other accounts payable and liabilities. All financial liabilities are derecognized when they are discharged or canceled or when they expire.

iii) Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank writes or issues financial guarantee contracts—which are not managed on a fair value basis—to its clients including banks, financial institutions and other parties. IFRS 9 requires written or issued financial guarantee contracts to be initially recognized at fair value. The fair value of a financial guarantee contract issued in a stand-alone arm's length transaction to an unrelated third party is likely equal to the amount of premium received.

For financial guarantee contracts that are not managed on a fair value basis, they are subsequently measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15.

The Bank applies the derecognition principles when it purchases transactions that meet the definition of a financial guarantee contract and uses judgement to apply the relevant guidance in IFRS to determine whether a purchased financial guarantee contract is an integral element of the loan or debt instrument or be accounted for as a separate contract in the financial statements.

Where the Bank is the buyer or holder of a transaction (e.g. credit protection or similar activities) that meets the definition of a financial guarantee contract, it applies judgement to determine whether the financial guarantee contract is an integral element of the loan (or pool of loans instruments) or should be recognized as a separate contract on the financial statements. When measuring ECLs, IFRS 9 requires that the estimate of expected cash shortfalls shall reflect the cash flows expected from collateral and other credit enhancements that are part (but not limited to those explicitly stated) of the contractual terms and are not recognized separately. Accordingly, when the purchased financial guarantee contract is deemed integral to the loan, the cashflows expected from the credit protection (or similar activities) and credit enhancements are included in the ECL estimation of the loan and the cost is treated as a transaction cost included in EIR. In this case, the cash flow from the purchased financial guarantee contract is not accounted for as a separate contract on the financial statements.

For financial guarantee contracts managed on a fair value basis, they are subsequently designated and measured at FVTPL, with fair value gains or losses recognized in the income statement.

iv) Loan commitments—Undisbursed loan

The Bank issues commitments to disburse or grant loans to its customers as part of its lending activities. Undisbursed loans are firm commitments to provide loans to customers under pre-specified terms and conditions. It is the Bank's commitment to make available a specified amount of loan or line of credit to a specified obligor under specified credit terms and business objective.

For accounting purposes, commitments to provide a loan at a below-market interest rate are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15.

Issued Financial Instruments—Equity and Financial Liability

When an entity (e.g. the Bank) issues a financial instrument, it applies the requirements of IAS 32 *Financial Instruments: Presentation* to classify such instrument either as a financial liability or equity. This determination is based on the substance of the contractual arrangement and the definitions of a financial liability and equity instrument.

A financial instrument is classified as a financial liability where the Bank *has a contractual obligation* to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are potentially unfavourable to the Bank. Also, a financial instrument that creates an obligation is classified as a financial liability if the entity does not have the unconditional right to avoid delivering cash or another financial asset in settlement of that obligation i.e. there is a contractual obligation to mandatorily redeem the instruments cash flows (i.e. principal and interest) over a maturity date.

Equity is any instrument that evidences a residual interest in an entity's assets after deducting all liabilities. A financial instrument is classified as equity where the Bank:

- *does not have any contractual obligation* to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are not potentially unfavourable to the Bank.

- *intends or will settle the instrument in its own equity instrument:*

  - The instrument is a non-derivative that includes no contractual obligation to deliver a variable number of its own equity instrument or

  - The instrument is a derivative that will be settled only by exchanging a *fixed amount of cash* or another financial asset for a *fixed number of its own equity instruments.*

Hybrid Capital Instrument

The Bank issued deeply subordinated and perpetual hybrid capital or notes as part of its capital raising activities. The hybrid capital is unsecured and ranks *pari passu* amongst other Hybrid capital. At its sole and absolute discretionary and contractual rights, the Bank can make a call or an early redemption of the hybrid capital, and the hybrid capital could also be redeemed upon the occurrence of a rating methodology or accounting event or at any time pursuant to a substantial repurchase event. The hybrid capital carries a discretionary coupon, which the Bank can unilaterally declare and pay, cancel or defer indefinitely. The hybrid capital also includes a permanent write-down feature that would be triggered if certain events occur in future and the permanent write-down feature, cancellation or indefinite deferral of interest will not constitute a default event.

The holders of the hybrid capital are exposed to residual risk and they do not have any shares or voting rights in the Bank, neither does the Bank have any contractual obligations to repay both principal or coupon on the hybrid capital; all repayment decisions are the sole and absolute discretion of the Bank.

Based on the instrument's contractual terms and IFRS requirements, the hybrid capital meets the definition of equity and was consequently classified and presented under equity in the Bank's financial statements. Accordingly, any consideration received (e.g. Issue Proceeds) will be added directly to equity. Also, any consideration paid (e.g. transaction costs, discretionary coupons plus any associated translation adjustments) if declared and approved, will be deducted directly from equity. Where the Issue Proceed is denominated in foreign currency, the hybrid capital will be recognized at historical cost and is not re-measured over time. The accounting of the issued hybrid capital will not have any impact on the income statement (Note—when the hybrid capital proceed is invested in treasury investment assets, it would be classified under the financial asset classification principles and any associated income, gains or losses would be recognized in the income statement or OCI accordingly depending on assigned classification category).

Derivatives

The Bank uses derivative instruments in its portfolios for asset-liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 December 2024, the Bank had a hybrid loan (with nil balance) classified and measured at FVTPL in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in the income statement. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in the income statement.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

CVA (Credit Valuation Adjustment) and FVA (Funding Valuation Adjustment) are both adjustments made to the value of financial derivatives and other contracts to account for various risk factors, specifically related to credit and funding costs. The Bank calculates CVA to reflect counterparty credit risk exposure, while the FVA is calculated to reflect the cost of funding (for example, the cost the Bank incurs to finance a swap). Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's "own credit" quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrate on the use of observable and relevant market data.

Hedge Accounting

The Bank applies hedge accounting with the objective of representing in the financial statements, the effect of its risk management activities involving the use financial instruments to manage exposures arising from particular risks that could affect profit or loss (or in some cases OCI). Hedge accounting helps to modify the normal basis for recognizing gains and losses arising from hedging instruments and hedged items in a hedging relationship, so that both are recognized in the profit or loss (or OCI) in the same accounting period. On adopting IFRS 9, the Bank's policy choice was to continue applying the requirements of IAS 39 regarding hedge accounting until the proposed "Financial Instruments: Accounting for Dynamic Risk Management' standard is completed and mandatorily effective.

At inception of the hedge, the Bank designates and documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument has an economic relationship with the hedged items in offsetting changes in their fair values or cash flows. In this, the Bank performs reliably measurable prospective and retrospective hedge effectiveness to assess that the hedge was expectedly and actually highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk in line with the documented risk management strategy. Hedge accounting is prospectively discontinued when the Bank's risk management objective for the hedging relationship has changed and revokes the designation, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting, or when a forecast transaction (i.e. cash flow hedge) is not expected to occur again.

Fair Value Hedges

The Bank applies fair value hedge accounting to exposure to changes in fair value of a recognized asset or liability, an unrecognized commitment (or a specified portion) that is attributable to a particular item that could affect the income statement. In this, the Bank uses interest rate swaps contracts (or other qualifying derivatives) to hedge interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

The Bank applies fair value hedge accounting to interest rate swaps contracts to hedge the interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

For all eligible fair value hedge relationships, the change in the fair value arising from remeasuring the hedging instrument is recognized in the income statement. Also, the change in the fair value of the hedged item attributable to the hedged risk adjusts the carrying amount of the hedge item and is recognised in the income statement.

The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to income statement using appropriate methodology from the date the fair value adjustment is available and fully amortized at maturity.

Cash Flow Hedges

The Bank applies cash flow hedge accounting to mitigate exposure to variability in cash flow risks arising from a particular risk associated with a recognized assets or liabilities (e.g. variable rate loans and other eligible financial instruments) or a highly probable forecast transactions (e.g. future purchase of a bond) that could affect the income statement.

For all eligible cash flow hedge relationships, the effective portion of changes in the fair value of the hedging instrument is recognized in OCI and accumulated within the cash flow hedge reserve in equity. The ineffective portion of changes in the fair value of the hedging instrument is recognized immediately in the income statement. Hedge accounting is discontinued when a hedging instrument is cancelled, terminated or no longer meets the hedge accounting criteria.

The associated gains or losses recognized in OCI and accumulated in equity are reclassified into the income statement as a reclassification adjustment in the same period(s) in which the forecast cashflows affect the income statement (e.g. when interest income is recognized). If the gains or losses accumulated in the reserve is deemed not recoverable in future or as a result of a discontinuation, they shall be recognized as a reclassification adjustment after certain conditions are met.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Loans and charges (interest and other receivables) and Treasury investments classified as measured at amortized cost, Loan commitments and financial guarantee contracts. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i) Stage 1: 12-months ECLs

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECLs for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii) Stage 2: Lifetime ECLs—Not Credit Impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECLs for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECLs (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii) Stage 3: Lifetime ECLs—credit impaired

Included in stage 3, are financial assets that have been categorized as credit impaired. The Bank recognizes lifetime ECLs for all stage 3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default by an obligor occurs when either or both of the following have taken place:

- The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or

- The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 or 2 interest revenue is recognised on the gross carrying amount.

When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met i.e., cured, the Bank measures the loss allowance at an amount equal to 12-month ECLs at the current reporting date. A financial asset is considered cured (i.e., no longer impaired) when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note C Risk Management Policies and Procedures.

An exposure will migrate through the ECLs stages as asset quality deteriorates or improves. For both non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. In the case of sovereign loans, however, both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECLs to 12-months ECLs. Exposures whose credit rating remains within the Bank's investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

Measurement of Expected Credit Losses

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows.

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. ECLs are recognized using a loss allowance account and recognized in the profit and loss.

Write-off

The Bank writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

A write-off constitutes a derecognition event. As such, when the Bank has no reasonable expectations of recovering a loan (i.e. deemed uncollectible), the amount written off is accounted for by directly reducing the outstanding principal and/or interest charges against the related ECLs allowance.

A loan is deemed uncollectible when the Bank determines that an obligor does not have sufficient cash flows from either assets or operational income to repay the amount due for write-off. A loan is therefore deemed uncollectible and written off only after the amount deemed uncollectible has been determined and all internal write-off procedures have been activated, approved, and completed. However, such a loan is still subject to enforcement activity.

Subsequent recoveries of amounts previously deemed uncollectible and written off are recognized as other income in the income statement.

For further details on how the Bank calculates ECLs including the use of forward-looking information, refer to the Credit Quality of Financial Assets section in Note C Risk Management Policies and Procedures.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and reported on a net basis when there is a current legally enforceable right to offset the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis or to realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note C Risk Management Policies and Procedures.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and if those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exist and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Included in this category are instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows.

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: Fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using a market-determined floating rate with discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected the fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in OCI in accordance with IFRS 9.

Equity investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, as in the case of private funds, Management views these valuations as sound representative of fair value.

Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation in such investee entity. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates, and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost is deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts is used to measure fair value, documents are independently assessed and evidence is obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; and (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day-One Gain or Loss

At initial recognition, the Bank determines fair value of its financial instruments in line with the requirements of IFRS 13. As a result, when the Bank issues a new financial asset or financial liability, it measures the financial asset or financial liability at fair value, plus or minus (in the case of a financial asset or financial liability not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The best evidence of fair value of a financial instrument at initial recognition is normally the transaction price, that is, the fair value of the consideration given or received.

However, where the fair value of the financial asset or financial liability at initial recognition differs from the transaction price, commonly referred to as day one gain or loss, IFRS requires the Bank to determine the fair value at initial recognition and any gains or losses between the fair value measured at initial recognition and the transaction price are recognized in the income statement as follows.

- If that fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e., a Level 1 input) or based on a valuation technique that uses only data from observable markets (i.e, Level 2 inputs), the Bank recognizes any difference between the fair value at initial recognition and the transaction price immediately as a gain or loss in the income statement.

- In all other cases, the difference between the fair value at initial recognition and the transaction price is deferred. After initial recognition, the Bank recognizes that deferred difference as a gain or loss in the income statement only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

The Bank holds some financial instruments maturing after more than 10 years, where the fair value at initial recognition and transaction price may differ. In this case, the difference between the fair value at initial recognition and the transaction price is accounted for on the basis of the observability of the inputs used to determine the fair value at initial recognition—where fair value is determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day one gain or loss is recognized immediately. Where fair value is not determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is either deferred until the instrument's fair value can be determined using a quoted and observable inputs or amortized over the life of the transaction.

Subsequent to initial recognition, these financial instruments are measured at fair value and the resulting gains or losses are recognized in the income statement at the end of the reporting period, with an adjustment for the day-one gain or loss. For accounting purposes therefore, the fair value gains or losses determined on these financial instruments at the end of the reporting period are recognized in the income statement.

Investment in Associates

Under IAS 28, "Investments in Associates and Joint Ventures," the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note I.

IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2024, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 requires that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment, and any impairment losses (or impairment reversals) are recognized in the income statements. Cumulative losses as measured under the equity method are limited to the investment's original cost as the AfDB has not guaranteed any potential losses of the ADF.

Property and Equipment

An item of property and equipment is measured at historical cost less accumulated depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Where significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of the property and equipment.

Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance costs are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. Estimated useful lives are as follows.

- Buildings: 15–20 years
- Fixtures and fittings: 6–10 years
- Furniture and equipment: 3–7 years
- Motor vehicles: 5 years
- Right-of-use assets: over the shorter of the estimated useful life and lease term.

Work in progress consists of items of property and equipment that are not yet available for use. Work in progress is carried at cost (less any impairment) and depreciation starts when the assets are available for use. Once the items are available for use, they are transferred to relevant classes of property and equipment as appropriate.

Items of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use.

The residual values and useful lives of property and equipment items are reassessed periodically and adjusted (if appropriate). Any impact arising from the reassessment is recorded in the financial statements.

An item of property and equipment are derecognized on disposal, or when no future economic benefits are expected from their continued use or disposal. Gains and losses on disposal are determined as the difference between proceeds from disposal and the asset's carrying amount. These gains or losses are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer system software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3–5 years.

Amortization methods, useful lives and residual values are reassessed periodically and adjusted if appropriate. Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use or disposal. Gains and losses on disposal are determined as the difference between proceeds from disposal and the asset's carrying amount and included in the income statement.

Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that convey the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset, and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in other accounts payable. The Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the income statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year's income in equity.

Allocable Income

Allocable income is a management performance measure that is computed by adjusting Net income before distributions approved by the Board of Governors for unrealized fair value gains and losses from borrowings at FVTPL and related derivatives and currency translation gains or losses and hybrid capital adjustments (which includes transaction costs on issue of hybrid capital, declared, approved paid discretionary coupon to hybrid capital investors and projected discretionary coupon to be paid to investors in future dates but yet to be declared, approved and recorded in the Bank's financial statements).

The Bank uses Allocable Income as a management performance measure for making distribution out of its net income to reserves and development activities. Allocable Income is Net income before distribution approved by the Board adjusted for the impact of volatile unrealized elements of gains or losses on borrowings at fair value and related derivatives and currency translation gains or losses including hybrid capital Adjustments.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Cash Flow Hedge Reserve

A cash flow hedge reserve is a reserve that records the effective portion of gains or losses on a hedging instrument. It also records reclassification adjustments (reclassification of gains or losses recognized in reserve in the income statement) in the same period (s) in which the forecast cash flows affect the income statement.

Segment Reporting

An operating segment is a component of the Bank Group that engages in business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (that is, Management under the direct authority of the Board) to make decisions about resources to be allocated to the segment and assess its performance. Operating segments are identified and reported in a manner consistent with the internal reporting provided to Management and the Board. The measurement of segment assets, liabilities, income and expenses is in accordance with the Bank Group's accounting policies.

Critical Accounting Judgments and Key Sources of Estimation

Uncertainty in the preparation of financial statements in conformity with IFRS may arise due to various factors and complexities inherent in financial reporting. Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below.

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances.

Fair value through profit and loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized cost and embedded derivatives: The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation: The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

Impairment losses on financial assets: The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECLs calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

• The Bank's internal credit grading model, which assigns Probability of Defaults to the individual grades.

• The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12-month or lifetime ECLs basis and the applicable qualitative assessment.

• Development of ECLs models, including the various formulas and the choice of inputs.

• Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on the probability of default, likely loss in the event of default, and exposure at default.

• Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECLs models.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances.

Fair Value of Financial Instruments: The fair value of financial instruments that are not quoted in active markets is measured using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes "observable" requires significant judgment by the Bank.

Post-employment Benefits: The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

Change in Presentation and Comparative Information

In some cases, the Bank may change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted as necessary to reflect the new presentation.

Event after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves are disclosed. For the year ended 31 December 2024, no events after the reporting period have been disclosed.

Effect of New and Amended International Financial Reporting Standards

A number of new or amended standards became effective for annual periods beginning after 1 January 2024 and beyond with earlier application permitted. The Bank did not early adopt any of the new or amended standards in preparing these financial statements. None of these new/amended standards had any significant impact on the financial statements for the year ended 31 December 2024. Details are provided below.

1) New International Financial Reporting Standards and Amendments Applicable from 1 January 2024

The following standards and amendments became mandatorily effective for annual reporting period commencing 1 January 2024:

i) Lease Liability and Sale Back—Amendments to IFRS 16

The IASB issued amendments to IFRS 16 *Leases* in September 2022, specifying the principles that a seller-lessee should use in measuring lease liability arising from a sale and leaseback transaction. The Amendments provides a requirement that a seller-lessee should determine 'lease payments' or 'revised lease payments' in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee.

ii) Classification of Liabilities as Current or Non-current and non-current liabilities with covenants—Amendments to IAS 1

The IASB issued amendments to IAS 1 *Presentation to Financial Statements* in January 2020 and October 2022, specifying the requirements for classifying liabilities as current or non-current. The amendments require that an entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement for at least twelve months after the reporting period.

iii) Supplier Finance Arrangements—Amendments to IAS 7 and IFRS 7

The IASB issued Supplier Finance Arrangements amendments, which amended IAS 7 *Statement of Cash Flows* and IFRS 7 *Financial Instruments: Disclosures* in May 2023, specifying the disclosures intended to assist users of financial statements to understand the effect of supplier finance arrangement on entity's liabilities, cash flows and liquidity risk. The Amendments require an entity disclose qualitative and quantitative including provides guidance on characteristics of supplier finance arrangements.

The Bank considered the amendments and determined that they were not significant to its operations and financial statements in the reporting period.

2) New International Financial Reporting Standards and Amendments Applicable from 1 January 2025 and beyond

The following standards and amendments had been issued but are mandatorily applicable for annual reporting periods beginning on or after 1 January 2025.

i) Amendments to IAS 21—Lack of Exchangeability

The IASB issued Lack of Exchangeability which amended IAS 21 *The Effects of Changes in Foreign Exchange Rates* in August 2023. The amendment is to assist an entity in assessing whether a currency can be exchanged for another and determining the appropriate spot exchange rate when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The amendments are effective for annual periods beginning on or after 1 January 2025 and earlier application is permitted.

Management is currently assessing the effect of the standard on its operations and would decide on its application accordingly.

ii) Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

The IASB introduced targeted amendments to IFRS 9 *Financial Instruments* and IFRS 7 *Financial Instruments: Disclosures* in May 2024, to address recent practical challenges and incorporate new requirements applicable to both financial institutions and corporate entities. These amendments:

- Clarify the recognition and derecognition dates for certain financial assets and liabilities, introducing an exception for specific financial liabilities settled via an electronic cash transfer system.

- Provide further clarification and guidance on assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.

- Introduce new disclosure requirements for financial instruments with contractual terms that may alter cash flows, such as those linked to ESG targets.

- Revise disclosure requirements for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments are effective for annual periods beginning on or after 1 January 2026 and earlier application is permitted.

Management is currently assessing the effect of the standard on its operations and would decide on its application accordingly.

iii) IFRS 19 Subsidiaries without Public Accountability: Disclosures

The IASB issued IFRS 19 in May 2024, which applies to entities without public accountability, but whose parents prepare consolidated financial statements under IFRS Accounting Standards. IFRS 19 allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted. The standard is not expected to have any significant effect on the Bank' financial statements.

iv) IFRS 18 Presentation and Disclosure in Financial Statements

The IASB issued IFRS 18 to replace IAS 1 *Presentation of Financial Statements.* IFRS 18 sets out the presentation and base disclosure requirements for financial statements and introduced changes, which will mostly affect the income statement. The standard requires an entity to classify items of income and expenses into three new categories—operating, investing and financing—and present subtotals for operating profit or loss. It also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures (MPMs) and eliminates classification options for interest and dividends in the statement of cash flows. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted but disclosure is required.

Management is currently assessing the effect of the standard on its operations and would decide on its application accordingly.

3) New International Financial Reporting Sustainability Standards

The International Sustainability Standards Board released its first two IFRS Sustainability Reporting Standards in June 2023. The standards are:

i) IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information

Sets out overall requirements for sustainability-related financial disclosures with the objective to require an entity to disclose information about its material sustainability-related risks and opportunities that is useful to primary users of general-purpose financial reports in making decisions relating to providing resources to the entity; and

ii) IFRS S2 Climate-related Disclosures

IFRS S2 sets out the requirements for identifying, measuring, and disclosing information about material climate-related risks and opportunities that is useful to primary users of general-purpose financial reports in making decisions relating to providing resources to the entity.

The standards are effective from 1 January 2024, but individual jurisdictions are required to decide whether and when to adopt and start applying these standards. The Bank is currently considering the requirements of these standards and would determine the most appropriate application date in due course.

Economic Outlook

In 2025, global economic growth is projected to stabilize due to declining inflation levels and policy rates easing by monetary authorities, and the attendant increase in economic activities. However, growth is expected to remain too slow and weak to sustain economic development, due to years of multiple shocks that have particularly affected the most vulnerable countries and widened the income disparity between advanced and developing countries.

In its latest Global Economic Prospects report of January 2025, the World Bank forecasts a global growth rate of 2.7 percent for 2025 and 2026, on the back of the relative return of inflation to target, ease in monetary rates and financial conditions, and modestly better trade and economic context. The World Bank noted, however, the substantial policy uncertainty and downside risks and other headwinds that may weaken the global rate more than projected. The World Bank therefore advised global authorities to put in place policy actions to drive long-term development.

The Bank Group Latest Macroeconomic Performance and Outlook report (MEO 2025), released in February 2025. projected the average real GDP growth rate for Africa at 4.1 percent and 4.4 percent respectively for 2025 and 2026, from a 3.2 percent estimate in 2024. This favourable growth forecast was based on the results of policy reforms in many African countries, aimed at improving sectoral productivity, quality and competitiveness (e.g. agriculture and manufacturing), and enhancing sustainable fiscal and debt positions. The report also projected that a reduction in the continent's average inflation rate from 18.6 percent in 2024 would steady at 12.6 percent in 2025 and 2026, due to tighter monetary policies and action. The MEO 2025 further indicated that Africa's economic performance is showing signs of improvement but remains vulnerable to global shocks and government policy actions are required for sustainable and inclusive growth.

Therefore, for growth to be inclusive in 2025, global and national authorities must pursue sound policy reforms to address fiscal imbalances and debt overhang, price instability and low production, geopolitical tension and climate change mitigation and adaption actions.

From a financial reporting perspective, the known and estimable effects of the global economic events have been captured in these financial statements for the year ended 31 December 2024, and the Bank reported Net Income before distribution approved by the Board of Governors of UA 354.41 million compared with UA 406.05 million in 2023, representing 12.72 percent decrease.

As global monetary authorities continue to ease policy rates, due to disinflation, interest income and expenses are expected to trend downward in the coming years. For 31 December 2024, however, total interest income from loans and treasury investments continued its upward trend, jumping by 18.95 percent to UA 1,844.35 million, while interest expenses on borrowings increased by 17.71 percent to UA 1,402.74 million. As a result, Net Interest Income for 31 December 2024 had a 23.06 percent increase.

As relative market volatility continues, fair value losses on borrowings and related derivatives increased by 113.13 percent to losses of UA 7.81 million in December 2024 compared with gains in 2023. Similarly, the net realized and unrealized fair value gains from trading treasury investments declined 31.94 percent to UA 80.73 million in December 2024.

Accordingly, the Bank will continue to monitor and take appropriate actions to manage its business and financial risks, apply risk management adjustments on its exposures, and report the effects of the evolution of geopolitical tensions and market conditions in its financial statements as they become known and estimable.

NOTE C—RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, liquidity risk, staff benefit plans risk and other operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Four management-level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM), and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance and Chief Financial Officer.

The Credit Risk Committee is chaired by the Group Chief Risk Officer and ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations. The Operations Committee is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval. The Operational Risk Management Committee, co-chaired by the Vice President of the Technical Corporate Services Complex and the Group Chief Risk Officer, is a committee of representative business units across the Bank that exercises oversight over the Operational Risk Management Framework (ORMF) implementation process. It provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management. The Operational Risk Management Committee reports to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention.

The ALCO, CRC, and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports, financial products and financial projections and approves proposed strategies to manage the Bank's balance sheet. The CRC is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring, and rating change approval, among other responsibilities. The ALCO and the CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank, is charged with oversight of all credit, market, and operational risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring day-to-day compliance with those policies and guidelines. Day-to-day risks are managed through the three-lines-of-defense approach in which business units as primary risk takers constitute the first line of defense. The risk department act as the second line of defense and the audit department acts as the third line of defense.

The degree of risk the Bank is willing to assume to fulfill its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's Risk Appetite Statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent) and core risks. Non-core risks include; market risk, and counterparty credit risks from treasury investment activities; staff benefit plan risks; and operational risk. Core risks are related to the Bank's lending activities (sovereign and non-sovereign credit risk,). The capital allocation for non-sovereign operations is up to 45 percent of the Bank's risk capital. The Bank revises its credit risk model and inputs into the credit risk model in response to changes in risk and business environment in line with its credit risk management policies, model risk management framework and governance control. Any changes are reflected prospectively from the date the revision to the credit risk model or input takes effect.

Policy Framework

The policies, processes, and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Long-Term Financial Sustainability Framework, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority), and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, authorized transactions, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers, and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee, and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines, as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio, (ii) non-sovereign credit risk in its portfolio of its private sector borrowers' exposures, and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines, and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received and other credit enhancements for 31 December 2024 and 31 December 2023 is as follows.

Maximum exposure to credit risk

(UA thousands)

Assets	2024	2023
Cash	859,306	1,383,149
Demand obligations	1,146	1,146
Treasury investments at fair value	4,899,390	4,481,799
Treasury investments at amortized cost	9,471,952	7,900,861
Derivative assets	863,319	895,351
Accrued income and charges receivable on loans	755,654	641,739
Other accounts receivable	892,607	1,188,638
Loans	23,691,207	22,021,408

1) Sovereign Credit Risk

When the Bank lends to borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member country. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

The Bank manages country credit risk through its policies related to the quality at entry of project proposals and, exposure management, including individual country exposure and overall creditworthiness of the concerned country. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

The foundation of the Bank's sovereign credit risk management is a systematic credit risk assessment framework that builds on scoring models and their associated risk factors that have been optimized for the predictive power of the rating parameters and for better alignment with widely used rating scales. The Bank

measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets Risk Database (GEMs) consortium.

The Bank recently reviewed its sovereign rating framework, and the revised framework was implemented in June 2024. The Bank's sovereign credit ratings, which are used for country creditworthiness assessment, are derived from an assessment of six risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the payment track record with the Bank and arrears on external debt. These six risk indices are combined to derive a composite country risk index which is translated into credit risk ratings for sovereign counterparties. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries comply with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales.

Internal rating scale equivalent

Risk Class	Revised rating scale	International ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Preferred Credit Treatment

In addition to the review of sovereign risk factors and recalibration of the sovereign rating model, the revised sovereign rating framework introduced a methodology in 2024 to account for Preferred Creditor Treatment (PCT) rating uplift which has been utilized in the Bank's Capital Adequacy and Expected Credit Loss (IFRS 9) analysis. The PCT methodology reflects analysis based on rating agency and GEMs sovereign default rates and country-specific considerations and will be subject to ongoing review to consider alternative approaches to incorporating PCT in future.

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.55 at the end of 31 December 2024, compared with 3.20 as of 31 December 2023. The improvement of the weighted average risk rating is mainly due to the incorporation of the PCT rating uplift methodology in the derivation of the Bank's risk's metrics following the revision of the Bank's sovereign rating framework in 2024.

The table below shows the breakdown of the Bank's sovereign portfolio across the five risk categories.

Risk profile of the sovereign portfolio

Year	Very low risk	Low risk	Moderate risk	High risk	Very high risk
2024	38%	19%	35%	7%	1%
2023	39%	21%	30%	9%	1%
2022	40%	19%	34%	6%	1%
2021	34%	18%	39%	8%	1%
2020	39%	18%	31%	11%	1%

Under the Bank's sanctions policy, if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis.

To cover potential unexpected losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets, as well as for contingent liabilities (guarantees and client risk management products) in each risk class.

Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss given default than public sector operations. At the end of December 2024, the Bank's sovereign loan and guarantee portfolio used up to 26.10 percent (2023: 33.7 percent) of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gains (or losses) on financial assets at FVOCI, unrealized gains or losses on borrowings at FVTPL arising from "own credit" and any shortfall of the stock of provisions to credit losses. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to borrowers in the private sector, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the characteristics and nature of the transactions and the outputs are mapped to the Bank's credit risk rating scale.

Non-sovereign transactions are grouped into four main categories: project finance; corporate finance; financial institutions and private equity funds. The weighted-average risk rating was 3.73 at the end of December 2024 compared with 4.09 at the end of 2023.

The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

Risk profile of the non-sovereign portfolio

Year	Very low risk	Low risk	Moderate risk	High risk	Very high risk
2024	16%	27%	31%	17%	10%
2023	19%	17%	31%	19%	14%
2022	18%	16%	34%	14%	18%
2021	9%	19%	43%	12%	17%
2020	17%	21%	36%	15%	11%

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital model which uses internally developed risk parameters (internal rating based).

At the end of December 2024, the non-sovereign portfolio risk capital percentage of the Banks total on-balance sheet risk capital sources was 12.80 percent (2023: 14.2 percent). For the components of non-sovereign portfolio, loans and guarantees risk capital was approximately 4.8 percent (2023: 4.9 percent) while the equity participations risk capital was approximately 8.04 percent (2023: 9.3 percent) of the Bank's total on-balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total risk capital utilization of any country does not exceed 15 percent of the Bank's total risk capital. The Bank also has a limit of 11.25 percent for capital utilization rate per sector. These thresholds and other determinants of country limits are articulated in the Bank's capital adequacy framework and Risk Appetite Statement.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

Country Exposure in Borrowing Member Countries
The Bank's exposures as at 31 December 2024 and 31 December 2023 from its lending activities to borrowing member countries as well as from the private sector projects in those countries are summarized below.

Summary of loans as at 31 December 2024
(UA thousands)

Country	Number of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Outstanding balance— gross	% of total outstanding loans
Algeria	1	549,880	-	-	549,880	2.27
Angola	12	1,573,523	185,439	457,359	930,725	3.85
Benin	6	391,231	60,272	273,359	57,600	0.24
Botswana	5	622,914	-	-	622,914	2.57
Burkina Faso	3	93,732	-	69,589	24,143	0.10
Cabo Verde	18	218,667	-	12,447	206,220	0.85
Cameroon	21	1,726,553	31,581	836,793	858,179	3.55
Republic of the Congo	6	403,142	-	69,683	333,459	1.38
Côte d'Ivoire	20	1,399,326	19,632	518,987	860,707	3.56
Egypt	22	2,272,193	39,846	300,334	1,932,013	7.99
Equatorial Guinea	5	73,929	-	48,860	25,069	0.10
Eswatini	11	490,464	107,811	208,684	173,969	0.72
Ethiopia	2	132,320	-	48,830	83,490	0.35
Gabon	12	886,257	-	228,073	658,184	2.72
Kenya	21	1,829,763	125,429	449,660	1,254,674	5.19
Mauritius	9	797,051	-	84,347	712,704	2.95
Morocco	71	4,528,186	179,070	1,039,380	3,309,736	13.68
Namibia	12	991,315	-	246,718	744,597	3.08
Nigeria	19	2,552,694	115,019	801,827	1,635,848	6.76
Rwanda	9	782,823	76,679	448,349	257,795	1.07
Senegal	28	1,586,112	109,628	607,311	869,173	3.59
Seychelles	9	117,347	-	261	117,086	0.48
South Africa	11	2,040,385	-	508,532	1,531,853	6.33
Tanzania	13	1,311,341	99,461	548,797	663,083	2.74
Tunisia	42	2,537,793	63,883	634,900	1,839,010	7.60
Uganda	11	854,039	137,778	418,404	297,857	1.23
Zambia	10	419,853	-	78,234	341,619	1.41
Zimbabwe**	12	209,908	-	-	209,908	0.87
Multinational	4	270,296	174,250	96,046	-	-
Total public sector	**425**	**31,663,037**	**1,525,778**	**9,035,764**	**21,101,495**	**87.23**
Total private sector	**140**	**5,239,018**	**1,414,325**	**734,431**	**3,090,262**	**12.77**
Total	**565**	**36,902,055**	**2,940,103**	**9,770,195**	**24,191,757**	**100.00**

* Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded.
** Countries in non-accrual status as at 31 December 2024.

Summary of loans as at 31 December 2023

(UA thousands)

Country	Number of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Outstanding balance— gross	% of total outstanding loans
Algeria	1	616,001	-	-	616,001	2.71
Angola	10	1,420,006	-	604,936	815,070	3.58
Benin	5	341,096	53,259	251,897	35,940	0.16
Botswana	5	680,336	-	133,908	546,428	2.40
Burkina Faso	3	96,737	-	79,207	17,530	0.08
Cabo Verde	17	222,323	-	21,323	201,000	0.88
Cameroon	21	1,816,061	312,177	683,975	819,909	3.60
Republic of the Congo	6	424,771	-	81,983	342,788	1.51
Côte d'Ivoire	18	1,328,298	-	610,914	717,384	3.15
Egypt	21	2,404,730	163,346	151,824	2,089,560	9.19
Equatorial Guinea	5	78,143	-	55,799	22,344	0.10
Eswatini	12	378,405	84,324	141,055	153,026	0.67
Ethiopia	2	130,975	-	60,004	70,971	0.31
Gabon	13	975,265	-	266,989	708,276	3.11
Kenya	20	1,742,740	187,593	448,427	1,106,720	4.86
Mauritius	8	629,726	-	81,987	547,739	2.41
Morocco	68	4,468,578	328,242	674,658	3,465,678	15.23
Namibia	13	1,025,876	148,517	105,943	771,416	3.39
Nigeria	18	2,103,613	134,161	729,521	1,239,931	5.45
Rwanda	8	730,649	151,762	337,541	241,346	1.06
Senegal	25	1,541,983	-	737,762	804,221	3.54
Seychelles	8	99,515	24,596	1,225	73,694	0.32
South Africa	10	1,385,124	-	184,696	1,200,428	5.28
Tanzania	11	1,107,988	49,192	621,553	437,243	1.92
Tunisia	42	2,669,245	67,267	669,902	1,932,076	8.49
Uganda	10	794,030	133,923	406,266	253,841	1.12
Zambia	10	350,521	-	91,231	259,290	1.14
Zimbabwe**	12	204,035	-	-	204,035	0.90
Multinational	3	192,587	192,587	-	-	-
Total public sector	**405**	**29,959,357**	**2,030,946**	**8,234,526**	**19,693,885**	**86.57%**
Total private sector	**139**	**4,909,324**	**1,123,888**	**730,137**	**3,055,299**	**13.43%**
Total	**544**	**34,868,681**	**3,154,834**	**8,964,663**	**22,749,184**	**100.00%**

* Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded.
** Countries in non-accrual status as at 31 December 2023.

Balance Sheet Optimization Initiatives

The African Development Bank has been at the forefront of financial innovation to optimize its balance sheet and increase its financial capacity since 2015. The Bank continues to pioneer Balance Sheet Optimization (BSO) initiatives to mobilize additional financial resources and play its countercyclical financing role. The Bank's drive for innovation was endorsed in the Independent Review of Capital Adequacy Frameworks (The CAF Review) commissioned by the G20 Finance Ministers to scale up MDB financing.

The BSO policy framework approved in June 2020 concretizes the objectives of risk transfer transactions with the Bank as (i) reducing concentration risk on the Bank's sovereign and/or non-sovereign loan and/or guarantee portfolios; (ii) diversifying and crowding in investors into ESG and development finance and (iii) increasing the institution's lending headroom. BSO initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through Exposure Exchange Agreements (EEAs), credit insurance and guarantee transactions, among other instruments.

Since the execution of the first transaction in 2015, BSO has become a valuable tool for creating lending headroom to facilitate the Bank's ability to meet client expectations.

Balance Sheet Optimization Initiatives—Sovereign

In this section, BSO initiatives transacted for the benefit of sovereign obligors are discussed. Similar transactions impacting non-sovereign credit exposures are described under Non-Sovereign Credit Risk.

Exposure Exchange Agreement

The first sovereign BSO transaction completed by the Bank was under the EEA. This multi-peer risk sharing framework was established as part of efforts at the time to reduce sovereign concentration risk and increase lending headroom among MDBs. The EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating MDB retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA. At the time of each individual transaction, the parties sign Confirmation Schedules reflecting the proposed portfolios to be exchanged and the relevant maturities. Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. Thus, the counterparty credit exposure that can arise from the purchase or sale of protection under the MDB exposure exchange is limited, given the AAA credit ratings of the Bank's counterparties.

The first Confirmation Schedules were concluded in 2015 between the African Development Bank, the Inter-American Development Bank (IADB) and the World Bank (IBRD), all AAA-rated entities. These inaugural Confirmation Schedules have a final maturity in 2030 with linear annual reduction of the notional amounts starting from 2025. Eight years later, on July 2023, the Bank finalized another Confirmation Schedule of a USD 1 billion with the Asian Development Bank (AsDB) under the EEA framework for 15 years maturing in July 2038 to further enhance Bank headroom available to high-risk countries. On 25 October 2024, the Bank also finalized another USD 1billion with the AsDB aimed at enhancing the Bank's capacity for sustainable lending across Africa.

The EEA in no way affects the application of normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio. When the default event is resolved, payments made under the EEA are returned to the seller of protection. To date, no such credit events have occurred.

The Bank accounts for exposures and rights arising from the EEA and similar transactions as financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

The table below presents the countries and notional amounts of credit protection contracted under the various Confirmation Schedules governed by the EEA.

Summary of Exposure Exchange Agreements
(USD millions)

Protection purchased						Protection sold					
World Bank		**Inter-American Development Bank**		**Asian Development Bank**		**World Bank**		**Inter-American Development Bank**		**Asian Development Bank**	
Angola	213.71	Angola	85.00	Angola	150.00	Albania	126.00	Argentina	750.00	Bangladesh	547.00
Botswana	225.00	Egypt	720.00	Cameroon	234.00	China	128.18	Brazil	820.00	India	347.00
Gabon	150.00	Morocco	990.00	Congo	100.00	India	450.00	Ecuador	303.20	Pakistan	250.00
Namibia	49.00	Nigeria	95.00	Egypt	110.00	Indonesia	475.32	Mexico	800.00	Mongolia	416.00
Nigeria	100.00	Tunisia	990.00	Gabon	184.00	Jordan	13.00	Panama	206.80	Philippines	309.00
South Africa	850.00			Morocco	520.00	Pakistan	10.21			Indonesia	55.00
				Senegal	215.00	Romania	185.00			Uzbekistan	76.00
				Côte d'Ivoire	284.00	Türkiye	200.00				
				Kenya	86.00						
				Tanzania	117.00						
TOTAL	**1,587.71**	**TOTAL**	**2,880.00**	**TOTAL**	**2,000.00**	**TOTAL**	**1,587.71**	**TOTAL**	**2,880.00**	**TOTAL**	**2,000.00**

Sovereign Portfolio Credit Insurance

The Bank has purchased credit insurance protection cover on the obligations of one or more of its sovereign borrowers. In 2022, the Bank executed a portfolio-based credit insurance transaction, Room 2 Run Sovereign with the UK's Foreign Commonwealth and Development Office and three private insurers from the Lloyd's market, providing the Bank with an estimated additional USD 2 billion in new lending capacity for climate finance. The transaction increased the efficient use of the Bank's risk capital by hedging its portfolio credit risk and creating additional headroom for the Bank's operations in order to improve the overall risk profile of the Bank's assets. The Bank remains the lender of record of the covered sovereign loans and guarantees in the reference portfolio and expects full recovery of its sovereign and sovereign-guaranteed exposures covered in the remote case of a default. This notwithstanding, no default events have occurred on any sovereign exposures covered as of 31 December 2024.

The transaction notably improves the risk profile of the Bank's portfolio, while enhancing its risk bearing capacity.

Insurance at Origination for Single Sovereign Obligors

In 2023, the BSO strategy accelerated deployment of insurance at origination on sovereign assets. This approach has allowed the Bank to increase its relevance to clients seeking to mobilize sustainable financing from commercial lenders and the capital markets. The Bank approved a Partial Credit Guarantee (PCG) of USD 345 million equivalent in renminbi to facilitate Egypt's inaugural issuance of a Sustainability Panda Bond of approximately USD 500 million to finance ESG projects under the country's Sovereign Sustainable Financing Framework. This was the first ever Panda Bond issued in China by an African sovereign and crowded in capacity by private insurers.

The Bank also provided a EUR 400 million PCG in support of the mobilization of a EUR 533 million 15-year ESG loan to the Government of Côte d'Ivoire. In this transaction, the Bank collaborated with the insurance arm of the Islamic Development Bank—(Islamic Corporation for the Insurance of Investment and Export Credit), another founding member of the Co-Gurantee Platform, to back the Bank's participation with EUR

194 million. This enabled the Bank to provide the full EUR 400 million guarantee cover representing an 80 percent AAA credit enhancement to the lender. This translated to optimal financing for the government in terms of loan pricing at the required tenor.

Overall, the total notional amount of credit protection, including insurance, purchased or sold, on the under- lying single referenced sovereign entities rose to UA 5.01 billion (USD 6.54 billion) as at 31 December 2024 and UA 4.13 billion (USD 5.54 billion) as at 31 December 2023.

Balance Sheet Optimization Initiatives—Non-sovereign

As in the case of sovereign credit exposures, the Bank has entered into BSO initiatives covering its non- sovereign loan and guarantee portfolio aimed at (i) mobilizing institutional investment, (ii) addressing con- centration and other prudential ratio limits, and (iii) increasing lending headroom. These initiatives involve, among other structured finance approaches, assets sell downs, credit insurance, financial guarantees, and synthetic securitization structures, on defined non-sovereign exposures. Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and as protection buyer, the Bank remains the lender of record. In line with the substance, the transactions are accounted for as financial guarantee contracts. Accordingly, the cash flow expected from the purchased BSO credit protection or financial guarantee contract is included in the measurement of ECLs of loan (if certain conditions are met), with the effect of improving ECLs reported in the financial statements of the Bank.

Specific BSO initiatives undertaken by the Bank covering its non-sovereign obligors are described below.

Private Sector Credit Enhancement Facility

The Bank enters into risk participation agreements for the primary purpose of promoting Private Sector Op- erations in certain countries by inviting other entities to participate in the risks of such Private Sector Opera- tions. The PSF is one of such initiatives.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015, as an independent special purpose vehicle managed by the African Development Fund, to absorb risk on selected non-sovereign loans issued by the Bank in low-income countries at origination. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a risk participation agreement structure. The Bank has purchased credit enhancement from the PSF for some of its non-sovereign loans. As at 31 Decem- ber 2024, the notional amounts of non-sovereign loans covered by the PSF stood at UA 245.87 million (31 December 2023: UA 249.32 million).

Non-Sovereign Synthetic Securitization and Portfolio Credit Insurance

In 2018, the Bank launched its now well-known Room 2 Run program as a subset of its BSO initiatives. Within the Room 2 Run umbrella, two pioneering portfolio-based transactions were executed in support of easing prudential limits on the non-sovereign portfolio and crowding in institutional investors. The initial transaction was the USD 1 billion synthetic securitization which has grown to a cumulative credit insurance portfo- lio balance of USD 2 billion as at 31 December 2024. The Room 2 Run synthetic securitization transaction (R2R-SST) transaction was terminated on 30 June 2024, while the Room 2 Run Credit insurance transaction (R2R-CI) transaction had an effective termination date of 14 January 2025.

Portfolio Guarantees

On September 2022, the Bank signed the Lusophone Compact Guarantee with the Government of Por- tugal for EUR 400 million in support of private sector projects in Portuguese-speaking countries in Africa. The Lusophone Compact Guarantee with a maturity of 15 years allows the Bank to receive cover on single obligor credit on non-sovereign transactions in eligible countries for up to 85 percent of the principal on an on-demand basis.

Insurance at Origination for Non-sovereign Single Obligors

The overall total notional outstanding exposure of all relevant underlying single and portfolio-based non-sovereign reference entities covered by BSOs stood at UA 1.98 billion as at 31 December 2024 (31 December 2023: UA 2.06 billion).

The BSO fees are generated through operational activities and netted off against the Bank's loan income (see note N), they are not included in the administrative expenses. The total BSO expenses for the year amounted to UA 13.84 million (2023: UA 15.61 million).

3) Counterparty Credit Risk

In the normal course of business, and beyond its development-related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and be approved by the Bank's Vice President for Finance and CFO. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum short-term credit rating of A-1/P-1/F-1 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties by maturity:

Minimum credit ratings for Investments

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage-backed securities (MBS)/ Asset-backed securities (ABS)	AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enter into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated A-/A3 or above by at least two approved rating agencies and must enter into a collateral exchange agreement with the Bank. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require ALCO approval. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank's derivative exposures and their credit rating profiles are shown in the tables below.

Derivative exposures and their credit rating profiles

(UA millions)

	Derivatives			Credit risk profile of net exposure		
	Notional amount	Fair value*	Net exposure**	AAA	AA+ to AA-	A+ and lower
2024	36,290	151	33	-	11%	89%
2023	34,086	127	40	-	-	100%
2022	36,803	104	15	-	-	100%
2021	38,502	295	28	-	1%	99%
2020	29,804	884	115	-	1%	99%

* Fair value before collateral.
** After collateral received in cash or securities.

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement are summarized below.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

(UA millions)

	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Related amounts not set off in the statement of financial position		Net amount
				Financial instruments	Collateral received	
2024	151	-	151	-	(118)	33
2023	138	(12)	127	-	(89)	38
2022	144	(40)	104	-	(89)	15
2021	526	(280)	246	-	(347)	(101)
2020	1,474	(590)	884	-	(849)	35

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements
(UA millions)

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Related amounts not set off in the statement of financial position		Net amount
				Financial instruments	Cash collateral pledged	
2024	1,597	(110)	1,487	-	-	1,487
2023	2,115	(780)	1,335	-	-	1,335
2022	2,754	(742)	2,012	-	-	2,012
2021	661	(279)	382	-	-	382
2020	145	(41)	104	-	-	104

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties as shown in the table below.

Credit rating profile of investment and related derivative portfolio

	AAA	AA+ to AA-	A+ and lower
2024	54%	27%	19%
2023	53%	32%	15%
2022	46%	39%	15%
2021	51%	36%	13%
2020	54%	36%	10%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit.

As of 31 December 2024, the capital consumption attributable to the Bank's counterparty credit portfolio including all investments and derivative instruments stood at 3.80 percent (2023: 4.3 percent) of the Bank's total risk capital.

Expected Credit Risk
Definition of Default
The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank that is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9's 90 days past due rebuttable presumption on the Bank's sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other MDBs.

The Bank considers default from the standpoint that the obligor is unlikely to pay and meets its credit obligations to the Bank without recourse by the Bank to actions such as realizing the obligor's assets or security.

Modifications of Financial Assets and Financial Liabilities
The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the asset's credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If they are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain or loss in the income statement as the difference between the gross carrying amount prior to the modification and the new gross carrying amount.

Measurement and Recognition of Expected Credit Loss

ECLs are calculated by multiplying three main components: the probability of default (PD), loss given default (LGD) and exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, that are calculated based on statistical rating models and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, this will lead to a change in the estimate of the associated PD.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macroeconomic scenario that affect credit risk. The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The non-sovereign LGD model considers seniority of the claim, whereas sovereign LGDs are driven by rating class and several macroeconomic factors. For non-sovereign stage 3 exposures, LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

The Bank's loss given default (LGD) model for the sovereign loans portfolio is in accordance with the global best practices of the sector and the Bank's Model Risk Management (MRM) guidelines. This model allows for a lower dependence on the effective interest rate (EIR) and its high volatility. The LGD model is now based on historical losses observed mainly on the Bank's sovereign portfolio, estimated as the time value of money of the amount in arrears over the default period. This approach to estimate the observed losses captures the Bank's PCT status as no losses on principal and interest due have been observed in the sovereign portfolio. Adjustments, based on a scorecard comprising several macroeconomic factors, are then made to the historical observed losses grouped by ratings to estimate the LGD. This model integrates an estimate of the recovery costs and a floor to capture its value.

In line with the MRM framework, the CRC cleared the implementation of this model. The Bank conducts periodic reviews of this model or whenever a substantial change occurs in the economic environment in line with its model risk management.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

Assessment of Significant Increase in Credit Risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB-equivalent or better.

The Bank has recently reviewed its criteria for stage classification by improving them to align with industry best practices and IFRS9 standards. The new criteria, driven by rating downgrade notches, are more granular and sensitive. These new criteria were cleared by the CRC and implemented in July 2024.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Incorporation of Forward-looking Information

The Bank considers a range of three relevant forward-looking macro-economic scenarios (baseline, optimistic and pessimistic) assumptions for the determination of unbiased ECLs. All the risk parameters used to compute the ECLs are approved by the Credit Risk Committee, which consists of senior executives from risk, finance, and operations functions.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of Expected Credit Loss

The Bank calculates ECLs based on three probability-weighted macroeconomic scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these scenarios is associated with different probability of default parameters and different weight. These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking macro-economic data.

The Bank recognizes all ECLs in the income statement in the reporting period when it is determined and as an adjustment to the loss allowance account on the balance sheet. When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met, it measures the loss allowance at an amount equal to 12-month ECLs at the current reporting period. This determination and subsequent reversal of loss allowance (i.e. write back) is based on the financial instrument being cured and appropriate for the backward transfer.

Amounts Arising from Expected Credit Losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). The exposures are classified in stages based on staging criteria discussed above.

Impairment of Financial Instruments by Stage
The tables below present a breakdown of impairment allowance based on stage allocation and asset classification as at 31 December 2024 and 31 December 2023 and a reconciliation of ECLs allowance recognized
in the income statement.

Impairment on loans at amortized costs and other financial instruments by stage
As at 31 December 2024

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	71,048	126,530	279,386	476,964
Interest receivables	4,575	8,017	183,948	196,540
Undisbursed loans	908	22,677	–	23,585
Treasury investments	347	-	–	347
Guarantees	5,880	-	–	5,880
Total impairment as at 31 December 2024	**82,758**	**157,224**	**463,334**	**703,316**

As at 31 December 2023

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	123,576	115,154	464,923	703,653
Interest receivables	6,032	8,359	216,609	231,000
Undisbursed loans	2,390	21,733	–	24,123
Treasury investments	302	-	–	302
Guarantees	1,932	-	–	1,932
Total impairment as at 31 December 2023	**134,232**	**145,246**	**681,532**	**961,010**

Reconciliation of ECLs allowance recognized in the Income Statement

ECLs impairment on Loan principal for 31 December 2024

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	123,576	115,154	464,923	703,653
(Writeback)/Provision for the year—Income statement	(52,528)	11,376	28,048	(13,104)
Write-Off	-	-	(213,585)	(213,585)
Closing 31 December 2024	**71,048**	**126,530**	**279,386**	**476,964**
(Writeback)/Provision for the year 31 December 2023	(30,754)	18,589	15,097	2,933

ECLs impairment on Interest receivables for 31 December 2024

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	6,032	8,359	216,609	231,000
(Writeback)/Provision for the year—Income statement	(1,457)	(342)	5,969	4,170
Write off	-	-	(38,630)	(38,630)
Closing 31 December 2024	**4,575**	**8,017**	**183,948**	**196,540**
Provision for the year 31 December 2023	1,313	4,397	6,792	12,502

ECLs impairment on Undisbursed loans for 31 December 2024

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	2,390	21,733	-	24,123
(Writeback)/Provision for the year—Income statement	(1,482)	944	-	(538)
Closing 31 December 2024	**908**	**22,677**	**-**	**23,585**
(Writeback)/Provision for the year 31 December 2023	(387)	3,240	-	2,852

ECLs impairment on Treasury Investments for 31 December 2024

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	302	-	-	302
Writeback for the year—Income statement	45	-	-	45
Closing 31 December 2024	**347**	**-**	**-**	**347**
Provision for the year 31 December 2023	31	-	-	31

ECLs impairment on Financial Guarantees for 31 December 2024

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	1,932	-	-	1,932
Provision for the year—Income statement	3,948	-	-	3,948
Closing 31 December 2024	**5,880**	**-**	**-**	**5,880**
Provision/(Writeback) for the year 31 December 2023	1,441	(13)	-	1,428

The table below presents an analysis of loans—sovereign and non-sovereign—at amortized cost by gross exposure, impairment allowance and coverage ratio at 31 December 2024 and 31 December 2023.

Analysis of Loans at amortized cost, impairments and ECLs Coverage ratio[2]
As at 31 December 2024
(UA millions)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan principal	**19,964**	**3,745**	**483**	**24,192**	**71.05**	**126.53**	**279.38**	**476.96**
Non-sovereign	2,192	626	273	3,091	50.87	49.69	190.80	291.36
Sovereign	17,772	3,119	210	21,101	20.18	76.84	88.58	185.60
Interest receivables	**450**	**66**	**399**	**915**	**4.58**	**8.02**	**183.94**	**196.54**
Non-sovereign	62	15	24	101	3.77	3.51	22.06	29.34
Sovereign	388	51	375	814	0.81	4.51	161.88	167.20
Undisbursed loans	**8,949**	**778**	**44**	**9,771**	**0.91**	**22.68**	**-**	**23.59**
Non-sovereign	691	-	44	735	0.39	-	-	0.39
Sovereign	8,258	778	-	9,036	0.52	22.68	-	23.20
Total loans and interest receivables	**29,363**	**4,589**	**926**	**34,878**	**76.54**	**157.23**	**463.32**	**697.09**
Guarantees	**1,026**	**-**	**-**	**1,026**	**5.88**	**-**	**-**	**5.88**
Non-sovereign	77	-	-	77	4.99	-	-	4.99
Sovereign	949	-	-	949	0.89	-	-	0.89
Treasury investments	**8,702**	**-**	**-**	**8,702**	**0.35**	**-**	**-**	**0.35**
31 December 2024	**39,091**	**4,589**	**926**	**44,606**	**82.77**	**157.23**	**463.32**	**703.32**

	ECLs Coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	**0.36%**	**3.38%**	**57.84%**	**1.97%**
Non-sovereign	2.32%	7.94%	69.89%	9.43%
Sovereign	0.11%	2.46%	42.18%	0.88%
Interest receivables	**1.02%**	**12.15%**	**46.10%**	**21.48%**
Non-sovereign	6.08%	23.40%	91.92%	29.05%
Sovereign	0.21%	8.84%	43.17%	20.54%
Undisbursed loans	**0.01%**	**2.92%**	**-**	**0.24%**
Non-sovereign	0.06%	-	-	0.05%
Sovereign	0.01%	2.92%	-	0.26%
Total loans and interest receivables	**0.26%**	**3.43%**	**50.03%**	**2.00%**
Guarantees	**0.57%**	**-**	**-**	**0.57%**
Non-sovereign	6.48%	-	-	6.48%
Sovereign	0.09%	-	-	0.09%
Treasury investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.21%**	**3.43%**	**50.03%**	**1.58%**

---

2. ECL coverage ratio is ECLs in each stage as a proportion of gross exposure in each stage. It measures the cover of ECLs by Loans at a reporting period

As at 31 December 2023

(UA millions)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan principal	**20,350**	**1,713**	**687**	**22,750**	**123.57**	**115.16**	**464.92**	**703.65**
Non-sovereign	1,850	723	483	3,056	38.26	41.92	378.82	459.00
Sovereign	18,500	990	204	19,694	85.31	73.24	86.10	244.65
Interest receivables	**438**	**39**	**409**	**886**	**6.03**	**8.36**	**216.61**	**231.00**
Non-sovereign	45	17	57	119	2.66	3.08	64.64	70.39
Sovereign	393	22	352	767	3.37	5.27	151.97	160.61
Undisbursed loans	**8,536**	**414**	**15**	**8,965**	**2.40**	**21.73**	**-**	**24.13**
Non-sovereign	715	-	15	730	0.71	-	-	0.70
Sovereign	7,821	414	-	8,235	1.69	21.73	-	23.42
Total loans and interest receivables	**29,324**	**2,166**	**1,111**	**32,601**	**132.00**	**145.25**	**681.53**	**958.78**
Guarantees	**694**	**-**	**-**	**694**	**1.93**	**-**	**-**	**1.93**
Non-sovereign	43	-	-	43	0.50	-	-	0.50
Sovereign	651	-	-	651	1.43	-	-	1.43
Treasury investments	**7,897**	**-**	**-**	**7,897**	**0.30**	**-**	**-**	**0.30**
31 December 2023	**37,915**	**2,166**	**1,111**	**41,192**	**134.23**	**145.25**	**681.53**	**961.01**

	ECLs Coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	**0.61%**	**6.72%**	**67.69%**	**3.09%**
Non-sovereign	2.07%	5.80%	78.46%	15.02%
Sovereign	0.46%	7.40%	42.21%	1.24%
Interest receivables	**1.38%**	**21.43%**	**52.89%**	**26.04%**
Non-sovereign	5.92%	18.15%	112.69%	58.75%
Sovereign	0.86%	23.97%	43.15%	20.93%
Undisbursed loans	**0.03%**	**5.25%**	**-**	**0.27%**
Non-sovereign	0.10%	-	-	0.10%
Sovereign	0.02%	5.25%	-	0.28%
Total loans and interest receivables	**0.45%**	**6.71%**	**61.34%**	**2.94%**
Guarantees	**0.28%**	**-**	**-**	**0.28%**
Non-sovereign	1.16%	-	-	1.16%
Sovereign	0.22%	-	-	0.22%
Treasury investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.35%**	**6.71%**	**61.34%**	**2.33%**

An analysis of changes in ECLs allowances in relation to the Bank's financial assets carried at amortized cost is provided below.

Analysis of the changes in ECLs allowance account between 31 December 2023 and 31 December 2024

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2024	134,232	145,246	681,532	961,010
New assets originated or purchased	12,364	13,416	87	25,867
Assets derecognized or repaid (excluding write off)	(2,098)	(95)	–	(2,193)
Transfer from Stage 1 to Stage 2	(30,678)	30,678	–	–
Transfer from Stage 2 to Stage 3	–	(2,202)	2,202	–
Transfer from Stage 2 to Stage 1	27,735	(27,735)	–	–
Transfer from Stage 1 to Stage 3	(17)	–	17	–
Amount written off	–	–	(252,215)	(252,215)
New and increased provision	(58,780)	(2,084)	31,711	(29,153)
Gross carrying amount as at 31 December 2024	**82,758**	**157,224**	**463,334**	**703,316**

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: i) 1-year debt service payments, ii) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero, iii) loan equivalent value of committed guarantees, and iv) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at 31 December 2024 and 2023 were as follows.

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2024

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	1,228,580	(4,393,419)	(89,894)	(837,455)	(461,954)	(208,069)	(295,693)	(2,500,354)
Borrowings at fair value	26,196,006	31,658,284	3,500,693	7,570,179	7,183,851	4,546,511	4,133,716	4,723,334
	27,424,586	27,264,865	3,410,799	6,732,724	6,721,897	4,338,442	3,838,023	2,222,980
Financial liabilities without derivatives								
Accounts payable	1,513,361	1,513,361	1,513,361	-	-	-	-	-
Borrowings at amortized cost	208,024	211,828	60,189	17,876	69,721	8,048	9,122	46,872
	1,721,385	1,725,189	1,573,550	17,876	69,721	8,048	9,122	46,872
Total financial liabilities	**29,145,971**	**28,990,054**	**4,984,349**	**6,750,600**	**6,791,618**	**4,346,490**	**3,847,145**	**2,269,852**
Represented by:								
Derivative liabilities	1,228,580	(4,393,419)	(89,894)	(837,455)	(461,954)	(208,069)	(295,693)	(2,500,354)
Accounts payable	1,513,361	1,513,361	1,513,361	-	-	-	-	-
Borrowings	26,404,030	31,870,112	3,560,882	7,588,055	7,253,572	4,554,559	4,142,838	4,770,206

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2023

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	1,138,109	(3,758,884)	(150,813)	(795,504)	(734,721)	(465,410)	(105,650)	(1,506,786)
Borrowings at fair value	24,562,870	29,686,112	3,793,584	3,352,680	6,656,597	6,086,045	3,861,541	5,935,665
	25,700,979	25,927,228	3,642,771	2,557,176	5,921,876	5,620,635	3,755,891	4,428,879
Financial liabilities without derivatives								
Accounts payable	1,604,164	1,604,164	1,604,164	-	-	-	-	-
Borrowings at amortized cost	213,538	217,770	106,069	33,871	74,551	250	240	2,789
	1,817,702	1,821,934	1,710,233	33,871	74,551	250	240	2,789
Total financial liabilities	**27,518,681**	**27,749,162**	**5,353,004**	**2,591,047**	**5,996,427**	**5,620,885**	**3,756,131**	**4,431,668**
Represented by:								
Derivative liabilities	1,138,109	(3,758,884)	(150,813)	(795,504)	(734,721)	(465,410)	(105,650)	(1,506,786)
Accounts payable	1,604,164	1,604,164	1,604,164	-	-	-	-	-
Borrowings	24,776,408	29,903,882	3,899,653	3,386,551	6,731,148	6,086,295	3,861,781	5,938,454

Market Risk

Market risk is the risk of loss or adverse financial impact on the Bank's financial instruments due to direct or indirect changes in market prices. The Bank principally faces two forms of market risk: (i) Currency exchange risk (ii) Interest rate risk.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of the Bank's balance sheet is funded by equity resources, which are reported in UA (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (UA). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

The net currency position as at 31 December 2024 and 2023 is as follows.

Net Currency Position at 31 December 2024

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Sub-total	Units of Account	Total
Assets									
Cash	(113,531)	44,820	758,096	4,251	-	175,869	869,505	(10,199)	859,306
Demand obligations	-	-	-	-	-	1,146	1,146	-	1,146
Treasury investments at fair value[a]	1,348,989	59,094	(877)	74,440	346,628	3,109,671	4,937,945	-	4,937,945
Treasury investments at amortized cost	2,720,924	3,913,518	743,595	816,686	1,001,968	275,261	9,471,952	-	9,471,952
Accounts receivable	394,305	1,564,325	(655,918)	22,541	41,903	148,879	1,516,035	132,226	1,648,261
Loans	10,798,002	10,621,561	2,011	-	-	2,052,085	23,473,659	-	23,473,659
Equity participations	96,235	900,758	-	-	-	28,332	1,025,325	65,306	1,090,631
Other assets	-	-	-	-	-	-	-	165,652	165,652
	15,244,924	17,104,076	846,907	917,918	1,390,499	5,791,243	41,295,567	352,985	41,648,552
Liabilities									
Accounts payable	(480,252)	(567,722)	(81,643)	(15,161)	(41,189)	(324,842)	(1,510,809)	(2,552)	(1,513,361)
Employee benefits obligations	-	-	-	-	-	-	-	(266,195)	(266,195)
Borrowings	(4,919,372)	(13,434,267)	(1,077,269)	(1,587,892)	(511,008)	(4,874,222)	(26,404,030)	-	(26,404,030)
Currency swaps on borrowings and related derivatives[b]	(6,218,525)	(447,333)	1,192,960	1,590,631	505,614	2,148,073	(1,228,580)	-	(1,228,580)
	(11,618,149)	(14,449,322)	34,048	(12,422)	(46,583)	(3,050,991)	(29,143,419)	(268,747)	(29,412,166)
Currency position of equity as at 31 December 2024	3,626,775	2,654,754	880,955	905,496	1,343,916	2,740,252	12,152,148	84,238	12,236,386
% of sub-total	29.84	21.98	7.25	7.45	11.06	22.42	100.00	-	100.00
SDR composition as at 31 December 2024	29.78	44.31	6.58	7.78	11.55	-	100.00	-	100.00

(a) Investments measured at fair value comprise:

Investments measured at fair value	4,899,390
Derivative assets	42,396
Derivative liabilities	(3,841)
Amount per statement of net currency position	**4,937,945**

(b) Currency swaps on borrowings is made up as follows:

Derivative asset	820,923
Derivative liability	(2,049,503)
Net swaps on borrowings per statement of net currency position	**(1,228,580)**

Net Currency Position at 31 December 2023

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Sub-total	Units of Account	Total
Assets									
Cash	233,406	119,993	813,920	9,552	-	209,069	1,385,940	(2,791)	1,383,149
Demand obligations	-	-	-	-	-	1,146	1,146	-	1,146
Treasury investments at fair value[a]	668,677	40,736	-	102,048	192,397	3,503,535	4,507,393	-	4,507,393
Treasury investments at amortized cost	2,391,844	3,145,424	673,187	670,443	939,050	80,913	7,900,861	-	7,900,861
Accounts receivable	316,968	1,832,245	(645,024)	19,512	86,676	137,568	1,747,945	82,432	1,830,377
Loans	10,851,051	9,271,836	693	-	-	1,619,071	21,742,651	-	21,742,651
Equity participations	97,328	923,176	-	-	-	33,275	1,053,779	65,294	1,119,073
Other assets	-	-	-	-	-	-	-	115,268	115,268
	14,559,274	15,333,410	842,776	801,555	1,218,123	5,584,577	38,339,715	260,203	38,599,918
Liabilities									
Accounts payable	(450,026)	(689,922)	(89,685)	(17,708)	(40,480)	(313,793)	(1,601,614)	(2,550)	(1,604,164)
Employee benefit obligations	-	-	-	-	-	-	-	(266,843)	(266,843)
Borrowings	(5,921,523)	(10,263,334)	(1,228,638)	(1,986,517)	(554,311)	(4,822,085)	(24,776,408)	-	(24,776,408)
Currency swaps on borrowings and related derivatives[b]	(4,764,260)	(3,046,443)	1,398,319	1,997,069	549,925	2,727,281	(1,138,109)	-	(1,138,109)
	(11,135,809)	(13,999,699)	79,996	(7,156)	(44,866)	(2,408,597)	(27,516,131)	(269,393)	(27,785,524)
Currency position of equity as at 31 December 2023	**3,423,465**	**1,333,711**	**922,772**	**794,399**	**1,173,257**	**3,175,980**	**10,823,584**	**(9,190)**	**10,814,394**
% of sub-total	**31.63**	**12.32**	**8.53**	**7.34**	**10.84**	**29.34**	**100.00**	**-**	**100.00**
SDR composition as at 31 December 2023	**30.71**	**43.08**	**7.06**	**7.68**	**11.47**	**-**	**100.00**	**-**	**100.00**

(a) Investments measured at fair value comprise:

Investments measured at fair value	4,481,799
Derivative assets	30,851
Derivative liabilities	(5,257)
Amount per statement of net currency position	**4,507,393**

(b) Currency swaps on borrowings is made up as follows:

Derivative asset	864,500
Derivative liability	(2,002,609)
Net swaps on borrowings per statement of net currency position	**(1,138,109)**

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies, namely the US Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US Dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2024 and 2023, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2024

(UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other currencies	Net assets	Change in net assets gain/ (loss)	Basis point change of total net assets
Net assets resulting from a 10% appreciation against the USD									
EUR	5,140.22	3,816.36	781.09	896.15	1,344.47	12.65	11,990.94	0.18	0bps
GBP	5,252.64	3,545.30	798.17	1,007.32	1,373.87	12.65	11,989.97	(0.79)	1bps
JPY	5,258.89	3,549.52	879.03	916.84	1,375.51	12.65	11,992.44	1.68	2bps
CNY	5,233.07	3,532.09	795.20	912.34	1,505.63	12.65	11,990.97	0.22	0bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	5,293.46	3,572.85	804.38	922.87	1,384.55	13.92	11,992.02	1.27	1bps
Net assets resulting from a 10% depreciation against the USD									
EUR	5,440.92	3,338.53	826.78	948.57	1,423.12	12.65	11,990.58	(0.18)	0bps
GBP	5,331.12	3,598.27	810.10	844.94	1,394.40	12.65	11,991.48	0.73	1bps
JPY	5,325.29	3,594.33	735.65	928.41	1,392.87	12.65	11,989.21	(1.55)	2bps
CNY	5,349.59	3,610.73	812.90	932.65	1,272.03	12.65	11,990.56	(0.20)	0bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	5,293.46	3,572.85	804.38	922.87	1,384.55	11.50	11,989.61	(1.15)	1bps
Assumptions:									
Base net assets	5,293.46	3,572.85	804.38	922.87	1,384.55	12.65	11,990.76	-	-
Add: Fair valuation effects on borrowings & derivatives	414.42	212.58	(128.45)	(8.05)	(7.79)	(237.07)	245.63	-	-
Base net assets (including fair valuation of borrowings and derivatives)	5,707.88	3,785.43	675.93	914.81	1376.76	(224.42)	12,236.39	-	-
Currency weight	0.5781	0.3738	13.4520	0.0809	1.0993	-	-	-	-
Base exchange rate	1.3050	1.2538	204.6254	1.0407	9.5255	-	-	-	-

Slight differences may occur due to rounding.

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2023
(UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other currencies	Net assets	Change in net assets gain/ (loss)	Basis point change of total net assets
Net assets resulting from a 10% appreciation against the USD									
EUR	4,302.69	3,523.90	730.80	771.49	1,164.60	6.49	10,499.97	7.21	7bps
GBP	4,401.40	3,277.05	747.57	868.11	1,191.31	6.49	10,491.93	(0.82)	1bps
JPY	4,404.01	3,278.99	822.82	789.65	1,192.02	6.49	10,493.98	1.23	1bps
CNY	4,384.69	3,264.60	744.73	786.19	1,305.47	6.49	10,492.17	(0.59)	1bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	4,435.13	3,302.16	753.30	795.23	1,200.44	7.14	10,493.40	0.65	1bps
Net assets resulting from a 10% depreciation against the USD									
EUR	4,562.81	3,088.38	774.98	818.13	1,235.00	6.49	10,485.79	(6.95)	7bps
GBP	4,466.24	3,325.32	758.58	728.01	1,208.86	6.49	10,493.50	0.76	1bps
JPY	4,463.81	3,323.51	689.24	800.38	1,208.20	6.49	10,491.63	(1.13)	1bps
CNY	4,482.01	3,337.06	761.26	803.64	1,102.85	6.49	10,493.31	0.54	1bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	4,435.13	3,302.16	753.30	795.23	1,200.44	5.90	10,492.16	(0.59)	1bps
Assumptions:									
Base net assets	4,435.13	3,302.16	753.30	795.23	1,200.44	6.49	10,492.75	-	-
Add: Fair valuation effects on borrowings & derivatives	265.97	252.99	35.42	(0.10)	(7.28)	(225.36)	321.64	-	-
Base net assets (including fair valuation of borrowings and derivatives)	4,701.10	3,555.15	788.72	795.13	1,193.16	(218.87)	10,814.39	-	-
Currency weight	0.5781	0.3738	13.4520	0.0809	1.0993	-	-	-	-
Base exchange rate	1.3449	1.2143	190.3765	1.0554	9.5555	-	-	-	-

Slight differences may occur due to rounding.

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements.

- The sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets.

- The sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

The interest rate risk positions as at 31 December 2024 and 2023 were as follows.

Interest Rate Risk Position as at 31 December 2024

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	859,306	-	-	-	-	-	-	859,306
Demand obligations	1,146	-	-	-	-	-	-	1,146
Treasury Investments[a]	5,858,600	725,470	791,270	928,080	1,008,180	5,182,900	(84,603)	14,409,897
Accounts receivable	1,648,261	-	-	-	-	-	-	1,648,261
Loans—disbursed and outstanding	21,238,849	331,293	277,584	284,562	296,074	1,811,617	(48,222)	24,191,757
Hedged loans—fair value adjustment	-	-	-	-	-	-	(217,548)	(217,548)
Accumulated impairment for loan losses	-	-	-	-	-	-	(500,550)	(500,550)
Equity participations	-	-	-	-	-	-	1,090,631	1,090,631
Other assets	-	-	-	-	-	-	165,652	165,652
	29,606,162	**1,056,763**	**1,068,854**	**1,212,642**	**1,304,254**	**6,994,517**	**405,360**	**41,648,552**
Liabilities								
Accounts payable	(1,513,361)	-	-	-	-	-	-	(1,513,361)
Employee benefit obligations	(266,195)	-	-	-	-	-	-	(266,195)
Borrowings[b]	(29,373,220)	-	-	-	-	-	1,740,610	(27,632,610)
	(31,152,776)	-	-	-	-	-	1,740,610	(29,412,166)
Interest rate risk position as at 31 December 2024*	**(1,546,614)**	**1,056,763**	**1,068,854**	**1,212,642**	**1,304,254**	**6,994,517**	**2,145,970**	**12,236,386**

* Interest rate risk position represents equity on the balance sheet.

(a) Treasury investments comprise:	
Treasury Investments	14,371,342
Derivative assets—investments	42,396
Derivative liabilities—investments	(3,841)
Amount per statement of interest rate risk	**14,409,897**
(b) Borrowings comprise:	
Borrowings	26,404,030
Derivative assets—borrowings	(820,923)
Derivative liabilities—borrowings	2,049,503
Net borrowings per statement of interest rate risk	**27,632,610**

Interest Rate Risk Position as at 31 December 2023

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	1,383,149	-	-	-	-	-	-	1,383,149
Demand obligations	1,146	-	-	-	-	-	-	1,146
Treasury Investments[a]	5,227,441	650,170	678,680	777,660	773,730	4,368,130	(67,557)	12,408,254
Accounts receivable	1,830,377	-	-	-	-	-	-	1,830,377
Loans—disbursed and outstanding	19,929,812	316,043	333,728	281,559	279,895	1,655,018	(46,871)	22,749,184
Hedged loans—fair value adjustment	-	-	-	-	-	-	(278,757)	(278,757)
Accumulated impairment for loan losses	-	-	-	-	-	-	(727,776)	(727,776)
Equity participations	-	-	-	-	-	-	1,119,073	1,119,073
Other assets	-	-	-	-	-	-	115,268	115,268
	28,371,925	**966,213**	**1,012,408**	**1,059,219**	**1,053,625**	**6,023,148**	**113,380**	**38,599,918**
Liabilities								
Accounts payable	(1,604,164)	-	-	-	-	-	-	(1,604,164)
Employee benefit obligations	(266,843)	-	-	-	-	-	-	(266,843)
Borrowings[b]	(27,358,776)	-	-	-	-	-	1,444,259	(25,914,517)
	(29,229,783)	-	-	-	-	-	1,444,259	(27,785,524)
Interest rate risk position as at 31 December 2023*	**(857,858)**	**966,213**	**1,012,408**	**1,059,219**	**1,053,625**	**6,023,148**	**1,557,639**	**10,814,394**

* Interest rate risk position represents equity on the balance sheet.

(a) Treasury investments comprise:	
Treasury Investments	12,382,660
Derivative assets—investments	30,851
Derivative liabilities—investments	(5,257)
Amount per statement of interest rate risk	**12,408,254**
(b) Borrowings comprise:	
Borrowings	24,776,408
Derivative assets—borrowings	(864,500)
Derivative liabilities—borrowings	2,002,609
Net borrowings per statement of interest rate risk	**25,914,517**

Interest Rate Risk on Assets Funded by Debt

Two-thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering variable rate loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. The pool is funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favour of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank has offered fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month floating reference rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty. As at 31 December 2024, the Bank has transitioned all appropriate LIBOR referenced contracts to their respective Alternative Reference Rates.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month floating rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar maturity.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of December 2024, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 7.48 million and UA 7.29 million as of 31 December 2024 and 2023, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at FVTPL. The table below shows the effect of a parallel yield curve movement of +/− 1bp of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2024. The market experienced relatively high interest rates during the year. As such, the sensitivity analysis for 31 December 2024 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

Sensitivity analysis of Treasury Investments, Borrowings and related derivatives

(UA thousands)

	Upward parallel shift		Downward parallel shift	
	2024 gain/(loss)	2023 gain/(loss)	2024 gain/(loss)	2023 gain/(loss)
Treasury Investments at FVTPL	(509)	509	504	(509)
Borrowings at FVTPL and derivatives	(5,024)	(3,615)	5,138	3,959

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in the year ended 31 December 2024 amounted to UA 39.63 million, compared with prepayments of UA 101.98 million realized in 2023, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems, processes, people and external events.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions or activities and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF), an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. The scope of this evaluation is gradually being expanded to include IT General Controls and IT Application controls with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's Annual Report.

The ORMF which was revised in 2019 ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank's Capital

Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan that aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Plan Unit follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of Conduct and Staff Rules, the work of the Integrity and Anti-Corruption Department and the existence of a whistleblower protection policy.

NOTE D—FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The tables below set out the classification of each class of financial assets and financial liabilities, and their respective fair values as at 31 December 2024 and 31 December 2023:

Analysis of Financial Assets and Financial Liabilities by Measurement Basis
31 December 2024

(UA thousands)

	Financial assets and liabilities at FVTPL		Fair value through OCI	Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
	Mandatorily at fair value	Designated at fair value				
Cash	-	-	-	859,306	859,306	859,306
Demand obligations	-	-	-	1,146	1,146	1,146
Treasury investments	4,899,390	-	-	9,471,952	14,371,342	13,148,444
Derivative assets	863,319	-	-	-	863,319	863,319
Accounts receivable	-	-	-	1,648,261	1,648,261	1,648,261
Loans	-	-	-	23,691,207	23,691,207	23,691,207
Equity participations	-	-	1,090,631	-	1,090,631	1,090,631
Total financial assets	**5,762,709**	**-**	**1,090,631**	**35,671,872**	**42,525,212**	**41,302,314**
Accounts payable	-	-	-	1,513,361	1,513,361	1,513,361
Derivative liabilities	2,053,344	-	-	-	2,053,344	2,053,344
Borrowings	-	26,196,006	-	208,024	26,404,030	25,997,403
Total financial liabilities	**2,053,344**	**26,196,006**	**-**	**1,721,385**	**29,970,735**	**29,564,108**

31 December 2023

	Financial assets and liabilities at FVTPL		Fair value through OCI	Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
	Mandatorily at fair value	Designated at fair value				
Cash	-	-	-	1,383,149	1,383,149	1,383,149
Demand obligations	-	-	-	1,146	1,146	1,146
Treasury investments	4,481,799	-	-	7,900,861	12,382,660	11,901,742
Derivative assets	895,351	-	-	-	895,351	895,351
Accounts receivable	-	-	-	1,830,377	1,830,377	1,830,377
Loans	-	-	-	22,021,408	22,021,408	22,021,408
Equity participations	-	-	1,119,073	-	1,119,073	1,119,073
Total financial assets	**5,377,150**	**-**	**1,119,073**	**33,136,941**	**39,633,164**	**39,152,246**
Accounts payable	-	-	-	1,604,164	1,604,164	1,604,164
Derivative liabilities	2,007,866	-	-	-	2,007,866	2,007,866
Borrowings	-	24,562,870	-	213,538	24,776,408	24,443,164
Total financial liabilities	**2,007,866**	**24,562,870**	**-**	**1,817,702**	**28,388,438**	**28,055,194**

The table below classifies the Bank's financial instruments that were carried at fair value at 31 December 2024 and 31 December 2023 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

Hierarchy of financial instruments at fair value through profit or loss

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		**(Level 2)**		**(Level 3)**		**Total**	
	2024	**2023**	**2024**	**2023**	**2024**	**2023**	**2024**	**2023**
Treasury investments	4,297,348	3,755,026	599,695	724,157	2,347	2,616	4,899,390	4,481,799
Derivative assets	42,396	30,851	814,422	856,370	6,501	8,130	863,319	895,351
Equity participation	9,729	12,338	-	-	1,080,902	1,106,735	1,090,631	1,119,073
Total financial assets	**4,349,473**	**3,798,215**	**1,414,117**	**1,580,527**	**1,089,750**	**1,117,481**	**6,853,340**	**6,496,223**
Derivative liabilities	-	-	1,866,033	1,894,428	187,311	113,438	2,053,344	2,007,866
Borrowings	17,456,616	15,241,781	7,731,318	8,277,437	1,008,072	1,043,652	26,196,006	24,562,870
Total financial liabilities	**17,456,616**	**15,241,781**	**9,597,351**	**10,171,865**	**1,195,383**	**1,157,090**	**28,249,350**	**26,570,736**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer. Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However as noted earlier following the adoption of the expected credit loss model the fair value of loans measured at amortized cost are deemed to approximate their carrying value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows.

Debt Securities—Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares—Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) between 31 December 2024 and 31 December 2023 is as follows.

Reconciliation of level 3 fair value balances

(UA thousands)

	Treasury Investment at FVTPL	Equity Investments at FVOCI	Derivative Assets	Derivative Liabilities	Borrowings
Balance at 1 January 2023	2,884	1,035,586	374	(144,313)	(928,005)
Gain/(Losses) recognized in income statement	(232)	-	2,716	51,802	(41,871)
Gains recognized in statement of comprehensive income	-	42,945	-	-	-
Purchases, issues and settlements (net)	(14)	48,076	5,087	7,582	(86,391)
Translation effects	(22)	(19,872)	(224)	(28,332)	12,615
Transfer between assets and liabilities	-	-	177	(177)	-
Balance at 31 December 2023	**2,616**	**1,106,735**	**8,130**	**(113,438)**	**(1,043,652)**
Balance at 1 January 2024	2,616	1,106,735	8,130	(113,438)	(1,043,652)
Gain/(Losses) recognized in income statement	(311)	-	(12,667)	(31,333)	34,823
Gains recognized in statement of comprehensive income	-	(66,135)	-	-	-
Purchases, issues and settlements (net)	(31)	4,141	4,018	1,462	10,787
Reclassification	-	-	138	(14,413)	(15,612)
Translation effects	73	36,161	211	(22,918)	5,582
Transfer between assets and liabilities	-	-	6,671	(6,671)	-
Balance at 31 December 2024	**2,347**	**1,080,902**	**6,501**	**(187,311)**	**(1,008,072)**

Fair Value Hierarchy—Financial Assets and Financial Liabilities at Amortized Cost

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 31 December 2024 and 31 December 2023 into three levels reflecting the observability of inputs in the fair measurements, with level 1 as observable and level 3 unobservable.

Fair value hierarchy of financial instruments at amortized costs

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data			
	(Level 1)		(Level 2)		(Level 3)		Total	
	2024	2023	2024	2023	2024	2023	2024	2023
Treasury investments	8,266,885	7,397,989	552,547	37,708	-	-	8,819,432	7,435,697
Loans	-	-	-	-	23,691,207	22,021,408	23,691,207	22,021,408
Total financial assets	**8,266,885**	**7,397,989**	**552,547**	**37,708**	**23,691,207**	**22,021,408**	**32,510,639**	**29,457,105**
Borrowings	-	-	180,774	206,118	18,334	-	199,108	206,118
Total	**-**	**-**	**180,774**	**206,118**	**18,334**	**-**	**199,108**	**206,118**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of financial instrument	Valuation approach	Key unobservable input	Inter-relationship between key unobservable inputs and fair value measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk "Own credit" risk	-
Equity participations	Net asset value	Percentage of equity holdings and net assets	Increase in net asset increases fair value
Derivative liabilities	Discounted cash flow	Volatility of credit spreads	-
Borrowings	Consensus pricing	Offered quotes "Own credit"	-

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below.

Comparable pricing

Comparable pricing refers to the method whereby valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities defaulting on obligations and the joint probability of multiple entities defaulting on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is applied primarily to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with the strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects.

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to nil. (2023: nil).

Borrowing at FVTPL and Derivatives

The table below shows the effect of a parallel yield curve movement of +/− 1 bps of each of the currencies in the level 3 borrowings and derivative portfolios as of 31 December 2024 and December 2023. The market experienced relatively high interest rates during the year. As such, the sensitivity analysis for 31 December 2024 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

Sensitivity analysis for level 3 Borrowings at FVTPL and related derivatives

(UA thousands)

	Upward Parallel Shift Gain/(Loss)		Downward Parallel Shift Gain/(Loss)	
	2024	**2023**	**2024**	**2023**
Level 3 Borrowings at FVTPL and derivative portfolios	164	1,457	(21)	(119)

Day One Gain or Loss—Unrecognized Gains/Losses on the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 December 2024 and 31 December 2023 were made up as follows.

Movement in day one gain

(UA thousands)

	2024	**2023**
Balance at 1 January	182,318	191,430
New transactions	(30,939)	17,692
Amounts recognized in income statement during the year	(29,100)	(20,041)
Translation effects	(2,298)	(6,763)
Balance	**119,981**	**182,318**

NOTE E—CASH AND BANK BALANCES

The Bank's cash and bank details are as follows.

Summary of cash and bank balances

(UA thousands)

	2024	**2023**
Balances with central banks	802,171	1,033,188
Balances with commercial banks	52,512	347,427
Other cash balances	4,623	2,534
Total	**859,306**	**1,383,149**

NOTE F—TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps includ-ing asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 31 December 2024, the Bank had received collateral with fair value of UA 89 million (December 2023: UA 178 million) in connection with swap agreements. This amount was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable".

The composition of treasury investments as at 31 December 2024 and 31 December 2023 was as follows.

Net treasury investment portfolio
(UA thousands)

	2024	2023
Treasury investments at amortized cost	9,472,299	7,901,163
Provision for impairment	(347)	(302)
	9,471,952	7,900,861
Treasury investments mandatorily measured at FVTPL	4,899,390	4,481,799
Total treasury investments	**14,371,342**	**12,382,660**

Treasury Investment as at 31 December 2024 included the amount UA 589.67 million investment funded by the proceeds of the hybrid capital.

Treasury Investments at Amortized Cost
A summary of the Bank's treasury investments at amortized cost at 31 December 2024 and 31 December 2023 was as follows.

Summary of treasury investments at amortized costs
(UA millions)

	US Dollar		Euro		CNY		Other currencies		All currencies	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Government and agency obligations	1,549.44	1,200.37	1,555.97	1,407.42	919.96	846.77	1,134.96	1,017.11	5,160.33	4,471.67
Corporate bonds	287.25	-	-	-	-	-	-	-	287.25	-
Financial institutions	241.22	10.76	26.54	26.93	-	-	275.26	80.91	543.02	118.60
Supranational	1,835.61	1,934.29	1,138.46	957.53	82.16	92.42	425.47	326.65	3,481.70	3,310.89
Total	**3,913.52**	**3,145.42**	**2,720.97**	**2,391.88**	**1,002.12**	**939.19**	**1,835.69**	**1,424.67**	**9,472.30**	**7,901.16**

The nominal value of treasury investments at amortized cost as of 31 December 2024 is UA 8,707.75 million (31 December 2023: UA 7,887.81 million). The average yield of treasury investments at amortized cost for the year ended 31 December 2024 was 2.09 percent (31 December 2023: 1.78 percent).

The contractual maturity structure of treasury investments at amortized cost as at 31 December 2024 and 31 December 2023 was as follows.

Maturity structure of Treasury investments at amortized costs

(UA millions)

	2024	2023
One year or less	651.99	642.76
More than one year but less than two years	723.23	656.41
More than two years but less than three years	790.88	675.71
More than three years but less than four years	933.44	778.14
More than four years but less than five years	1,007.02	781.47
More than five years	5,365.74	4,366.67
Total	**9,472.30**	**7,901.16**

The fair value of treasury investments at amortized cost as of 31 December 2024 was UA 8,819.90 million (31 December 2023: UA 7,437.79 million). Treasury investments at amortized costs includes UA 573.89 million (2023: nil) funded with the proceeds of the hybrid capital.

Treasury Investments mandatorily measured at FVTPL

A summary of the Bank's treasury investments at FVTPL at 31 December 2024 and 31 December 2023 were as follows.

Summary of treasury investments at FVTPL

(UA millions)

	US Dollar		Euro		CNY		Other currencies		All currencies	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Time deposits	462.61	50.96	255.82	115.25	346.63	192.40	96.25	217.34	1,161.31	575.95
Asset-backed securities	2.42	2.61	-	-	-	-	-	-	2.42	2.61
Government and agency obligations	1,587.97	1,836.13	585.84	365.31	-	-	28.76	-	2,202.57	2,201.44
Financial institutions	393.25	953.02	183.18	177.89	-	-	-	-	576.43	1,130.91
Supranational	611.31	545.20	345.35	25.69	-	-	-	-	956.66	570.89
Total	**3,057.56**	**3,387.92**	**1,370.19**	**684.14**	**346.63**	**192.40**	**125.01**	**217.34**	**4,899.39**	**4,481.80**

The nominal value of treasury investments mandatorily measured at FVTPL as of 31 December 2024 was UA 4,912.85 million (31 December 2023: UA 4,515.59 million). The average yield of treasury investments mandatorily measured at FVTPL for the period 31 December 2024 was 4.21 percent (31 December 2023: 6.11 percent). The contractual maturity structure of treasury investments mandatorily measured at FVTPL as of 31 December 2024 and 31 December 2023 were as follows.

Maturity structure of treasury invesments at FVTPL

(UA millions)

	2024	2023
One year or less	1,966.25	2,432.22
More than one year but less than two years	548.15	726.50
More than two years but less than three years	1,355.22	526.59
More than three years but less than four years	872.06	560.76
More than four years but less than five years	155.30	233.11
More than five years	2.41	2.62
Total	**4,899.39**	**4,481.80**

Treasury investments at FVTPL includes UA 15.78 million investments (2023: nil) funded with the proceeds of the hybrid capital.

NOTE G—DERIVATIVE ASSETS AND LIABILITIES

The fair value of derivative financial assets and financial liabilities as at 31 December 2024 and 31 December 2023 were as follows.

Fair value of derivative financial assets and financial liabilities

(UA thousands)

	2024		2023	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related:				
Cross-currency swaps	572,352	1,491,344	515,173	1,285,562
Interest rate swaps	27,139	550,924	64,420	707,527
Loan swaps	221,432	7,235	284,907	9,520
	820,923	**2,049,503**	**864,500**	**2,002,609**
Investments-related:				
Asset swaps	-	3,841	-	5,257
Futures and others	42,396	-	30,851	-
	42,396	3,841	30,851	5,257
Total	**863,319**	**2,053,344**	**895,351**	**2,007,866**

The notional amounts of derivative financial assets and liabilities as at 31 December 2024 and 31 December 2023 were follows.

Notional amounts for derivative instruments

(UA thousands)

	2024	**2023**
Borrowings-related:		
Cross-currency swaps	14,437,641	13,165,400
Interest rate swaps	17,122,890	17,679,636
Loan swaps	2,879,474	2,765,517
	34,440,005	**33,610,553**
Investments-related:		
Asset swaps	(84,987)	(82,609)
	(84,987)	(82,609)
Total	**34,355,018**	**33,527,944**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2024, the Bank had futures with a notional value of EUR 1,408 million (UA 1,122 million) (2023: EUR 6,939 million, UA 5,699 million) and USD 12,885 million (UA 9,880 million) (2023: USD 16,655 million, UA 12,414 million) and GBP 303 million (UA 292 million) (2023: Nil).

The carrying values of the Euro, US dollars and GBP futures was a market value of EUR 15.58 million (UA 12.41 million) (2023: EUR 3.66 million, UA 3.00 million) a negative market value of USD 7.08 million (UA 5.43 million) (2023: positive value of USD 16.63 million, UA 12.40 million) and a negative market value of GBP 0.35 million (UA 0.33 million) (2023: Nil) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure (i.e., EUR, GBP, CFA Franc and USD vis-à-vis the UA), the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2024 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

Fair value hedge

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in income statement. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2024 was an asset of UA 206.95 million (December 2023: UA 272.74 million). The fair value loss on these loan swaps for the year ended 31 December 2024 was UA 60.07 million (December 2023: loss of UA 111.70 million). The fair value gain on the hedged loans attributable to the hedged risk was UA 59.26 million (December 2023: gain of UA 114.00 million). Therefore, the hedge effectiveness recognized in the income statement was a loss of UA 0.81 million (December 2023: gain of UA 2.30 million).

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2024, the amortization of fair value adjustment on the hedged risk amounted to a gain of UA 1.73 million (December 2023: gain of UA 1.87 million).

Cash flow hedge

The Bank issued hybrid capital instruments in 2024 and invested the proceeds in certain type of bonds over an interim of period of time. The transaction was a forecast purchase of bonds (using derivatives) with interest rate risk exposure between when the hybrid capital (is issued and) proceeds are received, and when bonds are purchased over an interim forecast or future period (of up to 3 months) to construct a dedicated bond portfolio.

To mitigate interest rate and income statement volatility during the interim period, the Bank applied cash flow hedge accounting using bonds futures. The table below shows the movement and closing balance on the cash flow hedge reserve and amounts transferred to income statement as reclassification adjustments.

Movement in cash flow hedge reserve

(UA thousands)

	2024	2023
Fair value losses from hedging instrument	11,568	-
Reclassification to income statement	(863)	-
Net fair value losses in cash flow hedge reserve	**10,705**	**-**

NOTE H—LOANS AND GUARANTEES

Loans

The Bank's loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below.

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms—that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 31 December 2024 and 31 December 2023, outstanding loans were as follows.

Summary of outstanding loan balance

(UA thousands)

	2024	2023
Outstanding balance of loans—gross	24,191,757	22,749,184
Provision for impairment	(500,550)	(727,776)
Total outstanding loans	**23,691,207**	**22,021,408**

Classification of Loans

At 31 December 2024 and 31 December 2023, the carrying values of net outstanding loans were as follows.

Classification of loans by type

(UA thousands)

	2024	2023
Loans at amortized cost		
Fixed rate loans	3,349,440	3,225,176
Floating rate loans	20,695,230	19,381,037
Variable rate loans	147,087	142,971
Gross loans	**24,191,757**	**22,749,184**
Provision for impairment	(500,550)	(727,776)
Total outstanding loans	**23,691,207**	**22,021,408**

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans. During the period, the fair value of the loan was determined as zero due to changes in the key valuation inputs. Subsequent changes in the key valuation inputs would lead to impairment gains that would be recognized in the income statement when it happens.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of total outstanding loans (on gross basis) as at 31 December 2024 and 31 December 2023 was as follows.

Maturity structure of loan portfolio

(UA millions)

		2024			2023
Periods	**Fixed rate**	**Floating rate**	**Variable rate**	**Total**	**Total**
One year or less	396.53	1,640.21	147.09	2,183.83	2,055.82
More than one year but less than two years	283.08	1,645.31	–	1,928.39	1,887.45
More than two years but less than three years	277.58	1,728.33	–	2,005.91	1,940.26
More than three years but less than four years	284.56	1,745.49	–	2,030.05	1,882.90
More than four years but less than five years	296.07	1,629.93	–	1,926.00	1,888.08
More than five years	1,811.61	12,305.96	–	14,117.57	13,094.67
Gross outstanding loans	**3,349.44**	**20,695.23**	**147.09**	**24,191.76**	**22,749.18**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans (on gross basis) as at 31 December 2024 and 31 December 2023 were as follows.

Currency composition by loan type

(UA millions)

			2024		2023	
			Amount	%	Amount	%
Fixed rate:	Multi-currency	Euro	-	-	-	-
		Japanese Yen	-	-	-	-
		Pound Sterling	-	-	-	-
		Swiss Franc	-	-	-	-
		US Dollar	62.82	-	61.06	-
			62.82	0.26	61.06	0.27
	Single currency	Euro	958.08	-	1,074.64	-
		Japanese Yen	-	-	-	-
		South African Rand	375.36	-	0.59	-
		US Dollar	377.20	-	394.34	-
		Others	-	-	-	-
			1,710.64	7.07	1,469.57	6.46
	Structured products	Euro	1,367.11	-	1,491.93	-
		US Dollar	-	-	-	-
		South African Rand	208.87	-	202.61	-
			1,575.98	6.51	1,694.54	7.45
Floating rate:	Single currency	Euro	2,573.88	-	2,949.47	-
		Pound Sterling	-	-	-	-
		Japanese Yen	-	-	-	-
		South African Rand	843.80	-	832.02	-
		US Dollar	4,943.18	-	5,264.23	-
		Others	-	-	-	-
			8,360.86	34.56	9,045.72	39.76
	Structured product	Euro	6,352.49	-	5,865.26	-
		Japanese Yen	2.01	-	0.70	-
		US Dollar	5,300.46	-	3,852.64	-
		South African Rand	679.41	-	616.72	-
			12,334.37	50.99	10,335.32	45.43
Variable rate:	Multi-currency	US Dollar	147.09	-	142.97	-
			147.09	0.61	142.97	0.63
Gross outstanding loans			**24,191.76**	**100.00**	**22,749.18**	**100.00**

The weighted average yield on outstanding loans (on gross basis) for the year ended 31 December 2024 was 6.08 percent (31 December 2023: 5.34 percent).

A comparative summary of the currency composition of outstanding loans at 31 December 2024 and 31 December 2023 were as follows.

Currency composition of loan portfolio
(UA millions)

	2024		2023	
	Amount	**%**	**Amount**	**%**
Euro	11,251.56	46.51	11,381.31	50.03
Japanese Yen	2.01	0.01	0.70	-
South African Rand	2,107.44	8.71	1,651.95	7.26
US Dollar	10,830.75	44.77	9,715.23	42.71
Gross outstanding loans	**24,191.76**	**100.00**	**22,749.18**	**100.00**

Reconciliation of ECLs on Loan Principal and Undisbursed loans

The movements in the accumulated provision for impairment on outstanding loan principal for the year ended 31 December 2024 and 31 December 2023 were as follows.

Summary of ECL on loans
(UA thousands)

	2024	2023
Balance as at 1 January	727,776	732,263
(Writeback)/Provision on impairment on loan principal and undisbursed loans for the year (net)	(13,642)	5,785
Loans written off	(213,584)	(10,272)
Net balance	**500,550**	**727,776**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended 31 December 2024, impairment writebacks on private sector loans amounted to UA 167.64 million (2023: provision of UA 6.49 million) while impairment write-backs for sovereign loans amounted to UA 59.05 million (2023: 3.67 million). The accumulated provisions on private sector loans at 31 December 2024 amounted to UA 291.36 million (2023: UA 459.00 million) while accumulated provisions on public sector loans amounted to UA 185.60 million (2023: UA 244.65 million)

ECLs on Stage 3 Loan Principal

At 31 December 2024, outstanding loans with an aggregate principal balance of UA 482.68 million (31 December 2023: UA 686.85 million), of which UA 241.47 million (31 December 2023: UA 246.46 million) was overdue and credit impaired.

The gross amounts of loans that were impaired and their cumulative impairment at 31 December 2024 and 31 December 2023 were as follows.

Summary of ECL on impaired loans
(UA thousands)

	2024	2023
Outstanding balance on impaired loans	482,681	686,848
Provision for impairment (Stage 3 only)	(279,386)	(464,923)
Net balance on impaired loans	**203,295**	**221,925**

Accounts Receivable
Accrued Income and Charges Receivable on Loans including Other Accounts Receivable

The accrued income and charges receivable on loans as at 31 December 2024 and 31 December 2023 were as follows.

Summary of accounts receivable

(UA thousands)

	2024	**2023**
Accrued income and charges receivable on loans	952,194	872,739
Provision for impairment	(196,540)	(231,000)
Total	**755,654**	**641,739**
Other accounts receivable:		
Accrued and other similar receivables	723,342	1,076,986
Staff receivables	76,960	60,902
Other receivables	87,730	46,278
Prepayment	4,575	4,472
Sub-total	**892,607**	**1,188,638**
Total Accounts Receivable	**1,648,261**	**1,830,377**

Reconciliation of ECLs on Charges Receivable

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2024 and 31 December 2023 were as follows.

Summary of ECL on charges receivable

(UA thousands)

	2024	**2023**
Balance at 1 January	231,000	221,419
Provisions on impairment on loan charges for the year (net)	4,170	12,502
Loans written off	(38,630)	(2,921)
Net balance	**196,540**	**231,000**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2024, an impairment writeback was made on interest and charges receivable on private sector loans in the amount of UA 41.05 million (31 December 2023: writeback of UA 8.08 million), while interest and charges receivable on public sector loans increased by UA 6.58 million (2023: UA 24.24 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December 2024 amounted to UA 29.34 million (31 December 2023: UA 70.38 million).

ECLs on Stage 3 Charges Receivable

At 31 December 2024, outstanding charge receivable has an aggregate balance of UA 399.23 million (31 December 2023: UA 409.57 million).

The gross amounts of charge receivable that were impaired and their cumulative impairment at 31 December 2024 and 31 December 2023 were as follows.

Summary of ECL on impaired charges receivable
(UA thousands)

	2024	2023
Outstanding balance on impaired receivable	399,228	409,566
Net provision for impairment on loan principal for the year	(183,948)	(216,609)
Net balance on stage 3 charges receivable	**215,280**	**192,957**

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2024, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 53.41 million (31 December 2023: UA 9.98 million).

Also, the Bank provides repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Repayment guarantees provided by the Bank outstanding at 31 December 2024 amounted to UA 1,026.30 million (31 December 2023: UA 693.83 million), of which UA 59.50 million (31 December 2023: UA 20.57 million) is related to trade finance as at 31 December 2024.

The accumulated ECLs calculated on the guarantees issued by the Bank as at 31 December 2024 was UA 5.88 million (31 December 2023: UA 1.93 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs, covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans.

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note C.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 31 December 2024, the maximum coverage amounts of non-sovereign loans by PSF amounted to UA 549.26 million (31 December 2023: UA 513.47 million).

The total cost of BSO coverage for the year ended 31 December 2024 was UA 13.84 million (31 December 2023: UA 15.61 million).

NOTE I—EQUITY PARTICIPATIONS

Investment in ADF

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the African Development Bank. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven primarily by staff time spent on individual entity's work program deliverables. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year end 31 December 2024 amounted to UA 256.15 million (31 December 2023: UA 172.33 million), representing 51.28 percent (December 2023: 51.48 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the AfDB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2024, the Bank's pro-rata or economic share in ADF was 0.31 percent (31 December 2023: 0.32 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF are composed of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

For the year ended 31 December 2024, dividend income decreased by UA 0.26 million (1.27 percent) to UA 20.22 million from UA 20.48 million in December 2023.

The Bank's equity interests at the end of 2024 and 31 December 2023 are summarized below.

Composition of equity participation

(UA thousands)

Institutions	Callable capital	2024	2023
Investment in ADF		111,741	111,741
Accumulated share of profit/(loss) & impairment on 1 January		(49,902)	(50,953)
Share of losses on equity accounted investments for the year		282	374
Impairment for the year		(275)	677
		61,846	61,839
DIRECT INVESTMENTS			
Development finance institutions			
Africa Finance Corporation (AFC)	-	50,169	50,521
Africa Prudential PLC	-	161	91
Africa50—Project Development	7,180	1,557	1,821
Africa50—Project Finance	19,158	62,843	58,642
Africa50 IAF	14,787	458	-
African Export and Import Bank (AFREXIM)	20,802	96,794	112,663
African Guarantee Fund (AGF)	-	14,873	13,663
Afriland Properties PLC	-	138	49
Central African Development Bank (BDEAC)	2,187	2,267	2,317
Development Bank of Nigeria	-	19,479	64,072
East African Development Bank (EADB)	10,735	19,723	18,445
Eastern and Southern African Trade and Development Bank (PTA)	57,663	145,054	105,521
Great Lakes Development Bank (BDEGL)	1,000	3,462	3,457
Shelter Afrique (SHAF)	-	7,935	7,714
United Capital PLC	-	641	1,196
West African Development Bank (BOAD)	5,468	6,080	7,519
	138,980	431,634	447,691
Commercial banks			
United Bank for Africa	-	8,789	11,001
	-	8,789	11,001
Microfinance institutions			
AB Microfinance Bank Nigeria Limited	-	396	755
Access Bank Liberia Limited	-	1,199	1,127
Access Bank Tanzania Limited	5	75	115
	5	1,670	1,997
Insurance			
Africa Trade Insurance Agency	-	18,824	16,572
Africa-Re	-	68,291	61,909
CICA-RE	3	6,121	5,945
Eastern and Southern African Reinsurance Company (ZEP-RE)	1	31,356	29,067
Dhamana Guarantee Company Limited	2,301	5,368	-
	2,305	129,960	113,493
Real sectors companies			
Kukuza Project Development Company	2,470	-	-
TOTAL DIRECT INVESTMENTS	**143,760**	**572,053**	**574,182**
FUNDS			
Adiwale	2,984	6,542	3,172
ADP III	10,266	10,003	5,447
AFIG Fund II LP	1,835	8,251	9,831
Africa Capital Works Holdings	3,869	13,325	6,928
Africa Forestry Fund II Limited	1,821	10,965	10,077
AfricaGoGreen Fund	4,375	3,254	1,818
Africa Health Fund LLC	2,337	42	-
Africa Joint Investment Fund (AJIF—CITADEL)	267	-	-
Africa Renewable Energy Fund L.P	-	3,400	15,714
African Agriculture Fund LLC (AAF)	564	4,952	4,538
African Domestic Bond Fund	9,202	6,587	6,834
African Infrastructure Investment Fund	8,054	5,090	
African Infrastructure Investment Fund 2 (AIIF2)	2,036	5,475	5,574
African Infrastructure Investment Fund 2 (AIIF3)	-	25,597	29,754
AfricInvest FIVE	-	13,552	11,311
AfricInvest Fund 2 (AFRICINVEST2)	55	515	882
AfricInvest Fund 3 (AFRICINVEST3)	46	9,531	13,038
AFS LP	1,585	10,351	8,607
Agri-Vie Fund (AGRIVIE)	-	2,650	2,572

Institutions	Callable capital	2024	2023
AIF	-	14,636	12,970
Alitheia IDF Fund	2,261	5,441	5,168
APIS Growth Fund I Africa LP	2,510	14,012	21,078
Arch African Renewable Power Fund LP(ARPF)	7,537	10,842	9,733
ARCH Cold Chain Solutions East Africa F	2,602	4,964	2,680
Argan Infrastructure Fund (ARGAN)	1,651	2,285	4,963
Arm-Harith Infrastructure Investments Limited	37	10,109	10,096
Atlantic Coast Regional Fund (ACRF)	2,802	1,645	2,298
Aureos Africa Fund (AUREOS)	2,711	361	312
Azur Innovation Fund	495	1,424	778
BluePeak Private Capital Fund	943	7,636	5,190
BOOST PAF I	315	11,330	11,643
Business Partners International Southern Africa SME Fund	1,166	1,117	1,243
Carlyle Sub-Saharan Africa Fund (CSSAF)	746	22,025	34,733
Catalyst Fund (CATALYST)	5	402	563
Catalyst II	661	3,010	2,020
Cathay Africinvest Innovation Fund LLC	2,882	879	308
Cauris Croissance II Fund	909	636	597
Construction Equity Fund(CEF)	9,953	18,377	18,158
ECP Africa Fund 4 (ECP4)	1,376	10,138	9,896
ECP Africa Fund 2 (ECP2)	3,645	-	820
ECP Africa Fund 3 (ECP3)	-	6,575	15,194
Eight Miles LLP	-	2,392	2,546
Enko Africa Private Equity Fund	2,541	295	1,410
Evolution III	12,181	2,568	2,490
Evolution Fund II (Mauritius) LP	2,927	14,156	12,169
Evolution One Fund (EVOLUTION ONE)	54	143	139
FEI-OGEF LP	962	3,890	4,469
FEI Ongrid	8,806	16,250	12,630
Fund for Agricultural Finance in Nigeria (FAFIN)	128	1,705	3,275
GEF Africa Sustainable Forestry Fund (GEF)	156	6,376	5,890
GroFin Africa Fund (GROFIN)	2,123	-	31
Helios Investors II Fund (HELIOS2)	265	7,399	7,678
I & P Afrique Entrepreneurs	391	2,000	2,568
I & P AFRIQUE ENTREPRENEURS	1,636	3,046	2,947
Investment Fund for Health in Africa (IFHA)	286	433	367
IPDEV II	981	2,320	2,010
Janngo Start Up Fund Senior	1,742	1,830	2,771
Kibo Fund II	-	6,808	8,894
Maghreb Private Equity Fund 3 (MPEF4)	1,560	13,731	15,271
Maghreb Private Equity Fund 2 (MPEF2)	21	-	53
Maghreb Private Equity Fund 3 (MPEF3)	638	4,415	6,472
MEDITERRANIA CAPITAL FUND III	707	13,723	10,465
Metier Sustainable Capital International Fund II L	3,731	11,692	5,114
Moringa Mauritius Africa	1,254	2,169	2,642
Nigeria Infrastructure Debt Fund	2	2,098	3,370
Partech Africa Fund I	4,894	543	-
Pan African Housing Fund (PAHF)	995	375	440
Pan African Infrastructure Development Fund 1 (PAIDF1)	1	6,375	22,969
Pan African Infrastructure Development Fund 2 (PAIDF2)	16,920	3,029	3,386
Pembani Remgro Infrastructure Fund II	13,084	2,252	
PHATISA	736	5,403	3,583
RH Africa Fund	7,274	3	74
Shore Capital Fund III	3,463	6,933	6,158
TIDE AFRICA LP FUND	-	3,603	8,683
TIDE Africa II LP	3,571	1,763	-
Uhuru Growth Fund	2,366	3,556	2,192
VEROD	991	8,774	7,512
West Africa Emerging Markets Fund (WAEMF)	237	2,098	3,067
Yeelen Financial Fund	2,440	4,659	2,779
TOTAL FUNDS	**194,567**	**456,731**	**483,052**
TOTAL DIRECT INVESTMENT AND FUNDS	**338,327**	**1,028,784**	**1,057,234**
GRAND TOTAL	**338,327**	**1,090,631**	**1,119,073**

The cost of equity investments (excluding ADF) carried at fair value at 31 December 2024 amounted to UA 888.67 million (2023: UA 873.01 million)

NOTE J—PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

At 31 December 2024 and 31 December 2023, the Bank's property, equipment, and intangible assets were as follows.

Property, equipment and intangible assets

(UA thousands)
2024

	Land	Capital work in progress	Building & improve-ments*	RoU assets	Equipment & motor vehicles	Furniture, fixtures & fittings	Total property & equipment	Computer software	Property, equipment & intangible assets
Cost:									
Balance at 1 January	1,168	5,873	103,664	70,452	108,445	20,811	310,413	52,353	362,766
Transfer		(1,529)	1,205	-	324	-	-	-	-
Additions during the year	-	2,506	217	14,434	4,598	575	22,330	1,909	24,239
Disposals during the year	-	-	-	-	(2,143)	(331)	(2,474)	(35)	(2,509)
Balance at 31 December	**1,168**	**6,850**	**105,086**	**84,886**	**111,224**	**21,055**	**330,269**	**54,227**	**384,496**
Accumulated depreciation:									
Balance at 1 January	-	-	65,885	52,588	97,770	19,475	235,718	48,920	284,638
Depreciation during the year	-	-	17,185	8,922	4,860	604	31,571	3,264	34,835
Disposals during the year	-	-	-	-	(2,135)	(331)	(2,466)	(34)	(2,500)
Balance at 31 December	**-**	**-**	**83,070**	**61,510**	**100,495**	**19,748**	**264,823**	**52,150**	**316,973**
NBV: 31 December	**1,168**	**6,850**	**22,016**	**23,376**	**10,729**	**1,307**	**65,446**	**2,077**	**67,523**

2023

	Land	Capital work in progress	Building & improve-ments*	RoU assets	Equipment & motor vehicles	Furniture, fixtures & fittings	Total property & equipment	Computer software	Property, equipment & intangible assets
Cost:									
Balance at 1 January	1,168	5,907	102,466	57,820	105,510	20,835	293,706	48,158	341,864
Transfer	-	(2,209)	1,220	-	989	-	-	-	-
Additions during the year	-	2,175	118	12,632	2,788	267	17,980	4,213	22,193
Disposals during the year	-	-	(140)	-	(842)	(291)	(1,273)	(18)	(1,291)
Balance at 31 December	**1,168**	**5,873**	**103,664**	**70,452**	**108,445**	**20,811**	**310,413**	**52,353**	**362,766**
Accumulated depreciation:									
Balance at 1 January	-	-	59,129	43,567	91,966	19,134	213,796	43,947	257,743
Depreciation during the year	-	-	6,814	9,021	6,632	632	23,099	4,991	28,090
Disposals during the year	-	-	(58)	-	(828)	(291)	(1,177)	(18)	(1,195)
Balance at 31 December	**-**	**-**	**65,885**	**52,588**	**97,770**	**19,475**	**235,718**	**48,920**	**284,638**
NBV: 31 December	**1,168**	**5,873**	**37,779**	**17,864**	**10,675**	**1,336**	**74,695**	**3,433**	**78,128**

* Included in the building and improvement is the carrying amount (cost and accumulated depreciation) of the Head Quarter (HQ) building which management decided to discontinue use (accelerated depreciation), due to the reassessment of its useful life to zero .

Gains/Losses on disposal of property and equipment
(UA thousands)

	2024	2023
Cost (See note J)	2,509	1,291
Accumulated depreciation (See note J)	(2,500)	(1,195)
Net book value	9	96
Sales proceeds	54	16
Gains/(Losses) on disposal of property and equipment (Note O)	**45**	**(80)**

The table below shows the carrying amounts of the Right-of-use assets and lease liabilities and the movements during the year:

Movement in right of use assets and lease liabilities
(UA thousands)

	Right of Use Asset	Lease Liabilities
As at 1 January 2023	**14,253**	**13,885**
Additions	12,632	12,463
Depreciation expense	(9,021)	-
Payments	-	(9,654)
As at 31 December 2023	**17,864**	**16,694**
Additions	14,434	15,645
Depreciation expense	(8,922)	-
Payments	-	(10,378)
As at 31 December 2024	**23,376**	**21,961**

NOTE K—BORROWINGS

As at 31 December 2024 and 31 December 2023, the Bank's borrowings were as follows.

Summary of borrowing portfolio
(UA thousands)

	2024	2023
Borrowings at fair value	26,196,006	24,562,870
Borrowings at amortized cost	208,024	213,538
Total	**26,404,030**	**24,776,408**

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at 31 December 2024 was 69.09 billion (31 December 2023: UA 61.04 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at 31 December 2024 and 2023 was as follows.

Borrowings and swaps at 31 December 2024

(UA millions)

Currency	Rate type	Direct borrowings				Currency swap agreements (a)			Interest rate swaps		
		Carried at fair value	Carried at amortized cost	Weighted average cost(b) (%)	Weighted average maturity (years)	Amount (payable)/receivable	Weighted average cost(b) (%)	Average maturity (years)	Notional amount payable/(receivable)	Weighted average cost(b) (%)	Average maturity (years)
Euro	Fixed	4,919.37	-	1.16	3.53	-	-	-	-	-	-
		-	-	-	-	216.85	1.38	9.51	4,983.85	1.13	3.32
	Adjustable	-	-	-	-	(6,436.62)	3.52	2.17	(4,983.85)	3.55	3.32
		-	-	-	-	-	-	-	-	-	-
GBP	Fixed	1,587.89	-	1.75	0.91	-	-	-	-	-	-
		-	-	-	-	1,635.37	1.72	0.9	-	-	-
	Adjustable	-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	810.72	38.91	0.52	30.16	-	-	-	-	-	-
		-	-	-	-	979.55	0.61	30.56	-	-	
	Adjustable	222.06	-	3.87	2.49	(8.89)	(0.24)	5.64	(10.77)	0.07	0.41
		-	-	-	-	233.24	3.68	5.76	10.77	2.62	0.41
US Dollar	Fixed	13,357.81	-	3.11	2.31	-	-	-	-	-	-
		-	-	-	-	1,226.87	4.02	2.17	12,521.91	3.01	2.33
	Adjustable	76.45	-	4.50	1.26	(6,038.77)	5.09	9.48	(12,605.02)	5.12	2.32
		-	-	-	-	4,389.30	4.96	2.74	81.28	4.45	1.31
Others	Fixed	4,762.74	74.62	2.80	3.63	-	-	-	-	-	-
		-	-	-	-	4,908.51	2.81	4.11	1,371.59	0.31	20.27
	Adjustable	458.95	95.01	4.21	5.11	(2,084.62)	7.14	2.99	(335.67)	8.08	15.92
		-	-	-	-	847.95	2.99	7.06	-	-	-
Total	Fixed	25,438.54	113.52	2.51	3.63	-	-	-	-	-	-
		-	-	-	-	8,967.16	2.50	6.28	18,877.35	2.32	3.89
	Adjustable	757.47	95.01	4.15	4.08	(14,568.89)	4.69	5.32	(17,935.30)	4.74	2.85
		-	-	-	-	5,470.49	4.60	3.53	92.05	4.23	1.21
Principal at face value		26,196.01	208.53	2.56	3.65	(131.24)	-	-	1,034.10	-	-
Net unamortized premium/discount		-	(0.51)	-	-	1,122.02	-	-	131.47	-	-
		26,196.01	208.02	2.56	3.65	990.78	-	-	1,165.57	-	-
Fair valuation adjustment		-	-	-	-	(1,904.16)	-	-	(1,689.35)(c)	-	-
Total		**26,196.01**	**208.02**	**2.56**	**3.65**	**(913.38)**	**-**	**-**	**(523.78)**	**-**	**-**

Supplementary disclosure (direct borrowings):
The carrying amount of borrowings at 31 December 2024 was UA 26,196.01 million and the estimated fair value was UA 26,395.11 million.
(a) Currency swap agreements include cross-currency interest rate swap.
(b) The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December 2024.
(c) These amounts are included in derivative assets and liabilities on the balance sheet.
Slight differences may occur in totals due to rounding.

Borrowings and swaps at 31 December 2023
(UA millions)

Currency	Rate type	Direct borrowings				Currency swap agreements (a)			Interest rate swaps		
		Carried at fair value	Carried at amortized cost	Weighted average cost[b] (%)	Weighted average maturity (years)	Amount (payable)/ receivable	Weighted average cost[b] (%)	Average maturity (years)	Notional amount payable/ (receivable)	Weighted average cost[b] (%)	Average maturity (years)
Euro	Fixed	5,984.02	-	0.83	3.59	-	-	-	-	-	-
		-	-	-	-	221.42	1.38	10.98	6,084.83	0.82	3.43
	Adjustable	-	-	-	-	(5,039.41)	1.38	2.73	(6,084.83)	3.91	3.43
		-	-	-	-	142.36	3.97	0.94	-	-	-
GBP	Fixed	1,986.52	-	1.57	1.71	-	-	-	-	-	-
		-	-	-	-	2,087.66	1.53	1.72	-	-	-
	Adjustable	-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	939.83	49.53	0.51	4.32	-	-	-	-	-	-
		-	-	-	-	1,029.28	0.54	1.72	-	-	-
	Adjustable	240.81	-	3.57	3.67	(18.66)	-	3.49	(11.55)	(0.32)	1.38
		-	-	-	-	353.35	3.26	5.16	11.55	2.62	1.38
US Dollar	Fixed	10,103.59	-	2.92	2.95	-	-	-	-	-	-
		-	-	-	-	90.29	2.53	3.02	10,369.13	2.87	2.97
	Adjustable	159.74	-	4.15	0.57	(6,485.75)	5.46	9.22	(10,541.67)	4.56	2.93
		-	-	-	-	3,811.70	4.70	4.25	172.55	4.08	0.56
Others	Fixed	4,741.66	74.54	2.92	3.82	-	-	-	-	-	-
		-	-	-	-	5,095.35	2.79	4.65	1,041.59	0.64	20.27
	Adjustable	406.70	89.83	2.50	5.25	(1,577.30)	7.83	4.11	(305.56)	8.40	14.04
		-	-	-	-	334.00	0.36	8.21	-	-	-
Total	Fixed	23,755.62	124.07	2.18	3.25	-	-	-	-	-	-
		-	-	-	-	8,523.99	2.17	3.72	17,495.54	2.02	4.16
	Adjustable	807.25	89.83	3.13	4.06	(13,121.12)	5.13	6.11	(16,943.61)	4.39	3.31
		-	-	-	-	4,641.41	4.25	4.50	184.10	3.98	0.61
Principal at face value		24,562.87	213.90	2.22	3.28	44.28	-	-	736.02	-	-
Net unamortized premium/discount		-	(0.36)	-	-	1,211.72			127.50		
		24,562.87	213.54	2.22	3.28	1,256.00	-	-	863.52	-	-
Fair valuation adjustment		-	-	-	-	(2,026.39)	-	-	(1,506.62)[c]	-	-
Total		**24,562.87**	**213.54**	**2.22**	**3.28**	**(770.39)**	**-**	**-**	**(643.11)**	**-**	**-**

Supplementary disclosure (direct borrowings):
The carrying amount of borrowings at 31 December 2023 was UA 24,562.87 million and the estimated fair value was UA 24,768.99 million.
(a) Currency swap agreements include cross-currency interest rate swap.
(b) The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December 2023.
(c) These amounts are included in derivative assets and liabilities on the balance sheet.
Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2024 was as follows.

Borrowings carried at fair value
(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,995.29	420.90	3,416.19
More than one year but less than two years	6,341.94	218.68	6,560.62
More than two years but less than three years	6,394.97	135.57	6,530.54
More than three years but less than four years	3,900.59	111.92	4,012.51
More than four years but less than five years	3,651.86	99.01	3,750.87
More than five years	1,880.88	44.40	1,925.28
Total	**25,165.53**	**1,030.48**	**26,196.01**

Borrowings carried at amortized cost
(UA millions)

Periods	Ordinary	Callable	Total
One year or less	60.19	-	60.19
More than one year but less than two years	17.63	-	17.63
More than two years but less than three years	69.49	-	69.49
More than three years but less than four years	7.82	-	7.82
More than four years but less than five years	8.91	-	8.91
More than five years	44.49	-	44.49
Subtotal	**208.53**	**-**	**208.53**
Net unamortized premium and discount	(0.51)	-	(0.51)
Total	**208.02**	**-**	**208.02**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2023 was as follows.

Borrowings carried at fair value
(UA millions)

Periods	Ordinary	Callable	Total
One year or less	3,224.82	457.76	3,682.58
More than one year but less than two years	2,661.29	104.41	2,765.70
More than two years but less than three years	5,547.08	147.51	5,694.59
More than three years but less than four years	5,439.77	103.27	5,543.04
More than four years but less than five years	3,346.33	96.16	3,442.49
More than five years	3,293.47	141.00	3,434.47
Total	**23,512.76**	**1,050.11**	**24,562.87**

Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	106.07	-	106.07
More than one year but less than two years	33.60	-	33.60
More than two years but less than three years	-	-	-
More than three years but less than four years	74.23	-	74.23
More than four years but less than five years	-	-	-
More than five years	-	-	-
Subtotal	**213.90**	**-**	**213.90**
Net unamortized premium and discount	(0.36)	-	(0.36)
Total	**213.54**	**-**	**213.54**

The fair value of borrowings carried at fair value through profit or loss at 31 December 2024 was UA 26,196.01 million (December 2023: UA 24,562.87 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2024 was UA 29,154.12 million (December 2023: 27,332.93 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net loss of UA 7.81 million on borrowings, related derivatives and others for the year ended 31 December 2024 (2023: a gain of UA 59.48 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the year ended 31 December 2024 was a gain of UA 24.21 million (2023: a gain of UA 35.58 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for AfDB quoted bonds versus market referenced rate both at the beginning and end of the relevant year. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 December 2024, the cumulative unrealized fair value losses to date were UA 111.94 million (December 2023: UA 254.84 million).

NOTE L—ACCOUNTS PAYABLE

Accounts payable for the year ended 31 December 2024 and 31 December 2023 consists of:

Composition of accounts payable

(UA thousands)

	2024	2023
Accrued financial charges:		
Accrued interest on borrowings	293,409	205,940
Accrued interest payable on cross currency swaps	510,596	529,028
Accrued interest on lease liabilities	113	98
Sub-total	**804,118**	**735,066**
Other accounts payables	709,243	869,098
Total accounts payable	**1,513,361**	**1,604,164**

NOTE M—EQUITY

Equity is composed of capital and reserves. These are further detailed as follows.

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increases, special capital increases and the seven General Capital Increases (GCI) made so far.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase of the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country's payment of the first installment triggers its subscription, and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

At the Fifty-Ninth Annual Meeting of the African Development Bank held on 29 May 2024, the Board of Governors approved, by Resolution B/BG/2024/09, the General Callable Capital Increase of UA 88,125,360,000 to preserve the Bank's lending capacity. This approval increased the Bank's authorized capital from UA 152,034,360,000 to UA 240,159,720,000.

The Bank's capital as at 31 December 2024 and 31 December 2023 was as follows.

Composition of paid-in capital
(UA thousands)

	2024	2023
Capital Authorized (in shares of UA 10 000 each)	240,159,720	180,638,830
Less: Unsubscribed	(76,654,919)	(32,525,952)
Subscribed Capital	163,504,801	148,112,878
Less: Callable Capital	(153,532,422)	(138,177,865)
Paid-up Capital	9,972,379	9,935,013
Shares to be issued upon payment of future installments	(2,439,487)	(2,983,920)
Add: Amounts paid in advance	585	593
Capital	**7,533,477**	**6,951,686**

Included in the authorized data for 31 December 2024 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia ("former Yugoslavia").

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 31 December 2024 were as follows.

Statement of subscriptions by member countries and voting power

(UA thousands)

	Member states	Total shares	% of total shares	Amount paid	Callable capital	Number of votes	% of total voting power
1	Algeria	773,155	4.800	389,853	7,341,680	773,780	5.301
2	Angola	153,940	0.956	71,797	1,467,612	143,177	0.981
3	Benin	30,602	0.190	13,633	292,390	31,227	0.214
4	Botswana	112,523	0.699	80,095	1,045,130	107,994	0.740
5	Burkina Faso	59,798	0.371	26,660	571,330	59,766	0.409
6	Burundi	30,004	0.186	13,272	286,766	30,629	0.210
7	Cabo Verde	7,938	0.049	3,991	75,400	7,937	0.054
8	Cameroon	235,372	1.461	52,575	2,301,161	135,601	0.929
9	Central African Republic	4,988	0.031	1,975	47,912	5,300	0.036
10	Chad	8,784	0.055	3,974	83,880	9,409	0.064
11	Comoros	1,115	0.007	679	10,476	1,678	0.011
12	Republic of the Congo	56,379	0.350	26,004	537,800	51,255	0.351
13	Côte d'Ivoire	556,636	3.456	244,328	5,322,050	557,261	3.818
14	Democratic Republic of Congo	235,894	1.465	66,808	2,292,135	219,850	1.506
15	Djibouti	1,213	0.008	1,517	10,610	1,838	0.013
16	Egypt	921,766	5.723	468,640	8,749,020	922,391	6.319
17	Equatorial Guinea	9,588	0.060	7,969	87,913	10,213	0.070
18	Eritrea	4,536	0.028	3,178	42,182	5,161	0.035
19	Eswatini	16,441	0.102	11,825	152,590	17,066	0.117
20	Ethiopia	362,396	2.250	92,140	3,531,830	222,026	1.521
21	Gabon	66,798	0.415	56,747	611,258	66,876	0.458
22	Gambia	18,432	0.114	6,823	177,520	17,929	0.123
23	Ghana	307,621	1.910	125,974	2,950,211	308,246	2.112

	Member states	Total shares	% of total shares	Amount paid	Callable capital	Number of votes	% of total voting power
24	Guinea	56,794	0.353	22,325	545,630	54,255	0.372
25	Guinea Bissau	984	0.006	990	8,860	1,609	0.011
26	Kenya	186,876	1.160	75,313	1,793,450	180,044	1.233
27	Lesotho	13,106	0.081	6,501	124,570	13,731	0.094
28	Liberia	27,686	0.172	11,294	265,591	26,823	0.184
29	Libya	507,330	3.150	186,004	4,887,307	306,165	2.098
30	Madagascar	94,238	0.585	40,324	902,000	94,863	0.650
31	Malawi	45,566	0.283	18,942	436,730	46,191	0.316
32	Mali	25,444	0.158	20,487	233,957	26,069	0.179
33	Mauritania	7,708	0.048	4,912	72,186	8,333	0.057
34	Mauritius	94,168	0.585	52,759	888,860	94,793	0.649
35	Morocco	1,107,696	6.877	384,494	10,692,470	693,761	4.753
36	Mozambique	136,437	0.847	35,105	1,329,287	84,944	0.582
37	Namibia	49,557	0.308	23,774	471,800	46,877	0.321
38	Niger	49,161	0.305	13,562	478,052	31,149	0.213
39	Nigeria	1,359,298	8.439	760,036	12,832,950	1,359,923	9.317
40	Rwanda	19,594	0.122	8,043	187,896	19,123	0.131
41	São Tomé and Príncipe	9,092	0.056	3,626	87,314	9,200	0.063
42	Senegal	135,681	0.842	57,384	1,299,442	136,306	0.934
43	Seychelles	4,203	0.026	3,291	38,741	4,828	0.033
44	Sierra Leone	15,893	0.099	12,985	145,951	16,518	0.113
45	Somalia	4,300	0.027	3,157	39,846	4,924	0.034
46	South Africa	732,928	4.550	350,278	6,979,010	733,553	5.026
47	South Sudan	42,266	0.262	6,665	416,010	42,891	0.294
48	Sudan	14,034	0.087	14,160	126,177	14,659	0.100
49	Tanzania	117,091	0.727	46,532	1,124,387	117,716	0.806
50	Togo	23,804	0.148	9,770	228,276	23,191	0.159
51	Tunisia	210,073	1.304	109,165	1,991,560	210,698	1.444
52	Uganda	56,563	0.351	24,582	541,062	56,546	0.387
53	Zambia	170,406	1.058	73,967	1,630,070	171,031	1.172
54	Zimbabwe	248,981	1.546	105,080	2,384,744	239,783	1.643
Total regionals		**9,542,877**	**59.248**	**4,255,964**	**91,173,042**	**8,577,107**	**58.763**
55	Argentina	11,024	0.07	7,185	103,060	11,649	0.080
56	Austria	64,252	0.40	34,864	607,660	64,877	0.444
57	Belgium	93,548	0.58	61,730	873,750	94,173	0.645
58	Brazil	21,791	0.14	16,970	200,940	22,416	0.154
59	Canada	560,607	3.48	365,840	5,240,240	561,232	3.845
60	China	185,651	1.15	100,591	1,755,920	186,276	1.276
61	Denmark	168,660	1.05	91,882	1,594,720	169,285	1.160
62	Finland	70,046	0.43	35,225	665,240	70,671	0.484
63	France	538,171	3.34	270,625	5,111,090	538,796	3.691
64	Germany	952,360	5.91	325,334	9,198,270	600,590	4.115
65	India	41,376	0.26	21,906	391,860	42,001	0.288
66	Ireland	116,570	0.72	40,041	1,125,670	117,195	0.803
67	Italy	349,229	2.17	189,445	3,302,850	349,854	2.397

Member states	Total shares	% of total shares	Amount paid	Callable capital	Number of votes	% of total voting power
68 Japan	792,484	4.92	430,132	7,494,710	793,109	5.434
69 Korea	68,968	0.43	34,375	655,310	69,593	0.477
70 Kuwait	63,983	0.40	32,175	607,660	64,608	0.443
71 Luxembourg	29,709	0.18	13,140	283,950	30,334	0.208
72 Netherlands	201,450	1.25	68,288	1,946,220	127,685	0.875
73 Norway	169,596	1.05	91,848	1,604,120	170,221	1.166
74 Portugal	34,471	0.21	17,415	327,300	35,096	0.240
75 Saudi Arabia	27,763	0.17	13,965	263,670	26,571	0.182
76 Spain	154,377	0.96	100,670	1,443,100	155,002	1.062
77 Sweden	359,000	2.23	122,482	3,467,520	226,784	1.554
78 Switzerland	210,657	1.31	110,800	1,995,780	211,282	1.448
79 Türkiye	56,839	0.35	25,135	543,260	57,464	0.394
80 U.K.	271,589	1.69	177,620	2,538,270	272,214	1.865
81 U.S.A.	949,506	5.90	477,830	9,017,240	950,131	6.509
Total non-regionals	**6563677**	**40.752**	**3,277,513**	**62,359,380**	**6,019,109**	**41.237**
Grand total	**16,106,554**	**100.000**	**7,533,477**	**153,532,422**	**14,596,216**	**100.000**

The subscription position including the distribution of voting rights at 31 December 2024 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI V,GCI-VI and GCI-VII. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.
Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2024 and 31 December 2023, the Cumulative Exchange Adjustment on Subscriptions were as follows.

Cumulative exchange adjustment on subscriptions
(UA thousands)

	2024	2023
Balance at 1 January	151,635	154,169
Net conversion losses on new subscriptions	(4,929)	(2,534)
Balance	**146,706**	**151,635**

Reserves

The reserves increased by UA 271.41 million (6.76 percent) from UA 4,014.34 million as at 31 December 2023 to UA 4,285.76 million as at 31 December 2024. This increase is due to the total comprehensive income for the year.

Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

At 31 December 2024 and 31 December 2023, the retained earnings were as follows.

Movement in retained earnings

(UA thousands)

Balance at 1 January 2023	3,465,408
Net income for the current year	360,047
Balance at 31 December 2023	**3,825,455**
Net income for the current year	248,412
Hybrid capital—Issue transaction costs	(2,831)
Hybrid capital—Discretionary coupon	(16,271)
Balance at 31 December 2024	**4,054,765**

Cash Flow Hedge Reserve

A cash flow hedge reserve is a reserve that records the effective portion of gains or losses on a hedging instrument and reclassification adjustments to the income statement in the same period (s) in which the forecast cashflows affect the income statement. Details of the movement in the reserve in 2024 is disclosed in Note G—Hedge Accounting.

Hybrid Capital Instrument (HCI) Reserve

The Bank issued subordinated and perpetual notes or hybrid capital with 5.75 percent resettable coupon rate on 30 January 2024. The hybrid capital issue had a proceed of UA 563.86 million (USD 750 million) with a 0.5 percent transaction cost of UA 2.83 million (USD 3.75 million). The Bank has the sole and absolute discretion to call or redeem the hybrid capital (or on the occurrence of certain or repurchase events) and to pay the discretionary coupon and principal to the holders. The discretionary coupon is non-accruing and would only be deemed payable to the holders, if and only if declared and approved by the Bank. If a trigger event occurs, and the set threshold (7.5x) is breached, payment of the discretionary coupon must be canceled. Also, the hybrid capital would be written down if certain events occur.

Based on its terms, the hybrid capital meets the definition of equity under IFRS and was consequently classified and presented under equity in the financial statements. As such, all amounts received from the issue (e.g. proceeds) and all payment amounts (e.g. transaction costs and discretionary coupons) would be directly recorded in equity. Also, the hybrid capital would be recorded at historical cost and would not be remeasured over time.

Details of the Subordinated Notes and Hybrid Capital are presented below.

Terms of hybrid capital instrument issuance

Initial issue date	First call date	Initial nominal value (currency) (USD thousands)	Initial nominal value (UA thousands)	Initial currency	Rate	Carrying amount at 31 December 2024 (UA thousands)
30-Jan-24	30-Aug-34	750,000	563,859	USD	5.75%	563,859

The fixed discretionary coupon rate on the hybrid capital has a reset mechanism on the first reset date of August 2034 and every 5 years thereafter at a reset rate equal to the prevalent 5-year US Treasury + 157.5 bps. If the hybrid capital is not called or redeemed at the first call date, the coupon rate would be reset in line with the above stated mechanism.

The first **Hybrid Capital Discretionary coupon** of UA 16.27 million (USD 21.56 million) was paid to Hybrid Capital investors in August 2024 from equity of the Bank.

Hybrid Capital Trigger Event Ratio as at 31 December 2024
The diagram below shows the ratio of total assets to paid-in capital and reserves for the year ended. The threshold is set 7.5x.

Hybrid capital trigger event ratio

Total assets/Paid-in capital and reserves (< limit 7.5x)	3.47
Distance to trigger event (UA millions)	6,573.31

Allocable Income

Allocable income is a management performance measure for making distributions out of its net income to reserves and developmental activities. Allocable income is net income before distribution approved by the Board, adjusted for the impact of volatile unrealized elements of gains or losses on borrowings at fair value and related derivatives and currency translation gains or losses and hybrid capital adjustments.

At 31 December 2024 and 31 December 2023, allocable income was as follows.

Allocable income
(UA thousands)

	2024	2023
Net Income before distribution approved by the Board of Governors	354,412	406,047
Adjustment for volatile elements of gains and losses:		
Unrealized (gains)/losses on borrowings and derivatives	7,813	(59,478)
Translation (gains)/losses	1,266	10,976
Total Adjustment for volatile elements of gains and losses	9,079	(48,502)
Paid—Hybrid Capital Transaction cost	(2,831)	-
Hybrid Capital Discretionary coupons	(16,271)	-
Projected—Hybrid Capital Discretionary coupons*	(13,135)	-
*Total Hybrid Capital Adjustments**	(32,237)	-
Allocable income	**331,254**	**357,545**

* The projected Hybrid Capital discretionary coupon was estimated at UA 13.14 million as at 31 December 2024 and would be recognized directly in equity if the Bank elects to declare, approve and pay at the next discretionary coupon date.
** Hybrid Capital Adjustments—includes transaction costs on the instrument issuance, discretionary coupons approved and paid from the equity of the Bank and projected discretionary coupon yet to be declared, approved and paid from the equity of the Bank.

During the year, the Board of Governors approved the distribution of UA 106 million (2023: UA 46.00 million) from income and the surplus account to certain entities for development purposes. With effect from 2006, Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

Movement in the surplus account during 2024 and 2023 is as follows.

Movement in surplus account

(UA thousands)

Balance at 1 January 2023	122
Allocation from 2022 net income	-
Balance at 31 December 2023	**122**

Balance at 1 January 2024	122
Allocation from 2023 net income	47,550
Distribution to Special Relief Fund	(9,000)
Distribution to MIC Technical Assistance Fund	(10,000)
Distribution to the NEPAD	(2,000)
Distribution to Alliance for Green Infrastructure in Africa (AGIA)	(15,000)
Distribution to ADF's Climate Action Window	(10,000)
Balance at 31 December 2024	**1,672**

Distributions to entities for development purposes, including those made from the surplus account, for the years ended 31 December 2024 and 2023 were as follows.

Distributions of income approved by the Board of Governors

(UA thousands)

	2024	2023
African Development Fund (ADF)	60,000	35,000
Post Conflict Assistance—DRC	-	11,000
MIC Technical Assistance Fund	10,000	-
Special Relief Fund	9,000	-
New Partnership for Africa's Development Infrastructure Project Preparation Facility	2,000	-
Alliance for Green Infrastructure in Africa—Project Development Facility (AGIA)	15,000	-
Climate Action Window	10,000	-
Total	**106,000**	**46,000**

NOTE N—INCOME FROM LOANS AND TREASURY INVESTMENTS AND RELATED DERIVATIVES

Income from Loans and Related Derivatives

Income from loans and related derivatives for the year ended 31 December 2024 and 31 December 2023 was as follows.

Income from loans and related derivatives

(UA thousands)

	2024	2023
Interest income on loans not impaired	1,262,719	1,103,529
Interest income on impaired loans	43,419	31,788
Interest on loan swaps	72,763	66,345
Total interest income on loans	**1,378,901**	**1,201,662**
Commitment fees	43,001	36,257
Guarantee fees	10,942	1,238
Total fee income	**53,943**	**37,495**
Balance sheet optimization (BSO) fees	(13,838)	(15,607)
Total	**1,419,006**	**1,223,550**

Analysis of Interest Income from Loans by Operations

Composition of interest income on loans

(UA thousands)

	2024	2023
Interest income on sovereign loans	1,058,494	908,457
Interest income on non-sovereign loans	247,644	226,860
Interest on loan swaps	72,763	66,345
Total interest income on loans	**1,378,901**	**1,201,662**

Income from Treasury Investments and Related Derivatives

Income from Treasury Investments and related derivatives for the year ended 31 December 2024 and 31 December 2023 was as follows.

Income from treasury invesments and related derivatives

(UA thousands)

	2024	2023
Interest income	453,766	340,984
Realized fair value gains on investments	77,169	88,148
Unrealized fair value gains on investments	3,556	30,472
Subtotal	80,725	118,620
Total	**534,491**	**459,604**

Total interest income on Treasury investments at amortized cost for the year ended 31 December 2024 was UA 185.49 million (2023: UA 127.44 million). Interest income on treasury investments includes UA 26.65 million (2023: nil) from investments acquired with the proceeds of the hybrid capital.

Net Interest Income

The Net Interest Income for the year ended 31 December 2024 and 31 December 2023 was as follows.

	2024	2023
Interest income from loans	1,378,901	1,201,662
Interest income from treasury investment	453,766	340,984
Other debt securities	11,692	7,938
Total Interest Income	1,844,359	1,550,584
Borrowing expenses (Note P)	(1,402,739)	(1,191,709)
Net Interest Income	**441,620**	**358,875**

NOTE O—OTHER INCOME

Other Income represents net earnings that arise from other sources and activities apart from the Bank's development related activities and Investment activities. They are as follows for the year ended 31 December 2024 and 31 December 2023:

Composition of other income

(UA thousands)

	2024	2023
Management fees	9,454	8,584
Rental income	1,051	1,222
Miscellaneous Income	6,728	5,029
Board allowances received	192	462
Share of profits/(losses) in associate	282	374
Gains/(losses) on disposal of property and equipment	45	(80)
Others	2,262	2,727
Total	**20,014**	**18,318**

NOTE P—BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the year ended 31 December 2024 and 31 December 2023 was as follows.

Interest and amortization of issuance costs

(UA thousands)

	2024	2023
Charges to bond issuers	644,386	514,823
Amortization of issuance costs	3,213	538
Interest on operating lease	373	326
Total (a)	**647,972**	**515,686**

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2024 was UA 16.64 million (December 2023: UA 16.29 million).

Net Interest on Borrowing and Related Derivatives

Net interest on borrowing-related derivatives for the year ended 31 December 2024 and 31 December 2023 was as follows.

Net interest on borrowings and related derivatives

(UA thousands)

	2024	2023
Interest on derivatives payable	1,610,266	1,394,441
Interest on derivatives receivable	(855,499)	(718,418)
Total (b)	**754,767**	**676,023**
Net Borrowing Expenses (a+b)	**1,402,739**	**1,191,709**

Losses or Gains on Borrowings and Related Derivatives

Gains/losses on borrowings, related derivatives and others for the year ended 31 December 2024 and 31 December 2023 was as follows.

Losses or gains on borrowings and related derivatives

(UA thousands)

	2024	2023
Gains on derivatives	68,521	612,913
Losses on borrowings	(129,797)	(674,272)
Gains on hedged loans	53,463	120,837
(Losses)/Gains on borrowings and related derivatives	**(7,813)**	**59,478**

The gains on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized loss of UA 0.81 million (December 2023: unrealized gain of UA 2.30 million), representing hedge effectiveness and a gain of UA 1.73 million (December 2023: gain of UA 1.87 million) of amortization of fair value adjustments on the hedged risk (See Note G).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the year ended 31 December 2024 amounted to a loss of UA 4.48 million (December 2023: loss of UA 8.55 million), whilst valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2024 was UA 25.73 million (December 2023: a gain UA 21.46 million).

NOTE Q—ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven primarily by the staff time spent on individual entity's work program deliverables. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses for the year ended 31 December 2024 and 31 December 2023 comprised the following.

Administrative expenses

(UA thousands)

	2024	2023
Manpower expenses*	384,734	223,970
Other general expenses	79,926	82,713
Total	**464,660**	**306,683**
Reimbursable by ADF	(256,151)	(172,325)
Reimbursable by NTF	(818)	(1,242)
Net	**207,691**	**133,116**

* Shares of AfDB manpower expenses amount to UA 242.53 million (2023: UA 107.85 million). In 2023, there was a one-off reduction (gains) of UA 100.46 million due to the extension of staff retirement age from 62 to 65 years.

The amount reimbursable to AfDB by ADF and NTF is based on the cost sharing ratio applied on the Bank's Group's manpower expenses, other general expenses, depreciation and amortization expenses.

Included in general administrative expenses is an amount of UA 0.17 million (2023: UA 0.12 million) incurred under operating lease agreements for offices in Côte d'Ivoire and in certain member countries, where the Bank has offices, the short-term leases and leases of low value not recognized as liabilities. The payments in relation to these are recognized as an expense in income statement.

NOTE R—EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05−89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days. The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees.

In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly, the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

In 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

In 2022, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 62 to 65 years, effective 1 January 2023. Staff in service as of 31 December 2022 had the option to maintain their previous retirement age or choose the option to retire at age 65.

The Hybrid Scheme

On 19th September 2018, the Board of Directors approved changes to the Staff Retirement Plan (SRP or the Plan) introducing an alternative pension structure combining the features of a defined benefit (DB) and a defined contribution (DC) scheme to strengthen the Plan's long-term sustainability, while giving flexibility to members.

The effective date of the hybrid scheme is 1 July 2019. The hybrid scheme is aimed at strengthening the Plan's long-term financial viability and grants qualifying participants the flexibility to decide where to invest their contributions with the choice to contribute additional voluntary contributions to their personal DC accounts. Qualifying participants in the service of the Bank before the effective date will have the option to join the new hybrid scheme or remain in the current DB scheme. These changes will not affect the acquired pension rights of current plan participants or retirees' pension benefits. However, qualifying participants joining the plan from the effective date will automatically be enrolled in the new hybrid scheme i.e. the SRP and the newly introduced defined contribution plan.

The features of the hybrid scheme are stated below.

- Participants and the Bank will continue to contribute 9 percent and 18 percent of salaries respectively under the hybrid scheme.

- The Bank's median salary will be used as the cap and will be reset every three years.

- Contributions will be split between the DB and the DC at the median salary cap as follows;

    a) Participants earning up to the median salary cap will contribute to the DB scheme and have only DB benefits at retirement; and

    b) Participants with salaries higher than the median salary cap will contribute to the DB up to the median salary and will contribute the excess over the median salary to the DC. In effect, participants under the hybrid scheme will have benefits from both the DB and DC plans at retirement.

- Participants with the DC plan will have the right to determine where their contributions will be invested and the flexibility to make additional voluntary contributions to their DC accounts.

- Funds in the DC component will be invested by external fund managers for each participant's account and related management fees will be deducted directly from each participant's account.

- The DB benefits will remain under the administration of the Staff Retirement Plan.

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set of contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long-term financial sustainability of the Plan.

For the DC component of the hybrid plan, the amount recognized in the income statement for the year ended 31 December 2024 was UA 2.61 million (2023: UA 1.47 million). This amount is included in Other Accounts Payable.

The post-employment scheme of staff retirement and medical benefit expenses for 2024 and 2023 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following.

Pension plan benefit costs
(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2024	**2023**	**2024**	**2023**
Current service cost—gross	42.39	38.53	31.39	21.52
Past service cost amendments	-	(102.88)	-	(9.04)
Less: employee contributions	(13.77)	(13.40)	(4.79)	(4.49)
Net current service cost	28.62	(77.75)	26.60	7.99
Interest cost	38.39	36.68	16.31	11.91
Interest income on plan assets	(40.71)	(38.88)	(4.77)	(4.64)
Increase/(reduction) in expense for the year	**26.30**	**(79.95)**	**38.14**	**15.26**

At 31 December 2024, the Bank had a net employee benefit assets related to the SRP amounting to UA 97.87 million (2023: UA 36.88 million) while the Bank's liability to the post-employment aspect of the MBP amounted to UA 266.20 million (2023: UA 266.84 million).

At 31 December 2024 and 2023, the determination of these liabilities is set out below.

Composition of funded status of SRP and MBP

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2024	**2023**	**2024**	**2023**
Fair value of plan assets:				
Market value of plan assets at beginning of year	1,012.10	883.17	113.89	100.79
Actual return on assets	84.60	121.15	2.83	3.47
Employer's contribution	27.71	26.80	10.20	8.96
Plan participants' contribution during the year	13.77	13.40	4.79	4.49
Benefits paid	(32.81)	(32.42)	(5.51)	(3.82)
Market value of plan assets at the end of the year	**1,105.37**	**1,012.10**	**126.20**	**113.89**
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	975.22	949.93	380.73	262.46
Current service cost	28.62	25.13	26.60	17.03
Employee contributions	13.77	13.40	4.79	4.49
Interest cost	38.39	36.68	16.31	11.91
Actuarial loss/(gain)	(15.69)	85.38	(30.53)	97.70
Benefits paid	(32.81)	(32.42)	(5.50)	(3.82)
Past service cost amendments	–	(102.88)	–	(9.04)
Benefit obligation at end of year	**1,007.50**	**975.22**	**392.40**	**380.73**
Funded status:				
Net employee benefit assets/liabilities recognized on the balance sheet at 31 December	**97.87**	**36.88**	**(266.20)**	**(266.84)**

	2024	2023
Amount recognized on the Balance sheet—Employee Benefit Assets	**97.87**	**36.88**
Amount recognized on the Balance sheet—Employee Benefit liabilities	**(266.20)**	**(266.84)**

At 31 December 2024, the cumulative net actuarial gains recognized directly in equity through other comprehensive income for the SRP were UA 92.22 million (2023: gains of UA 32.64 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP was a loss of UA 37.11 million (2023: losses of UA 65.69 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years.

Funding status of SRP for the past 5 years

(UA millions)

	2024	2023	2022	2021	2020
Staff Retirement Plan:					
Fair value of plan assets	1,105.37	1,012.10	883.17	1,063.85	908.50
Present value of defined benefit obligation	(1,007.50)	(975.22)	(949.93)	(1,309.16)	(1,286.25)
Net funding	**97.87**	**36.88**	**(66.76)**	**(245.31)**	**(377.75)**
Actuarial gains and losses on plan assets	182.79	138.90	56.63	261.14	125.36
Actuarial gains and losses on plan liabilities	(90.57)	(106.26)	(20.88)	(446.98)	(493.18)
Net	**92.22**	**32.64**	**35.75**	**(185.84)**	**(367.82)**

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows.

Funding status of MBP for the past 5 years

(UA millions)

	2024	2023	2022	2021	2020
Medical Benefit Plan:					
Fair value of plan assets	126.20	113.89	100.79	89.97	80.02
Present value of defined benefit obligation	(392.40)	(380.73)	(262.46)	(293.34)	(335.19)
Deficit funding	**(266.20)**	**(266.84)**	**(161.67)**	**(203.37)**	**(255.17)**
Actuarial gains and losses on plan assets	(11.93)	(9.99)	(8.82)	(8.93)	(10.36)
Actuarial gains and losses on plan liabilities	(25.18)	(55.70)	42.01	(19.66)	(87.14)
Net	**(37.11)**	**(65.69)**	**33.19**	**(28.59)**	**(97.50)**

Assumptions used in the latest available actuarial valuations at 31 December 2024 and 2023 were as follows.

Actuarial valuation assumptions used

(Percentage)

	Staff Retirement Plan		Medical Benefit Plan	
	2024	2023	2024	2023
Discount rate	4.40	4.40	4.40	4.40
Rate of salary increase	3.30	3.30	3.30	3.30
Future pension increase	2.20	2.20	-	-
Health care cost growth rate	-	-	7.00	7.00

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR. The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 7 percent per annum.

The Bank's obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average duration of SRP and MBP is 16 years and 21 years, respectively. The following table shows projected benefit cash flow outgo.

Projected cash outflow from pension plans

(UA millions)

	2026	2027	2028	2029	2030 to 2034
Cash flow from MBP	6.67	7.64	8.95	10.57	84.52
Cash flow from SRP	40.76	44.25	51.57	55.19	311.07

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate.

Sensitivity analysis of health care cost growth rate

(UA thousands)

	1% increase		1% decrease	
	2024	2023	2024	2023
Effect on total service and interest cost	13,418	13,456	(10,147)	(10,123)
Effect on post-retirement benefit obligation	91,870	92,029	(72,570)	(72,420)

The following table shows the effect of a 1 percentage point change in the discount rate for the SRP.

Sensitivity analysis of discount rate for SRP

(UA thousands)

	1% increase		1% decrease	
	2024	2023	2024	2023
Effect on total service and interest cost	7,244	7,357	(9,503)	(9,736)
Effect on post-retirement benefit obligation	129,147	131,303	(162,098)	(166,054)

No SRP assets are invested in any of the Bank's own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2024 and 2023 for the Staff Retirement Plan.

Asset allocation for the Staff Retirement Plan

(UA thousands)

	2024	2023
Debt securities	465,135	310,909
Equity securities	543,658	623,905
Property	77,085	69,385
Total	**1,085,878**	**1,004,199**

At 31 December 2024 and 2023, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2025, are UA 23.50 million and UA 37.92 million, respectively.

NOTE S—RELATED PARTIES

The following related parties have been identified.

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 27 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. The Board of Directors approves such loans.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven primarily by the staff time spent on individual entity's work program deliverables.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note I. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The AfDB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2024 and 31 December 2023 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2024 amounted to UA 9.45 million (2023: UA 8.58 million). The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the year ended 31 December 2024 and 31 December 2023 were made up as follows.

Key management personnel compensation

(UA thousands)

	2024	2023
Salaries	36,365	30,735
Termination and other benefits	9,386	8,518
Contribution to retirement and medical plan	7,885	6,663
Total	**53,636**	**45,916**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. As of 31 December 2024, outstanding balances on loans and advances to management staff and executive directors amounted to UA 13.95 million (31 December 2023: UA 9.11 million).

NOTE T—SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. Based on the evaluation of the Bank's operations, management has determined that AfDB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. The products and services from which the Bank derives its revenue are mainly loans, treasury and equity participation.

The Bank's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multi-national activities. Treasury investment activities are carried out mainly outside the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2024 and 2023 is detailed as follows.

Income from loans by segments

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multi-national	Total
2024							
Income from sovereign loans	85,583	141,545	400,667	335,101	185,357	(1,354)	1,146,899
Income from non-sovereign loans	10,666	36,617	40,875	43,808	80,902	59,239	272,107
	96,249	**178,162**	**441,542**	**378,909**	**266,259**	**57,885**	**1,419,006**
2023							
Income from sovereign loans	72,429	107,421	359,141	299,920	142,714	(5,731)	975,894
Income from non-sovereign loans	9,967	38,036	34,463	76,188	62,681	26,321	247,656
	82,396	**145,457**	**393,604**	**376,108**	**205,395**	**20,590**	**1,223,550**

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank's revenue for one country amounted to UA 276.20 million for the year ended 31 December 2024 (2023: UA 400.11 million).

As of 31 December 2024, land and buildings owned by the Bank were located primarily at the Bank's headquarters in Abidjan, Côte d'Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

NOTE U—APPROVAL OF FINANCIAL STATEMENTS

On March 26, 2025, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2025.

NOTE V—SUPPLEMENTARY DISCLOSURES

NOTE V-1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at 31 December 2024 and 31 December 2023 were as follows.

		2024	2023
1 UA = 1 SDR =	Algerian Dinar	175.81400	180.10000
	Angolan Kwanza	1,189.36656	1,111.97610
	Australian Dollar	2.08362	1.97888
	Botswana Pula	17.96330	17.99030
	Brazilian Real	8.03426	6.52426
	Canadian Dollar	1.87535	1.77933
	Chinese Yuan Renminbi	9.51910	9.58727
	CFA Franc	823.10800	798.64700
	Danish Kroner	9.35962	9.07779
	Egyptian Pound	66.29754	41.44419
	Ethiopian Birr	163.95530	74.70270
	Euro	1.25482	1.21753
	Gambian Dalasi	91.13000	84.69963
	Ghanaian Cedi	19.17071	15.93904
	Guinean Franc	11,217.77000	11,420.37700
	Indian Rupee	110.94400	111.49100
	Japanese Yen	204.29300	190.45400
	Kenyan Shilling	168.61449	209.92010
	Korean Won	1,891.39000	1,749.80000
	Kuwaiti Dinar	0.40161	0.41163
	Libyan Dinar	6.41097	6.40688
	Mauritian Rupee	61.52980	59.30040
	Moroccan Dirham	13.18658	13.27301
	New Zambian Kwacha	36.36006	34.49474
	New Zealand Dollar	2.30984	2.13282
	Nigerian Naira	2,002.20770	1,206.71560

	2024	2023
Norwegian Krone	14.81560	13.72210
Pound Sterling	1.03952	1.05381
São Tomé Dobra	30.59300	29.58510
Saudi Arabian Riyal	4.89390	5.02074
South African Rand	23.97700	24.71770
Swedish Krona	14.41040	13.46050
Swiss Franc	1.16929	1.14526
Tanzanian Shilling	3,124.60390	3,292.57540
Tunisian Dinar	4.15300	4.11316
Turkish Lira	46.09660	39.61710
Ugandan Shilling	4,786.50922	5,074.47769
United States Dollar	1.30413	1.34167
Vietnamese Dong	31,736.00355	32,474.45152

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE V-2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i) Transition Support Facility

The Transition Support Facility (TSF) traces its origins to the Post-Conflict Country Facility (PCCF), established in 2004 to assist countries emerging from conflict in their efforts to re-engage with the donor community. Its primary objective was to reactivate development assistance and support these countries in reaching the Heavily Indebted Poor Countries (HIPC) decision point, enabling them to qualify for debt relief after clearing their arrears to the Bank Group. The PCCF pooled resources from the AfDB's net income, ADF contributions, and other donors, providing financial assistance on a case-by-case basis to post-conflict countries that had made maximum efforts to clear their arrears.

To further strengthen support for fragile states, the Fragile States Facility (FSF) was established in 2008, succeeding the PCCF. The FSF introduced a broader and more integrated framework for assisting eligible states, with a focus on consolidating peace, stabilizing economies, and laying the foundation for sustainable poverty reduction and long-term economic growth. The FSF was structured around three key windows: (i) The Supplemental Support Window; (ii) The Arrears Clearance Window; and (iii) The Targeted Support Window.

In 2014, the Bank's Strategy for Addressing Fragility and Building Resilience in Africa (2014−2019) introduced further refinements to the FSF, ultimately leading to the establishment of the Transition Support Facility (TSF). These changes included: (i) The introduction of the 'transition states' concept, whereby eligibility for TSF financing was determined through a combination of quantitative and qualitative assessments; (ii) The creation of the TSF Unallocated Reserve, providing flexible resources for crisis response in the face of exogenous shocks; and (iii) An increase in the minimum level of TSF resources allocated to each transition state.

To enhance its flexibility and impact, the TSF underwent significant reforms in 2023 to align with the ambition of the Bank's Strategy for Addressing Fragility and Building Resilience in Africa (2022−2026). The TSF transitioned from a mechanism that primarily provided supplementary financing to one that also supported programmatic and thematic interventions aimed at tackling the root causes of fragility. To achieve this, the Unallocated Reserve of the TSF was restructured into two distinct components: (i) The Prevention Envelope, available for preventive interventions in any ADF country; and (ii) The Response Envelope, designated for crisis response triggered by external shocks. Preventive interventions are selected through annual Calls-for-Proposals, while crisis responses are managed on a case-by-case basis depending on emerging needs.

One notable recent reform was the establishment of TSF Pillar IV—the Donor Contributions Window, introduced under the 2024 Updated TSF Operational Guidelines. Recognizing that fragility is a spectrum affecting all RMCs to varying degrees, the Bank introduced Pillar IV as a flexible financing platform to attract voluntary donor contributions while ensuring strategic alignment with the Bank's fragility agenda. Unlike the existing three TSF pillars, which rely on multilateral ADF replenishments and ADB Net Income allocations, Pillar IV enables bilateral and multilateral partners to contribute additional resources, either earmarked or non-earmarked, to strengthen resilience-building efforts across the continent.

Since its establishment, the TSF has mobilized over UA 4.9 billion, supporting investment and institutional support projects in most vulnerable situations in Africa. The Facility continues to serve as a critical financing instrument for addressing fragility and conflict-related challenges, leveraging the Bank's expertise and partnerships across the Humanitarian-Development-Peace (HDP) nexus to maximize impact.

ii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the AfDB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected AfDB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at end December 2024, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 31 RMCs have reached their completion points. Two (2) countries (Eritrea and Sudan) have yet to complete the requirements for HIPC debt relief. Somalia successfully implemented a poverty reduction strategy and maintained a track record of sound macroeconomic management as evidenced by the satisfactory implementation of the IMF Extended Credit Facility (ECF). This enabled Somalia to successfully reach the HIPC Completion Point on December 13, 2023.

iii) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF's net assets. Reduction in ADF net assets results in a decrease in the value of the Bank's investment in the Fund. Subsequent writedown of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE V-3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2024 and 2023, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The Nigeria Trust Fund (NTF) was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria.

Following the initial expiry of the agreement on 26 April 2006, and the successful completion of independent reviews of its performance, the Agreement has been extended several times, most recently for five years from 25 April 2023.

The initial capital of the NTF was NGN 50 million payable in two equal installments of NGN 25 million each, in freely convertible currencies. The first installment, equivalent to USD 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to USD 39.61 million, was made on 1 February 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with 50 million naira. The first installment of NGN 35 million (USD 52.29 million) was paid on 7 October 1981. The second installment of NGN 8 million (USD 10.87 million) was received on 4 May 1984. The payment of the third installment of NGN 7 million (USD 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of US$13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of USD 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

The resources of the NTF at 31 December 2024 and 2023 are summarized below.

Abridged financial statements of the NTF

(UA thousands)

	2024	2023
Contribution received	128,586	128,586
Funds generated (net)	161,158	156,014
Adjustment for translation of currencies	(87,313)	(93,046)
	202,431	**191,554**
Represented by:		
Due from banks	18,259	3,500
Investments	102,715	94,928
Accrued income and charges receivable on loans	236	277
Accrued interest on investments	513	504
Other amounts receivable	1,140	763
Loans outstanding	91,697	92,542
	214,560	**192,514**
Less: Net accounts payable	(12,129)	(960)
	202,431	**191,554**

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20−74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2024 and 2023 follows.

Abridged financial statements of the Special Relief Fund

(UA thousands)

	2024	2023
Fund balance	141,267	132,462
Funds generated	7,496	6,751
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	2	2
Less: Relief disbursed	(136,909)	(134,755)
	11,856	**4,460**
Represented by:		
Due from bank	1,106	1,330
Investments	10,738	3,102
Net accounts receivable	12	28
	11,856	**4,460**

At 31 December 2024, a total of UA 5.67 million (USD 7.39 million) compared with UA 2.72 million (US$ 3.65 million) in 2023, had been committed but not yet disbursed under the Special Relief Fund.

iii) Africa Growing Together Fund (AGTF): Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank and the Peoples Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non-sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2024 and 2023 follows.

Abridged financial statements of the Africa Growing Together Fund

(UA thousands)

	2024	**2023**
Contribution received	569,588	455,388
Funds generated (net)	(57,718)	(33,221)
	511,870	**422,167**
Represented by:		
Due from bank	18,062	31,511
Investments	10,727	1,061
Loans outstanding	496,487	389,861
Accrued income and charges receivable on loans and investments	17,776	9,177
Less: Current accounts payable	(31,182)	(9,443)
	511,870	**422,167**

NOTE V-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11−70, 19−74 and 10−85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

- **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11−70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

- **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at 31 December 2024 and 2023 are summarized below.

Abridged financial statements of Mamoun Beheiry Fund and Special Emergency Assistance Fund for Drought and Famine in Africa

(UA thousands)

	2024	2023
Mamoun Beheiry Fund		
Contribution	152	152
Income from investments	183	173
	335	325
Less: Prize awarded	(46)	(46)
Gift	(25)	(25)
	264	**254**
Represented by:		
Due from banks	264	254
	264	**254**
Special Emergency Assistance Fund for Drought and Famine in Africa		
Contributions	22,722	22,722
Funds generated	7,844	7,812
	30,566	**30,534**
Less: Relief disbursed	(29,303)	(29,303)
	1,263	**1,231**
Represented by:		
Banks and Investment	1,263	1,231
	1,263	1,231
Total Resources & Assets of Trust Funds	**1,527**	**1,485**

NOTE V-5: GRANTS (DONOR FUNDS)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at 31 December 2024 and 2023 were as follows.

Undisbursed balances of grants

(UA thousands)

Trust Fund name	2024	2023
AFAWA Risk Sharing Facility	55,576	51,293
Africa Circular Economy Facility	2,463	2,131
Africa Climate Change Fund	19,456	19,061
Africa Digital Financial Inclusion	22,783	20,955
Africa Disaster Risk Trust Fund	39,617	31,079
Africa Growing Together Fund	30,021	33,318
Africa Integrity Fund	45,553	43,923
Africa Investment Facility	34,240	51,662
Africa Renewable Energy Initiative	2,621	2,692
Africa Trade Fund	2,419	2,734
Africa Water Facility Fund	45,205	44,614
African Energy Leaders Group	402	379
African Legal Support Facility	17,985	19,115
Agriculture fast track fund	508	494
Agri-Food SME Catalytic Financing Mechanism (IF)	66,402	63,611
AMINA	1,683	1,639
Bill & Melinda Gates Foundation TCA	1,634	6,922
Boost Africa Entrepreneurs Lab Trust Fund	609	1,026
Boost Africa Financial Instrument (PAGODA)	5,701	2,269
Boost Africa Technical Assistance (PAGODA)	2,393	234
Canada AfDB Climate Fund Financial instrument and Technical Assistance	71,024	80,756
Canadian Grant for Technical Assistance	261	265
Capital Market Development Trust Fund	6,719	5,641
Chinese Government Fund	283	277
Clean Technology Fund	102,805	122,524
Climate Development	3,920	5,249
Congo Basin Forest Fund	12,111	12,150
Economic Development Cooperation Fund (KAIEF-EDCF)	761	-
EU Africa Infrastructure Trust Fund	5,069	2,570
Facility for Energy Inclusion financial Instrument (PAGODA)	6,481	11,433
Facility For Energy Inclusion Technical Assistance (PAGODA)	604	568
Fertilizer Financing Mechanism	22,442	16,548
Finland	2,252	2,291
France	301	497

Trust Fund name	2024	2023
Fund For African Private Sector Assistance (FAPA)	51,273	47,842
Gender Equality Trust Fund	25,975	23,732
Global Agriculture and Food Security Programme (GAFSP)	24,432	5
Global Environment Facility	42,913	35,385
Global Infrastructure Facility Fund	1,272	1,195
Green Climate Fund	21,848	20,014
India	2,137	1,227
Infrastructure Consortium for Africa (ICA)	667	407
Initiative Migration and Development (IMDE)	63	63
Investment Climate Facility for Africa	397	387
Italia	2,633	3,268
Job for youth and women in Agricultural Value chain in Kenya (PAGODA)	1,425	15,964
Korea Trust Fund	41,539	32,625
Making Finance Work for Africa (MFW4A)	225	267
Microfinance Trust Fund	2,389	2,410
Multilateral Cooperation Center for Development Finance (MCDF)	9,671	4,369
Nepad Infrastructure	40,275	34,399
Nigeria Technical Cooperation Fund (NTCF)	3,924	3,633
Norway	38	42
Private Sector Credit Enhancement Facility	242,639	225,663
Rockefeller Foundation	452	731
Rural Water Supply and Sanitation Initiative	15,111	17,646
SFRD (Great Lakes)	490	465
South-South cooperation Trust Fund	271	409
Statistical Capacity Building (SCB)	116	113
Strategic Climate Fund	62,252	71,568
Sustainable Energy Fund for Africa	301,462	239,955
Switzerland Technical Assistance Grant	-	375
Trust Fund for Countries in Transition	-	1,027
Uganda Road Sector Project	1,472	1,400
United Kingdom	-	73
Urban Municipal Development Fund	24,440	18,619
Value for Money Sustainability and Accountability Trust Fund	848	800
Women Entrepreneurs Finance Initiative Trust Fund	9,755	10,684
Youth Entrepreneurship Innovation Trust Fund	18,409	19,088
Zimbabwe Multi-Donor Trust Fund	1,102	1,425
Others	67	77
Total	**1,584,286**	**1,497,272**



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AFRICAN DEVELOPMENT BANK

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Côte d'Ivoire

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TSA 20303
92030 La Défense Cedex

Independent Auditor's Report on the Financial Statements
Year ended 31 December 2024

To the Board of Governors of the African Development Bank

Opinion

We have audited the accompanying financial statements of the African Development Bank which comprise the balance sheet as at 31 December 2024, and the income statement, the statement of other comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to V.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Bank as at 31 December 2024 and of the results of its operations, and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

Audit Framework

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

Independence

We are independent of the Bank in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

We inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Société par actions simplifiée au capital de 2 201 424 €
Société d'Expertise Comptable inscrite au Tableau de l'Ordre d'Ile-de-France
Société de Commissariat aux Comptes inscrite à la Compagnie Régionale de Versailles et du Centre
572 028 041 RCS Nanterre
TVA : FR 02 572 028 041

Une entité du réseau Deloitte



Impairment based on expected credit losses for loans classified in stages 1 and 2

Risk identified	In addition to the impairment methodology for incurred credit loss (stage 3—see key audit matter mentioned below), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows:
	• stage 1 representing an expected loss within 1 year from initial recognition of the financial asset;
	• stage 2 which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition.
	The estimate of expected credit losses requires the exercise of judgment to determine in particular:
	• the rating procedures for loans covered by this impairment model;
	• the rules for mapping loans to their appropriate staging;
	• criteria for the determination of increase in credit risk;
	• key parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD);
	• the methodology for taking into account macroeconomic projections for both increase in credit risk and measurement of expected losses.
	These parameters are integrated into the model used by the Bank for each type of loan portfolio (sovereign loans and non-sovereign loans) to determine the amount of expected credit losses.
	In addition, these parameters are more sensitive in the current macro-economic and geopolitical environment context which led to a higher uncertainties and volatility that is likely to affect the reimbursement ability of some borrowers, with contrasting situations.
	The accounting principles applied and the impact of those IFRS 9 impairment rules are detailed in notes B, C and H.
	Thus, the net impairment write-back on loans (including interest receivables and undisbursed loans) classified in stages 1 and 2 amounted to UA 43,489 thousand for the year ended 31 December 2024 (out of a total amount of impairment write-back on all loans of UA 9,472 thousand for the year ended 31 December 2024 due to the impairment charge impact in stage 3).
	Consequently, as at 31 December 2024, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 233,755 thousand for a total impairment amount of UA 697,089 thousand.
	Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates (with some methodological change this year in the calibration of certain parameters), we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended 31 December 2024, more particularly in the context of 2024, which is marked by significant uncertainty linked to the prevailing macroeconomic and geopolitical environment and the absence of a comparable historical situation.

Deloitte.

| **Our response** | We have assessed the adequacy of the level of stages 1 & 2 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the current economic environment.

With the assistance of our experts, our work consisted mainly, in:

- analyzing compliance of calculation and calibration methods with the IFRS 9 standards, in particular on:

  - the loans rating process (including the consideration for Preferred Credit Treatment which was introduced in the methodology for sovereign exposures in 2024), the significant increase in credit risk criteria (whose methodology was also revised in 2024) and the rules for mapping loans to their appropriate staging;

  - calculation of expected losses (review of the models, calibration of PDs and LGDs, review of forward-looking assumptions parameters with regard to the evolution of the macro-economic context, etc.);

- carrying out independent calculations with our own tools.

Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at 31 December 2024 and the review of the relevant explanatory information provided in the related notes to the financial statements. |
|---|---|

Impairment based on incurred credit risk for non-sovereign loans classified in stage 3

| **Risk identified** | The African Development Bank is exposed to credit and counterparty risks on sovereign and non-sovereign loans that it grants. These risks result from the inability of its clients and counterparties to meet their financial commitments when contractually due.

In accordance with the IFRS 9 impairment rules, the African Development Bank records impairments to cover expected credit losses (loans classified in stages 1 and 2—see key audit matter mentioned above) and incurred losses (loans classified in stage 3).

Impairment on incurred losses for loans classified in stage 3 are determined on an individual basis. These individual impairments are determined by management based on the estimated future recoverable cash flow estimated on each of the concerned loans.

These individual impairments are also determined by management in the context of current macro-economic and geopolitical environment characterized by higher uncertainties and volatility that is likely to affect the reimbursement ability of some borrowers, with contrasting situations depending notably on the business sector of the counterparties.

As indicated in notes B, C and H to the financial statements, the gross outstanding sovereign loans classified in stage 3 concentrated in one counterparty increased slightly, mainly due to currency translation changes (UA 210 million as at 31 December 2024 compared with UA 204 million as at 31 December 2023) whereas the Bank's total non-sovereign loans outstanding amounted to UA 3,091 million, including UA 273 million outstanding loans classified in stage 3 with an impaired amount of UA 191 million as at 31 December 2024 (compared with UA 3,056 million total outstanding non-sovereign loans of which UA 483 million classified in stage 3 with an impaired amount of UA 379 million as at 31 December 2023).

Given that the assessment of impairment requires a significant accounting estimate and use of management's judgement, we consider that the identification and evaluation of incurred credit loss on non-sovereign loans (which represents an increased risk compared with sovereign risks) is a key audit matter, more particularly in the context of 2024, which is marked by significant uncertainty linked to the prevailing macroeconomic and geopolitical environment and the absence of a comparable historical situation. |
|---|---|
| **Our response** | We have assessed the adequacy of the level of stage 3 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the current economic environment.

As part of our audit procedures, we reviewed the control framework for identifying exposures, monitoring credit and counterparty risks, assessing non-recovery risks and determining related impairment and provisions.

Our work consisted of assessing the quality of the monitoring system for watchlisted and impaired loans and the credit review process, particularly by the Credit Risk Committee (CRC).

In addition, based on a sample selected on materiality and risk criteria, we performed an independent analysis of the amounts of provisions. |



Valuation of financial assets, financial liabilities and derivatives of level 2 and 3 under the IFRS 13

Risk identified	The African Development Bank holds on its balance sheet a significant amount of financial assets and financial liabilities (including derivatives) with fair value of UA 6.9 billion and UA 28.2 billion, respectively, at 31 December 2024. For the purposes of measurement in accordance with IFRS 13, financial instruments are grouped into three different levels on the basis of observability of inputs used in the fair value measurement. Levels 2 and 3 include financial instruments valued on the basis of valuation models whose significant parameters are or are not observable on the market, as the case may be (UA 2.5 billion of financial assets and UA 10.8 billion of financial liabilities valued at levels 2 and 3 as at 31 December 2024—see note D to the financial statements). The measurement of the fair value of Level 2 and Level 3 financial instruments is therefore based on valuation techniques that involve a significant amount of judgment as to the choice of methodologies and data used: • determination of unobservable market valuation parameters; • use of internal valuation models; • estimation of additional valuation adjustments to take into account certain market, counterparty or liquidity risks. We considered that financial instruments classified as Level 2 and 3 in the fair value hierarchy were a key element of the audit because of the materiality of the exposures and the use of judgment in determining fair value, especially for some financial instruments whose valuation is volatile in the current uncertain economic context.
Our response	We have reviewed the internal control systems governing the identification, measurement and recognition of Level 2 and Level 3 fair value financial instruments. We have taken note of relevant reports and minutes of committees (particularly ALCO) that could take a position on this subject. We tested the controls (notably those by the back and the middle office) that we considered relevant for our audit, in particular those relating to: • independent verification of the valuation parameters, • determination of the main valuation adjustments and corrections made. We have performed these procedures with the assistance of our valuation experts, with whom we have also carried out independent valuation work involving the examination, based on samples, of the assumptions, methodologies and models used to estimate the main valuation adjustments. The impact of the current economic environment on the valuation of level 2 and 3 financial instruments was taken into account in our work, with particular attention to the estimates used. We also examined the main existing margin call spreads and the losses and/or gains on sales of instruments to determine the appropriateness of the Bank's valuations. Finally, we examined the disclosures relating to the valuation of financial instruments published in the notes to the financial statements.



Assessment of Employee Benefits

Risk identified	The African Development Bank offers its employees:
	• a defined benefit pension plan for employees hired prior to 1st July 2019 or, for those hired after this date a mandatory membership to a hybrid pension plan (combination of defined benefit scheme and defined contribution scheme); and
	• a defined benefit medical plan that also provides medical benefits to eligible former employees, including retirees.
	For the defined pension plan, an actuarial valuation of the cost of the plan is performed using the projected unit credit method. It leads to a present value of the defined benefits that the Bank must pay, less the fair value of plan assets.
	For the defined medical plan, the liability represents the present value of the defined post-employment benefits to be paid by the Bank less the fair value of plan assets.
	As disclosed in note R of the financial statements, the Bank's net asset position relative to the pension plan and the Bank's liability to the medical plan amount to UA 98 million and UA 266 million respectively as at 31 December 2024.
	The valuation of the present value of the liabilities arising from the pension and medical plans is based on various parameters (discount rate, rate of salary increase, mortality rate, future rate of pension increase, rate of increase in cost of medical care, etc.).
	We considered that the assessment of these social and contractual commitments was a key audit matter, given the use of judgment in determining these parameters, particularly in the current macro-economic environment (marked by the volatility of both interest and inflation rates notably) which could affect the level of the parameters used in the estimation.
Our response	With the support of our experts, we assessed the process for monitoring and determining the valuation of these social commitments.
	In particular, we carried out the following work:
	• reviewed the terms and conditions of these defined benefit plans (pension and medical plans);
	• compared with external sources and examined the reasonableness of assumptions for determining the various parameters used, in particular the discount and inflation rates in relation to the 2024 macro-economic context;
	• carried out an independent review of the actuarial report issued by an external actuarial firm by conducting consistency checks and analytical procedures on the evolution of net commitments between 2023 and 2024.
	Finally, we examined the appropriateness of the information on employee benefits disclosed in the notes to the financial statements.



Other information

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Bank or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Bank's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;

- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris—La Défense, May 15, 2025

The independent auditor
Deloitte & Associés

Jean-Vincent COUSTEL

AfDB Administrative budget for financial year 2025

(UA thousands)

Description	
Personnel Expenses	
Salaries	189,175
Benefits	85,945
Other Employee Expenses	10,666
Short Term and Technical Assistance Staff	5,623
Consultants	44,610
Staff Training	5,857
	341,876
General Expenses	
Official Missions	40,418
Accommodation	16,544
Equipment Rental, Repairs and Maintenance	14,173
Communications Expenses	9,396
Printing, Publishing and Reproduction	402
Office Supplies and Stationery	374
Library	404
Other Institutional Expenses	23,558
	105,269
Total Administrative Budget	**447,145**
Depreciation	30,030
Provision for SRP & MBP	26,380
Total	**503,555**
Less Management Fees*	(258,060)
Net Administrative Budget	**245,495**

* The amount represents the African Development Fund and the Nigeria Trust Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services and facilities based on formula approved by the Board.

THE AFRICAN DEVELOPMENT FUND

FINANCIAL MANAGEMENT

Subscriptions

ADF Replenishments

The resources of the African Development Fund (the ADF or the Fund) primarily consist of subscriptions by the Bank, subscriptions and contributions made by State Participants and Donors, together with other resources received by the Fund. Cumulative subscriptions to the ADF amounted to UA 37,958.27 million[1] at 31 December 2024.

Other than the initial subscriptions received by the Fund at its inception, subsequently it receives additional resources in the form of periodic replenishments, typically on a three-year cycle, the latest one of which is the sixteenth.

The Sixteenth Replenishment of the ADF (ADF-16) to support the replenishment cycle 2023 to 2025 became effective on 8 June 2023, following its adoption by the Board of Governors on 2 April 2023. State participants agreed on an ADF-16 resource level of UA 6,192.05 million comprised of: (i) Donor subscriptions of UA 3,746.95 million[2]; (ii) Concessional Donor Loans (CDLs) of UA 427.40 million; and (iii) Advanced Commitment Capacity of UA 2,017.70 million. Additionally, donors provided a total grant contribution of UA 312.6 million to support the creation of a Climate Action Window (CAW).

As of 31 December 2024, the resource envelope for ADF-16 increased to UA 6,229.75 million. This figure comprises donor subscriptions of UA 3,784.65[3] million (excluding the grant element of CDLs), Concessional Donor Loans of UA 427.40 million and an Advance Commitment Capacity of UA 2,017.70 million. State participants had subscribed a total amount of UA 3,657.75[4] million.

The ADF-16 replenishment will support two strategic operational priorities: developing sustainable, climate-resilient, and quality infrastructure; and governance, capacity building, and sustainable debt management in recipient countries. The replenishment is expected to deliver more social and economic impact in people's lives over the next three years as the additional resources will help connect 20 million people to electricity, provide improved agriculture to 24 million people, and enable 32 million people to access water and sanitation services and another 15 million to benefit from improved access to transport.

Underlining the continued importance of addressing the roots of fragility and improving resilience as key ADF-16 priorities, state participants increased the resources allocated to the Transition States Facility by 13 percent to UA 1.244 billion. The state participants also agreed to maintain the Regional Operations Envelope at 25 percent of the total resources available for commitment. Finally, the continuing relevance of the Private Sector Facility in low-income countries was affirmed, particularly in transition states, with the approval of an additional allocation of UA 50 million.

Financial Products

The ADF is the concessional financing window of the Bank Group that provides low-income Regional Member Countries with concessional loans and grants for projects and programs, risk guarantees, and support through technical assistance for studies and capacity building.

Loans

Prior to the ADF-13 replenishment, the ADF was operating under differentiated lending terms for ADF-eligible countries classified as blend, gap, and graduating versus ADF-only countries.

Accordingly, loans extended to blend, gap and graduating countries had a maturity period of 30 years, including an 8-year grace period with an interest rate of 1 percent per annum. For ADF-only countries, their loans had a maturity period of 50 years, including a grace period of 10 years, with no interest rate. The standard commitment fee of 0.50 percent per annum on undisbursed amounts and service charge of 0.75 percent per annum on outstanding balances were maintained for all ADF loans.

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1. This includes buy down grant provided since ADF-14.
2. Net of grant element of Concessional Donor Loan.
3. This amount includes additional subscriptions through acceleration from Canada, Belgium and Spain, and the subscription of Brazil.
4. This amount includes the buy down grant from Japan. Total subscriptions received excluding buy down grant is UA 3,576.35 million.

With a view to preserving the long-term financial sustainability and capacity of the ADF, the ADF-13 replenishment introduced (i) hardened and differentiated lending terms, and (ii) two sub-groups of ADF-only countries: the "regular" and the "advance" group. The financing terms for regular and advance ADF-only countries, as well as for blend, gap and graduating countries, were hardened. An accelerated repayment clause and a voluntary prepayment framework were also introduced.

Accordingly, new loans extended under ADF-13 and subsequent replenishment cycles (ADF-14 and ADF-15) to regular ADF countries have a maturity of 40 years, including a grace period of 10 years; and loans extended to advance ADF countries have a maturity of 40 years, including a grace period of 5 years. The standard commitment fee of 0.50 percent per annum on undisbursed amounts and service charge of 0.75 percent per annum on outstanding balances remain applicable. Loans to blend, gap, and graduating countries have a maturity of 30 years including a 5-year grace period, and an interest rate charge of 1 percent per annum in addition to the standard commitment and service fees.

Changes made under ADF-16 introduced differentiated lending terms to strengthen the long-term financial sustainability of the Fund. Going forward, ADF-only countries with a moderate risk of debt distress no longer receive grants but 100 percent loans, with a 50-year maturity including a 10-year grace period. ADF-only regular and advanced countries can access loans with a maturity of 38 years with a grace period of 10 and 5 years, respectively. ADF-Gap countries (even those at moderate risk of debt distress) receive loans based on the terms applicable to Blend countries with a maturity of 30 years and a 5-year grace period. UA denominated loans are currently priced at 1 percent for a service charge with 0.75 percent for a commitment fee. Blend, graduating, and gap countries access loans at an interest rate of 1 percent. The Fund recently introduced currency equivalent pricing for loans, through currency-specific pricing to ensure financial neutrality whether the loan is denominated in UA or in one of the eligible disbursement currencies.

Guarantees
To stimulate additional private sector investments in low-income countries (LICs), the ADF Partial Risk Guarantee (ADF-PRG) instrument was introduced as part of ADF-12 to leverage resources from the private sector and other co-financiers for ADF countries, including fragile states. The ADF-PRG protects private lenders against well-defined political risks related to the failure of a government or a government-related entity to honor certain specified commitments. The ADF-PRG is aimed at incentivizing governments to undertake policy and fiscal reforms necessary to mitigate performance-related risks.

Starting with the ADF-13 replenishment, the Partial Credit Guarantee (ADF-PCG) was added to the suite of ADF financial guarantee instruments. The ADF-PCG is an instrument designed to address the challenges faced by well-performing ADF-only countries and state-owned enterprises (SOEs) in their quest to mobilize domestic and external commercial financing for developmental purposes. The product partially guarantees the debt-service obligations of LICs and well-performing SOEs in LICs. The ADF PCG is available only to ADF countries at low and moderate risk of debt distress (green light and yellow light countries, respectively) and adequate debt management capacity, and SOEs in ADF countries at low and moderate risk of debt distress, subject to meeting certain defined eligibility criteria. Like the ADF-PRG, the ADF-PCG enables well-performing LICs and SOEs to catalyze larger volumes of development financing at more attractive terms.

In 2024, the Fund continued to streamline and expand the reach of its partial guarantee products. The Board approved a PCG of UA 159.39 million for Rwanda in April 2024 and a another UA 159.39 million for Togo in November 2024. These guarantees are expected to help mobilize sustainable finance for development in the respective countries. .

Investments
The Fund follows a conservative investment strategy. Cash and treasury investments amounted to UA 6.11 billion as at 31 December 2024 (UA 5.19 billion in 2023), invested in high—quality instruments held in various currencies, including US dollar, euro, pound sterling, Chinese yuan, and South African rand. Investment income for the year amounted to UA 239.22 million, representing a return of 4.20 percent, on an average liquidity level of UA 5.66 billion, compared with an income of UA 198.62 million, representing a return of 4.01 percent, on an average liquidity of UA 4.95 billion in 2023.

Development Activities
Cumulative loans and grants signed, net of cancellations, at 31 December 2024, amounted to UA 39.86 billion, compared with UA 38.50 billion at the end of 2023. Figure 1.6 presents loans approved, disbursed, and undisbursed balances from 2020 to 2024.

As at 31 December 2024, total outstanding loans was UA 15.38 billion, which is UA 0.44 billion higher than the

FIGURE 1.6 **Lending Status, 2020–2024**

(UA millions)



* Excludes approvals of special funds but includes guarantees and grants.

FIGURE 1.7 **Loan Disbursements and Repayments, 2020–2024**

(UA millions)



UA 14.94 billion outstanding at the end of 2023. The number of active loans and grants as at December 2024 was 1,554, while 769 loans amounting to UA 6.12 billion had been fully repaid or canceled through MDRI.

Disbursements

Loans and grants disbursed decreased by 1.5 percent in 2024 to UA 1.10 billion down from UA 1.12 billion in 2023. As at 31 December 2024, cumulative disbursements on loans and grants amounted to UA 33.24 billion compared with UA 32.34 billion at the end of the previous year. A total of 2,707 loans and grants were fully disbursed amounting to UA 27.72 billion, which represents 83.39 percent of cumulative disbursements.

Figure 1.7 tracks the evolution of loan disbursements and repayments over the past five years.

Repayments

Principal loan repayments for the Fund in 2024 amounted to UA 251.65 million compared with UA 216.26 million in 2023, representing an increase of 35.39 percent over the previous year. As at 31 December 2024, cumulative repayments stood at UA 8.48 billion.

Risk Management Policies and Processes

As in the case of the Bank, the Fund employs stringent risk management procedures to prudently reduce its exposure to risks, such as liquidity, currency and interest rate risks, that are not essential to its core business of providing development-related services and assistance to its clients. The details of the risk management policies and practices employed by the Fund to manage these risks are provided in Note C to the Financial Statements.

FINANCIAL RESULTS

The Fund reported a surplus of UA 58.21 million, representing 49.5 percent year-on-year decrease compared with UA 115.27 million surplus reported in 31 December 2023. This lower surplus is due to an increase in administrative expenses which more than offset the higher interest income and fair value gains on treasury investments recorded in 2024.

Total income from loans and treasury investments for the year ended 31 December 2024 increased by UA 47.11 million (14.15 percent) to UA 379.93 million compared with UA 332.82 million earned in the year to December 2023.

Loan income for the year increased by UA 6.51 million (4.85 percent) to UA 140.71 million compared with UA 134.20 million reported in December 2023. Loan income reported in 2024 was in line with operational expectations.

Interest income on treasury investments increased by UA 42.26 million (30.92 percent) to UA 178.95 million in December 2024 compared with UA 136.69 million in December 2023, mainly attributable to the increase in the treasury portfolio in 2024. The trading portfolio and related derivatives recorded fair value gains of UA 60.26 million in 2024, resulting in total treasury investment income of UA 239.22 million, an increase of UA 40.59 million compared with UA 198.62 million in 2023.

Administrative expenses are shared between the three Bank Group entities—ADB, ADF, and NTF—based on a predetermined cost-sharing formula driven primarily by the staff time spent on each individual entity's work program deliverables. In 2024, the Fund's share of the total shareable administrative expenses of the Bank Group decreased marginally to 51.28 percent, compared with 51.48 percent for 2023. Notwithstanding the decrease in proportionate terms, the Fund's administrative expenses for the year ended 31 December 2024 increased by UA 83.82 million (48.64 percent) to UA 256.15 million compared with UA 172.33 million for the year ended December 2023. The administrative expense amount was lower in 2023 due to the inclusion of an exceptional actuarial gain of



FIGURE 1.8 Operating Results, 2020−2024
(UA millions)

UA 100.46 million, resulting from the increase in the retirement age and is therefore not comparable with 2024.

According to the Fund's non-accrual policy, service charges on loans made to or guaranteed by borrowers are excluded from loan income if principal installments or service charges on any such loans are in arrears for six months or more until such time that payment is received. As a result of this policy, UA 0.28 million of non-accrued loan income was excluded from 2024 income (31 December 2023: UA 0.28 million). Only one borrower (Zimbabwe) was in non-accrual status at 31 December 2024.

Impact of Debt Relief

The Fund continues to cancel qualifying debts under the Multilateral Debt Relief Initiative (MDRI) for countries that reach the HIPC completion point. The Fund is compensated by donors for debt cancelled through additional grant contributions. A summary of the cumulative loan cancellations made under the MDRI and HIPC initiatives

TABLE 1.5 Effect of MDRI and Increased Share of Grants on ADF's Operating Results
(UA millions)

Year ended 31 December:	2024	2023	2022	2021	2020
Surplus/(deficit) for the year	58.21	115.27	(29.47)	(67.87)	(49.59)
Grant income forgone	62.65	60.92	59.17	57.94	54.78
MDRI income forgone	43.12	43.12	43.12	43.12	43.12
Surplus after adjustment for the impact of MDRI & grants	163.98	219.31	72.82	33.19	48.31

since inception is presented in Note F to these Special Purpose Financial Statements. The effects of the MDRI and the higher share of grant contributions on the Fund's operating results is presented in Table 1.5. As shown in the table the income realized in any reporting period enhances the overall impact of MDRI and Grant compensation on the Fund's reported adjusted surplus for the particular year.

Borrowing Portfolio

As at 31 December 2024, the borrowing portfolio closed at UA 1,387.00 million, an increase of UA 212.13 million (18.06 percent) from the UA 1,174.87 million as at 31 December 2023. The increase in the outstanding borrowings is attributable to additional concessional loan draw down during the year. As at 31 December 2024, an estimated 70.19 percent (UA 973.48 million) of the Fund's borrowings are in JPY, while 29.81 percent (UA 413.52 million) are made up of CNY, EUR and USD.

Interest charges on borrowings for the year ended 31 December 2024 increased to UA 5.52 million from UA 5.40 million reported in December 2023 due to higher concessional donor loans as at year end. Furthermore, a fair value loss of UA 32.35 million was recorded on the cross-currency swap transaction executed on the Japanese yen.

The Fund's borrowings are long dated, held, and measured at amortized cost, with a grant element recorded in equity and amortized over the life of the related concessional donor borrowing.

Treasury Investments and Subscriptions

As at 31 December 2024, treasury investments closed at UA 5,145.75 million, an increase of UA 632.62 million (14.02 percent) over the UA 4,513.13 million as at 31 December 2023. This increase was mainly due to the reinvestment of receipts from ADF-16 donor subscriptions, cash balances, and the encashment of demand obligations during the year.

The treasury investment portfolio consists of liquid assets held at fair value through profit or loss (FVTPL) and at amortized cost. The carrying value of treasury investments held at FVTPL as at 31 December 2024 increased by UA 598.75 million (15.67 percent) to UA 4,418.69 million from UA 3,819.94 million as at 31 December 2023, while those held at amortized cost increased by UA 33.86 million (4.88 percent) to UA 727.06 million from UA 693.20 million as of 31 December 2023.

Total subscriptions and contributions paid as at 31 December 2024 increased to UA 37,099.47 million, an increase of UA 1,300.52 million (3.63 percent) from UA 35,798.95 million as at 31 December 2023.

Reserves

As at 31 December 2024, the deficit in reserves decreased by UA 58.21 million (13.81 percent) to UA 660.96 million from UA 719.17 million as at 31 December 2023, resulting from the surplus of UA 58.21 million reported for the year ended 31 December 2024.

Cumulative Currency Translation Adjustment (CCTA) improved to a loss of UA 141.11 million, a decrease of UA 88.63 million (38.58 percent) from the loss of UA 229.74 million as at 31 December 2023. This reflects the favorable movements in translation rates for USD against the UA in the year.

Performance Management and Monitoring

As with the African Development Bank (the Bank), management monitors performance measures and indicators that reflect the critical success factors in the ADF's business. To the extent that the ADF extends grants in addition to lending at highly concessional rates, the conventional profitability and financial ratios are not deemed to be an appropriate means of determining its effectiveness in delivering development resources to its Regional Member Countries.

African Development Fund

Special Purpose Financial Statements
For the year ended 31 December 2024

Statement of Net Development Resources   154

Statement of Income and Expenses and Other Changes in Development Resources   155

Statement of Comprehensive Income   156

Statement of Cash Flows   157

Notes to the Special Purpose Financial Statements   158

Independent Auditor's Report   190

STATEMENT OF NET DEVELOPMENT RESOURCES
FOR THE YEARS ENDED 31 DECEMBER 2024 AND 31 DECEMBER 2023

(UA thousands—Note B)

		2024	2023
DEVELOPMENT RESOURCES			
DUE FROM BANKS		961,180	675,114
TREASURY INVESTMENTS (Note D)			
Treasury investments mandatorily at fair value	4,418,690		3,819,936
Treasury investments at amortized cost	727,058		693,198
Total treasury investments		5,145,748	4,513,134
DERIVATIVE ASSETS		533,303	381,143
DEMAND OBLIGATIONS (Note E)		1,929,119	2,062,224
RECEIVABLES			
Accrued income on loans and investments	83,728		65,567
Other receivables	81,432		43,804
		165,160	109,371
DERIVATIVE LIABILITIES		(510,068)	(369,099)
OTHER LIABILITIES		(90,786)	(33,507)
BORROWINGS (Note J)		(1,387,001)	(1,174,867)
NET DEVELOPMENT RESOURCES		**6,746,655**	**6,163,513**
FUNDING OF DEVELOPMENT RESOURCES			
SUBSCRIPTIONS AND CONTRIBUTIONS (Notes G & O)			
Amount subscribed including contributions through accelerated encashment of subscriptions	37,958,267		37,354,180
Less: Portion of accelerated encashment not yet effected	(59,703)		(59,703)
	37,898,564		37,294,477
Less: Installments not yet payable	(2,054,349)		(2,752,266)
	35,844,215		34,542,211
Less: Installments due	(7,018)		(7,018)
	35,837,197		34,535,193
Contributions paid on Multilateral Debt Relief Initiative	2,068,094		1,930,663
	37,905,291		36,465,856
Less: Unamortized discounts on subscriptions and contributions (Note B)	(40,141)		(35,265)
Less: Unamortized grant element on borrowings (Notes B & J)	(371,512)		(236,669)
	37,493,638		36,193,922
Cumulative exchange adjustment on subscriptions and contributions (Note B)	(394,165)		(394,971)
Total subscriptions and contributions		37,099,473	35,798,951
Contributions to Climate Action Window		76,899	45,393
OTHER RESOURCES (Note H)		960,961	890,961
RESERVES (Note I)		(660,963)	(719,170)
CUMULATIVE CURRENCY TRANSLATION ADJUSTMENT (Note B)		(141,113)	(229,739)
		37,335,257	35,786,396
ALLOCATION OF DEVELOPMENT RESOURCES			
GRANTS AND TECHNICAL ASSISTANCE ACTIVITIES (Note F)		(10,072,070)	(9,546,031)
HIPC GRANTS DISBURSED (Note F)		(184,000)	(184,000)
NET DEBT RELIEF (Note F)		(4,955,072)	(4,955,072)
LOANS DISBURSED AND OUTSTANDING (Note F)		(15,377,460)	(14,937,780)
NET DEVELOPMENT RESOURCES		**6,746,655**	**6,163,513**

The accompanying notes to the special purpose financial statements form part of this statement.

**STATEMENT OF INCOME AND EXPENSES AND OTHER CHANGES IN DEVELOPMENT RESOURCES
FOR THE YEARS ENDED 31 DECEMBER 2024 AND 31 DECEMBER 2023**

(UA thousands—Note B)

	2024	2023
INCOME		
Service charges on loans	121,888	117,221
Commitment charges on loans	18,825	16,979
Total income on loans	140,713	134,200
Interest income from treasury investments	178,953	136,687
Fair value gains on treasury trading portfolio and related derivatives	60,264	61,935
Total income on treasury investments	239,217	198,622
Total income on loans and treasury investments	379,930	332,822
EXPENSES		
Fair value losses from derivatives on concessional donor borrowing	(32,348)	(16,695)
(Losses)/Gains on exchange	(2,869)	4,770
Interest charges on borrowings	(5,524)	(5,399)
Other interest cost and Bank charges	(4,873)	(6,486)
Discount on accelerated encashment of participants' demand obligations	(11,114)	(13,191)
Grant element on concessional loans	(8,844)	(8,225)
Administrative expenses (Note M)	(256,151)	(172,325)
Total expenses	**(321,723)**	**(217,551)**
SURPLUS FOR THE YEAR	**58,207**	**115,271**
CHANGE IN DEVELOPMENT RESOURCES FUNDING		
Increase in paid-up subscriptions	1,302,005	1,271,239
Contributions received on account of Multilateral Debt Relief Initiative	137,431	233,670
Increase in other resources	70,000	35,000
Contributions received on account of Climate Action Window	31,507	45,393
Changes in accumulated exchange adjustment on subscriptions and contributions	806	(41,027)
Changes in unamortized discounts on subscriptions and contributions	(4,876)	8,568
Changes in unamortized grant element on concessional loans	(134,843)	(15,172)
Changes in accumulated translation adjustment	88,626	48,697
	1,490,656	**1,586,368**
CHANGE IN DEVELOPMENT RESOURCES ALLOCATION		
Disbursement of grants	(526,038)	(540,180)
Disbursement of loans	(570,879)	(577,907)
Repayment of loans	251,687	216,262
Translation adjustment on loans	(120,491)	(39,759)
	(965,721)	**(941,584)**
Change in Net Development Resources	583,142	760,055
Net Development Resources at the beginning of the year	6,163,513	5,403,458
NET DEVELOPMENT RESOURCES AT THE END OF THE YEAR	**6,746,655**	**6,163,513**

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2024 AND 31 DECEMBER 2023

(UA thousands – Note B)

	2024	2023
SURPLUS FOR THE YEAR	58,207	115,271
OTHER COMPREHENSIVE INCOME		
Currency translation gains	88,626	48,697
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**146,833**	**163,968**

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2024 AND 31 DECEMBER 2023

(UA thousands – Note B)

	2024	2023
CASH FLOWS FROM:		
OPERATING ACTIVITIES		
Surplus for the year	58,207	115,271
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on treasury investments and derivatives	(49,205)	(33,874)
Unrealized loss on borrowing related derivatives	32,348	16,695
Discount on accelerated encashment of participants' demand obligations	11,114	13,191
Grant element on concessional loans	8,844	8,225
Changes in accrued income on loans and investments	(18,160)	(14,740)
Changes in net derivatives	(63,188)	(10,391)
Changes in net current assets	25,674	(136,758)
Net cash generated from/(used in) operating activities	5,634	(42,381)
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES		
Disbursement of grants	(526,038)	(540,180)
Disbursement of loans	(570,879)	(577,907)
Repayment of loans	251,687	216,262
Investments maturing after 3 months of acquisition:		
Treasury investments, mandatorily at fair value	(1,144,253)	(923,936)
Treasury investments at amortized cost	(25,500)	(29,209)
Net cash used in investment, lending and development activities	(2,014,983)	(1,854,970)
FINANCING ACTIVITIES		
Subscriptions and contributions received in cash	706,122	762,197
Participants' demand obligations encashed	681,688	692,882
Borrowings	282,644	71,930
Increase in other resources	70,000	35,000
Net cash provided by financing activities	1,740,454	1,562,009
Net decrease in cash and cash equivalents	(268,895)	(335,342)
Effect of exchange rate changes on cash and cash equivalents	(39,743)	(18,102)
Cash and cash equivalents at the beginning of the year	1,662,509	2,015,953
Cash and cash equivalents at the end of the year	**1,353,871**	**1,662,509**
COMPOSED OF:		
Cash	961,180	675,114
Investments maturing within 3 months of acquisition:		
Treasury investments, mandatorily at fair value	392,691	987,395
Cash and cash equivalents at the end of the year	**1,353,871**	**1,662,509**
SUPPLEMENTARY DISCLOSURE:		
Movements resulting from exchange rate fluctuations on:		
Loans	120,491	39,759
Subscriptions and contributions	806	(41,027)

The accompanying notes to the special purpose financial statements form part of this statement.

NOTES TO THE SPECIAL PURPOSE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2024

NOTE A – PURPOSE, ORGANIZATION AND RESOURCES

Purpose and Organization

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the African Development Bank (AfDB or the Bank) in contributing to the economic and social development of the Bank's regional members, promote cooperation and increased international trade, particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

By resolution, F/BG/2010/3 of May 2010, the Board of Governors increased the membership of the Board of Directors of ADF from twelve (12) to fourteen (14), made up of seven (7) members selected by the Bank and seven (7) members selected by State Participants. The Board of Directors reports to the Board of Governors, which is made up of representatives of the State Participants and the AfDB. The AfDB exercises 50 percent of the voting powers in the ADF, and the President of the Bank is the ex-officio President of the Fund.

The AfDB, the ADF and the Nigeria Trust Fund (NTF), which is a special fund administered by the AfDB, are collectively operating as the Bank Group. The principal purpose of the AfDB is to promote economic and social development in its Regional Member Countries (RMCs). The AfDB finances development projects and programs in its regional member states. The AfDB also participates in the selection, study and preparation of projects contributing to the development of its member countries and, where necessary, provides technical assistance. The NTF was established under an agreement between the Bank and the Federal Republic of Nigeria to further support the development efforts of AfDB Regional Member Countries, particularly the lesser-developed countries. The assets and liabilities of the AfDB and of the NTF are separate and independent of those of the ADF. Furthermore, the ADF is not liable for their respective obligations. Transactions with these affiliates, where there are any, are disclosed in the notes as appropriate.

Financial Resources

The resources of the Fund consist primarily of subscriptions by the Bank, and subscriptions and contributions made by State Participants and Donors, as well as other resources received by the Fund and resources derived from operations or otherwise accruing to the Fund. The initial resources of the Fund consisted of subscriptions by the Bank and the original State Participants to the Agreement Establishing the Fund (the Agreement). Thereafter, the resources have been replenished through Special and General increases of subscriptions and contributions, supplemented by concessional borrowings from Donors.

To expand ADF's resources, a decision was made by the Board of Governors in 2023, allowing the Fund to access additional funding from the capital markets.

This new development will necessitate a change in the Fund's financial reporting framework, from the current Special Purpose framework to the International Financial Reporting Standards (IFRS). The transition to IFRS is expected to happen before the Fund commences borrowing in the capital markets, which is expected to begin under the ADF-17 cycle (2026–2028).

NOTE B – BASIS OF PREPARATION

Due to its nature and organization, the Fund presents its financial statements on a special purpose basis. The Special Purpose Financial Statements are prepared for the specific purpose of reflecting the Net Development Resources of the Fund and are not intended to be prepared in accordance with International Financial Reporting Standards. Net development resources represent resources available to fund loan and grant commitments and comprise primarily cash, marketable investments and demand obligations of State

Participants. These special purpose financial statements have been prepared to comply with Article 35(1) of the Agreement establishing the Fund, which requires that the Fund circulates, at appropriate intervals, a summary of its financial position and an income and expenditure statement showing the results of its operations.

Summary of Material Accounting Policy Information

The material accounting policy information used in the preparation of the Fund's Special Purpose Financial Statements is similar to that used at the end of last year. These accounting policies are as follows:

Monetary Basis of the Special Purpose Financial Statements

The special purpose financial statements are expressed in Units of Account (UA). Article 1 of the Agreement defined a Unit of Account as having a value of 0.81851265 grams of fine gold.

On 1 April 1978, when the second amendment to the Articles of the Agreement of the International Monetary Fund (IMF) came into effect, gold was abolished as a common denominator of the international monetary system. Computations relating to the currencies of IMF members were thereafter made on the basis of the Special Drawing Right (SDR) for purposes of applying the provisions of the Articles of the IMF. The Fund's UA was therefore reset based on its relationship to the SDR at the time of the establishment of the Fund. This was 1 UA equal to SDR 0.921052.

Subsequently, on 16 November 1992, the Board of Governors decided by Resolution F/BG/92/10 to redefine the Fund's Unit of Account to be equivalent to the UA of the AfDB, which is defined as equivalent to the SDR of the IMF. In compliance with this Resolution, the Board of Directors, on 22 June 1993, adopted 1 January 1993, as the date for the entry into effect of the Resolution, and the Fund's UA has since then been defined as equal to the Bank's UA.

The IMF formally approved the inclusion of the Chinese Yuan Renminbi (CNY) in the IMF's Special Drawing Rights (SDR) Basket with effect from 1 October 2016 and with a weight of 10.92 percent. In line with Fund policy Management approved the execution of currency exchange transactions to align, to the extent possible, the net assets composition of the Fund to the SDR.

The Fund conducts its operations in the currencies of its State Participants. Income and expenses are converted into UA at the rate prevailing on the date of each transaction. Assets and liabilities are translated into UA at rates prevailing at the date of the Statement of Net Development Resources. Translation differences are debited or credited to the Cumulative Currency Translation Adjustment. Translation gains and losses on subscriptions received are credited or debited to the Cumulative Exchange Adjustment on Subscriptions and contributions. Where currencies are converted into any other currency, the resulting gains or losses are included in income.

The rates used for translating currencies into UA at 31 December 2024 and 31 December 2023 are as follows.

Rates used for translating currencies into Units of Account as at 31 December 2024 and 31 December 2023

		2024	2023
Currency		**1 Unit of Account equals**	
AOA	Angolan Kwanza	1,189.36656	1,111.976096
ARS	Argentinian Peso	1,346.51423	1,084.713362
BRL	Brazilian Real	8.03426	6.524260
CAD	Canadian Dollar	1.87535	1.779330
CNY	Chinese Renminbi Yuan	9.51910	9.587270
DKK	Danish Kroner	9.35962	9.077790
EUR	Euro	1.25482	1.217530
INR	Indian Rupee	110.94400	111.491000
JPY	Japanese Yen	204.29300	190.454000
KRW	Korean Won	1,891.39000	1,749.800000
KWD	Kuwaiti Dinar	0.40161	0.411630
NOK	Norwegian Krone	14.81560	13.722100
GBP	Pound Sterling	1.03952	1.053810
SAR	Saudi Arabian Riyal	4.89390	5.020740
ZAR	South African Rand	23.97700	24.717700
SEK	Swedish Krona	14.41040	13.460500
CHF	Swiss Franc	1.16929	1.145260
TRY	Turkish Lira	46.09660	39.617100
USD	United States Dollar	1.30413	1.341670

No representation is made that any currency held by the Fund can be or could be converted into any other currency at the cross-rates resulting from the currencies indicated above.

Participants' Subscriptions and Contributions

Subscriptions committed by State Participants for each replenishment are recorded in full as subscriptions receivable from participants upon submission of an instrument of subscription by the participants. A replenishment becomes effective when the ADF receives instruments of subscription from participants for a portion of the intended replenishment level as specified in the replenishment resolution. The portion of subscribed amounts for which payments are not yet due from State Participants are recorded as installments on subscriptions not yet payable and are not included in the net development resources of the Fund. The subscriptions not yet payable become due throughout the replenishment period (generally three years) in accordance with an agreed payment schedule. The actual payment of subscriptions when they become due from certain participants is conditional upon the respective participant's budgetary appropriation process.

The subscriptions receivables are settled through payment of cash or deposit of non-negotiable, non-interest-bearing demand notes. The notes are encashed by the Fund as provided in an encashment program agreed to at the time of the replenishment.

Starting with the ADF-9 replenishment, participants were given the option of an early payment of cash in an amount equivalent to the net present value of their entire subscriptions and contributions. Upon receipt of such cash payments, participants are credited with the full-face value of their entire subscriptions, and in agreement with the Fund, such cash amounts received are invested and the income generated thereon is retained by the Fund. A discount, calculated as the difference between the face value of the subscriptions and the cash amount received, is initially recorded to represent the interest expected to be earned on the cash received from State Participants who opted for the accelerated encashment program. Such discount is amortized over the projected encashment period, to recognize the effective contributions to equity by the relevant participant over and above the initial cash advanced.

By resolutions, F/BG/2006/12 of 18 May 2006 and F/BG/2006/13 of 31 August 2006, the Board of Governors of the Fund authorized the Board of Directors to approve the participation of the ADF in the Multilateral Debt Relief Initiative (MDRI) and in that regard, the Board of Governors also authorized an increase in the resources of the ADF to provide full and timely compensation for the debt cancellation under the MDRI subject to the attainment of the following effectiveness thresholds:

1) Receipt of Instruments of Commitment from donors covering an aggregate amount equivalent to at least 70 percent of the total cost of debt relief for the first group of 14 post-completion point Heavily Indebted Poor Countries (HIPCs); and

2) Receipt of unqualified Instruments of Commitments from donors for an amount not less than the equivalent of at least 75 percent of the total cost of debt relief incurred during the remainder of the ADF-10 period.

Upon satisfaction of the above two thresholds, the Board of Directors of the Fund approved the effectiveness of the MDRI with effect from 1 September 2006. To ensure full compensation for forgone reflows as a result of the upfront debt cancellation, the ADF governing bodies endorsed Management's proposal for a compensation scheme over the 50-year period of the Initiative. Donors will contribute additional resources to ADF, equivalent to the forgone debt service (service charges and principal) for each replenishment period, by submitting pledges over the life of the initiative. The compensatory financing arrangements will take the form of a general increase in the contribution of State Participants pursuant to Article 7 of the Agreement Establishing ADF. The contributions received from State Participants under the compensatory financing arrangements shall not be counted as part of the burden share for the replenishment period in which such resources are received but shall carry voting rights in the same manner as normal subscriptions.

Such contributions are separately disclosed within the total of subscriptions and contributions in the Statement of Net Development Resources.

Maintenance of Value of Currency Holdings

Prior to the second general replenishment, subscriptions were denominated in UA and were subject to Article 13 of the Agreement, which provided that, whenever the par value in the IMF of the currency of a State Participant is reduced in terms of the UA or its foreign exchange value has, in the opinion of the Fund, depreciated to a significant extent within that participant's territory, that participant shall pay to the Fund within a reasonable time an amount of its currency required to maintain the value, as of the time of subscription, of the amount of such currency paid into the Fund by that participant and which has not been disbursed or exchanged for another currency.

Conversely, if the currency of a State Participant has increased in par value or appreciated in its foreign exchange value within that participant's territory, the Fund shall return to that participant an amount of such currency equal to the increase in the value of the Fund's holding of that currency which was received by it in payment of subscriptions, to the extent that these amounts have not been disbursed or exchanged for another currency.

In accordance with Board of Governors' successive resolutions governing the second through to the sixteenth general replenishment of the Fund, which stipulated that Article 13 shall not apply to these general replenishments, subscribers to these replenishments fixed the amount of their subscriptions payable in national currencies in terms of agreed parities ruling at the date these replenishments came into force. Gains or losses arising on translating these subscriptions, when received, into UA are applied against subscriptions, with the offsetting debits or credits recorded as Cumulative Exchange Adjustment on Subscriptions.

Revenue Recognition

Interest income is recognized in the income statement as it accrues, using the effective interest rate for the time such an instrument is invested and held by the Fund. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. The Fund recognizes interest income on its current account balances with banks and treasury investments (bonds and money market).

Commitment fees are accrued for loan facilities in line with the contract.

Fair value gains or losses are recognized on treasury investments classified as measured at fair value through profit or loss (FVTPL). All fair value gains or losses are recognized in the statement of income and expenses.

Financial Assets

The Fund's financial assets are classified into the following categories: financial assets at amortized cost and financial assets at fair value through profit or loss (FVTPL). These classifications are determined based on the Fund's business model and the solely payment of principal and interest characteristics of the contractual cash flows. In accordance with the Fund's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized Cost

A financial asset is classified at amortized cost only if the asset meets the objective of the Fund's business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in financial assets are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified at fair value through profit or loss.

Financial assets at amortized cost include mainly demand obligations and accrued income on loans and receivables and certain investments that meet the criteria of financial assets at amortized cost.

Demand obligations are non-negotiable, non-interest-bearing notes payable on demand deposited for subscription payment.

Purchases and sales of financial assets are recognized on a trade date basis, which is the date the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers.

Cash and cash equivalents include amounts due from banks, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to an insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

ii) Financial Assets at Fair Value through Profit or Loss

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives on financial instruments are also measured and categorized at FVTPL, and the gains and losses are recognized in the income statement.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Fund has transferred substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of the consideration received (including any new asset obtained less any new liability assumed) is recognized in the income statement.

Financial Liabilities

Financial liabilities include accounts payable and are subsequently measured at amortized cost. Financial liabilities are derecognized upon discharge, cancellation or expiration.

Derivatives

The Fund uses foreign exchange futures and currency swaps to mitigate its exposure to potential loss due to adverse movements in market foreign exchange and interest rates respectively. The Fund's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its Net Development Resources and outstanding loans, with the currency basket of the SDR (the Unit of Account). In keeping with the Fund's currency risk management policy, the Fund uses a combination of spot currency exchange transactions, foreign exchange forwards and currency swaps to realign any misalignment.

All foreign exchange futures and currency swap transactions are measured and classified at fair value, with all realized and unrealized gains or losses recognized in the statement of income and expenses.

Impairment of Financial Assets

The Fund assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets included in its Net Development Resources is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Fund determines that there is objective evidence that an impairment loss has been incurred on its receivable or treasury investments held at amortized cost (described in prior years as held to maturity investment), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset's original effective interest rate. The estimated impairment loss may arise from delays that may be experienced in receiving amounts due, and the impairment calculations reflect management's best estimate of the effect of such delays.

The impairment loss is reported as a reduction to the carrying amount of the asset through the use of an allowance account and recognized in the statement of income and expenses. If a treasury investment at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Loans are not included in Net Development Resources and are therefore not subject to impairment.

Fair Value Disclosure

The fair values of quoted financial assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets, the Fund establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realizable in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Fund in estimating the fair values of financial instruments are as follows:

Investments: Fair values for investment securities are based on quoted market prices, where available, using the bid prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. For government and agency obligations with final maturities longer than 1 year, the Fund may only invest in obligations with counterparties having a minimum credit rating of AA-, issued or unconditionally guaranteed by governments of member countries of the Bank or other official entities. For asset-backed securities, the Fund may only invest in securities with an AAA credit rating. Money market instruments include time deposits, certificates of deposit and other obligations with a maturity period of less than 1 year, issued or unconditionally guaranteed by banks and other financial institutions with a minimum rating of A.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Fund also uses valuation tools based on industry-standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Fund's financial instruments are subject to both internal and periodic external reviews.

Borrowings: Borrowings are carried at amortized cost. These borrowings are concessional, unsecured and unsubordinated. The Fund retains the option to prepay, in part or in whole, the outstanding amounts without penalty. The providers of the concessional loans are allocated voting rights based on the cash paid, computed as the derived grant element of the loan that is a function of an agreed discount rate. The grant element is recorded as equity.

Economic Outlook

In 2025, global economic growth is projected to stabilize due to declining inflation levels and policy rates easing by monetary authorities, and the attendant increase in economic activities. However, growth is expected to remain slow and weak to sustain economic development, due to years of multiple shocks that have particularly affected the most vulnerable countries and widened income disparity between the advanced and developing countries.

In its latest *Global Economic Prospects* report of January 2025, the World Bank forecasts a global growth rate of 2.7 percent for 2025 and 2026, on the back of the relative return of inflation to target, ease in monetary rates and financial conditions, and modestly better trade and economic context. The World Bank however noted the substantial policy uncertainty and downside risks and other headwinds that may weaken global rate than projected. The World Bank therefore advised global authorities to put in place policy actions to drive long-term development.

The Bank Group's latest *Macroeconomic Performance and Outlook report (MEO 2025), released in February 2025,* projected the average real GDP growth rate for Africa at 4.1 percent and 4.4 percent respectively for

2025 and 2026 from 3.2 percent estimate in 2024. This favourable growth forecast was based on the results of policy reforms in many African countries, aimed at improving sectoral productivity, quality and competitiveness (e.g. agriculture and manufacturing), and enhancing sustainable fiscal and debt positions. The report also projected that a reduction in the continent's average inflation rate from 18.6 percent in 2024 would steady at 12.6 percent in 2025 and 2026, due to tighter monetary policies and action. The MEO 2025 further indicated that Africa's economic performance is showing signs of improvement but remains vulnerable to global shocks and government policy actions are required for sustainable and inclusive growth.

Therefore, for growth to be inclusive in 2025, global and national authorities must pursue sound policy reforms to address fiscal imbalances and debt overhang, price instability and low production, geopolitical tension and climate change mitigation and adaption actions.

From a financial reporting perspective, the known and estimable effects of the global economic events have been captured in the Fund's financial statements for the year ended 31 December 2024. The Fund reported a surplus of UA 58.21 million compared with UA 115.27 million in 2023, representing a 49.50 percent year-on-year decline.

As global monetary authorities continue to ease policy rates due to disinflation, interest income on treasury investments is expected to trend downward in the near term. For 31 December 2024, however, total interest income from treasury investments continued its upward trend, increasing by 30.92 percent year-on-year to UA 178.95 million.

As relative market volatility continues, fair value changes on borrowing related derivatives increased by 93.71 percent year-on-year to losses of UA 32.35 million in December 2024 compared with a loss of UA 16.70 million in 2023. Similarly, the net realized and unrealized fair value gains from trading treasury investments decreased by 2.70 percent year-on-year to UA 60.26 million in December 2024.

Accordingly, the Fund will continue to monitor and take appropriate actions to manage its business and financial risks, apply risk management actions on its exposures, and report the effects of the evolution of geopolitical tensions and market conditions in its financial statements as they become known and estimable.

Change in Presentation and Comparatives

In some cases, the Fund may, in the current year, change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted to reflect the new presentation where it is practicable.

NOTE C – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Fund seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Fund is willing to assume to achieve its development mandate is limited by its commitment capacity. The Fund's overall risk management strategy is to minimize the exposure of its replenishment resources (the Commitment Capacity) to the risk of over-commitment and also to protect its Net Development Resources from currency translation losses that could negatively affect the Fund's long-term capacity to meet its development needs.

The policies, processes and procedures which the Fund uses to manage its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Fund's Board of Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Fund's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Fund manages its core and non-core risks are governed by the General Authority on Asset Liability Management (the ALM Authority) approved by the Board of Directors of the Fund.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Fund's liquid assets and liabilities within defined parameters.

The ALM Authority sets out the guiding principles for managing the Fund's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Fund's entire array of ALM activities.

Under the umbrella of the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO).

The ALCO, chaired by the Vice President for Finance, is the oversight and control organ of the Fund's finance and treasury risk management activities. The ALCO meets regularly to perform its oversight role. ALCO is supported by several standing working groups that report on specific issues including interest rate risk, currency risk, financial projections, and financial products and services. In June 2012, the Bank Group also created the Credit Risk Committee (CRC), to ensure effective implementation of the Fund's credit policies and oversee all credit risk issues related to loan operations.

Day-to-day operational responsibility for implementing the Fund's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-today compliance with those policies and guidelines.

Treasury Investments

The Fund's treasury investment securities are invested in line with the financial asset classification criteria and classified either at amortized cost (i.e. non-derivative financial assets with fixed or determinable payments) or at FVTPL (i.e. trading assets and derivatives). This Fund aligns its investment strategy with the business model and cash flow requirements, in order to manage returns and liquidity over time.

Similarly, the proceeds from accelerated encashment of notes are invested and classified either at amortized cost or FVTPL, to meet the primary objective of the investments, which is to manage re-investment risk and recoup the discount granted to State Participants on the accelerated encashment program.

Loans

The Fund provides concessional funding for development purposes to the least developed countries in Africa. Country eligibility is determined by assessing gross national income per capita, creditworthiness and performance. Annual Debt Sustainability Analysis is used to determine the risk of debt distress of each beneficiary country and set appropriate financing terms. The following categories of countries are eligible for ADF loans:

- **Category A:** Countries that are not deemed creditworthy for non-concessional financing and whose income levels are below the operational cut-off.

- **Category A (Gap Countries):** Countries that are not deemed creditworthy for non-concessional financing but whose income levels are above the operational cut-off. These have access to ADF funds with modified financing terms at par with those of blend countries.

- **Category B:** Countries that are deemed creditworthy for non-concessional financing but whose income levels are below the operational cut-off (blend countries). These have access to a blend of AfDB and ADF resources.

Graduating countries are those that are graduating from the category of ADF borrowing countries to the category of AfDB borrowing countries. The applicable graduating policies are determined for each new ADF replenishment.

Disbursed and outstanding loans are reported at amortized cost and not included in Net Development Resources in the Special Purpose Financial Statements, rather they are presented as an allocation of development resources. Accordingly, no provision for possible loan losses is required.

Loan income arising from interest, service and commitment charges is recognized on an accrual basis. The Fund manages income recovery risk by placing all loans to a borrower country in non-accrual status if the principal installments, interest or service charges on any of the loans to such member country are overdue by six months or more, unless the Fund's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by six months, if the facts and circumstances, including consideration of events occurring subsequent to the balance sheet date, warrant such action. On the date a borrower's loans are placed in non-accrual status, unpaid interests and charges that had previously been accrued on loans to the borrower are deducted from income on loans for that period. Interests and charges on loans in non-accrual status are included in income only to the extent that payment of such charges has been received by the Fund.

Partial Risk Guarantee

The Fund's Partial Risk Guarantee (PRG) program provides guarantees to cover private sector projects against a government or government-owned entity's failure to meet its specified contractual obligations to the project. The PRGs cover projects against well-defined political risks related to the failure of a government or government-related entity to honor certain specified commitments such as political force majeure, currency inconvertibility and non-transferability, confiscation, expropriation, nationalization and deprivation, regulatory risks and various forms of breach of contract including non-honoring of financial obligations.

Under the PRG framework, the Fund executes the payment obligations if the government (or its entity whose obligations are covered) defaults and the guarantee is called. Any amount paid by the Fund under the guarantee is immediately (or as otherwise decided by the Fund) due from the host government under the counter-indemnity agreement signed between the Fund and the host government.

Partial Credit Guarantee

The Partial Credit Guarantee (PCG) is another credit enhancement instrument provided by the Fund. Like the PRG, it is a risk mitigation instrument designed to better leverage resources by crowding-in private capital.

Serving as a partial guarantee towards debt service obligations, PCGs help to (i) extend debt maturities; (ii) improve access to capital markets for public sector investment projects, especially in infrastructure; (iii) reduce effective borrowing costs; (iv) support mobilization of long-term resources from international and domestic capital markets; and (v) support sovereign mobilization of commercial financing for policy or sectoral reforms.

Grants

In addition to loans, the Fund is authorized to provide development financing in the form of grants. Prior to the ninth replenishment of the resources of the Fund, grant funds were granted for technical assistance activities only. In effect beginning with the ninth replenishment, grants may be used for technical assistance as well as project financing. Grants, like loans, represent allocations of development resources and are accordingly treated as such in the Statement of Net Development Resources of the Fund.

Heavily Indebted Poor Countries (HIPC Debt Initiative)

The Fund participates in a multilateral debt relief initiative for addressing the debt problems of countries identified as HIPCs to help ensure that their reform efforts are not compromised by unsustainable external debt burdens. Under this initiative, creditors provide debt relief for those countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. As a part of this process, the HIPC Debt Initiative Trust Fund, (the Trust Fund) constituted by funds from donors, including the Bank Group, was established to help beneficiaries reduce their overall debt, including debts owed to the Fund.

Under the original framework of the debt relief initiative, upon signature of a HIPC Debt Relief Agreement by the Fund, the beneficiary country and the Trust Fund, loans or repayment installments identified for sale to the Trust Fund are written down to their estimated net present value. On the settlement date, the estimated write-down is adjusted to reflect the actual difference between the cash received and the carrying value of the loans sold.

Under the enhanced HIPC framework, the implementation mechanism comprises a partial payment of ADF debt service as it falls due with funds received from the Trust Fund.

Multilateral Debt Relief Initiative (MDRI)

Under the MDRI, loans due from eligible HIPCs are canceled when the countries attain the completion point under the HIPC framework. The Fund is expected to be fully compensated for loans canceled under MDRI by additional contributions to be made by donors over the previously scheduled repayment periods of the canceled loans. When MDRI becomes effective for a country, certain amounts previously disbursed to that country as loans are no longer repayable by the country and effectively take on the character of grants made by the Fund. Accordingly, loans canceled under the MDRI are included in "Net Debt Relief" and reported in the Statement of Net Development Resources as allocation of development resources, with a corresponding offset to loans outstanding.

Risk Management

The following sections describe in detail the manner how individual sources of risk are managed by the Fund.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations to the Fund. It is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Fund arising essentially from its lending and treasury operations.

The Fund's credit risk arises from two principal sources: (i) sovereign credit risk arising from lending to its qualifying RMCs and (ii) counterparty credit risk on its portfolio of treasury investments and derivative transactions.

Sovereign Credit Risk

The Fund provides concessional loans in order to fund economic and social development of its member countries which generally have a lower credit quality than AfDB borrowers. Although loans are included in the financial statements as resources already allocated for development and therefore not included in the Net Development Resources, the Fund still manages sovereign credit risks to ensure equitable allocation of resources to eligible beneficiaries and ensure that expected reflows from loan repayments are properly monitored and managed. Country eligibility for loans is determined by assessing, among other things, gross national income per capita, creditworthiness and performance. The Fund uses the International Monetary Fund/World Bank Debt Sustainability Framework (DSF) for Low-Income Countries, to make performance-based allocation (PBA) of ADF resources among the many competing needs in the continent and to ensure the funds are directed to areas they will be used most effectively. The PBA process, which is reviewed regularly, is also used to determine the proportion of ADF resources allocated in the form of grants to each qualifying borrower. On the basis of the debt sustainability analysis, certain countries are allocated grants-only resources, while others may receive a combination of loan and grant resources or loan resources only.

Country Exposure

The Fund's exposures as at 31 December 2024 and 31 December 2023 from its lending activities are summarized below:

Summary of Loans as at 31 December 2024

(UA thousands)

Country	Number of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Outstanding balance	% of total outstanding loans
Angola	14	62,700	-	-	62,700	0.41
Benin	46	448,701	-	47,137	401,564	2.61
Botswana	12	25,768	-	-	25,768	0.17
Burkina Faso	45	568,179	10,000	119,325	438,854	2.85
Burundi	6	20,092	-	-	20,092	0.13
Cabo Verde	29	69,797	-	-	69,797	0.45
Cameroon	41	593,188	-	83,264	509,924	3.32
Central African Republic	2	3,598	-	-	3,598	0.02
Chad	17	95,628	-	12,510	83,118	0.54
Comoros	3	15,145	-	4,421	10,724	0.07
Republic of the Congo	4	50,011	-	12,489	37,522	0.24
Côte d'Ivoire	23	275,249	-	85,438	189,811	1.23
Democratic Republic of Congo	20	756,005	-	506,848	249,157	1.62
Djibouti	21	87,035	-	3,216	83,819	0.55
Egypt	16	78,155	-	-	78,155	0.51
Equatorial Guinea	11	14,149	-	-	14,149	0.09
Eritrea	8	65,515	-	4,501	61,014	0.40
Eswatini	8	18,139	-	-	18,139	0.12
Ethiopia	33	1,673,365	-	59,702	1,613,663	10.49
Gabon	1	736	-	-	736	0.01
Gambia	13	35,276	-	2,215	33,061	0.21
Ghana	48	972,978	-	77,471	895,507	5.82
Guinea	25	275,365	-	75,838	199,527	1.30
Guinea-Bissau	13	39,239	-	8,786	30,453	0.20
Kenya	71	2,001,033	-	270,763	1,730,270	11.25
Lesotho	42	134,419	-	21,532	112,887	0.73
Liberia	16	241,736	7,238	83,019	151,479	0.99
Madagascar	37	544,694	-	168,279	376,415	2.45
Malawi	34	367,403	-	28,120	339,283	2.21
Mali	51	625,531	-	98,367	527,164	3.43
Mauritania	23	100,639	-	29,367	71,272	0.46
Mauritius	2	848	-	-	848	0.01
Morocco	5	17,247	-	-	17,247	0.11
Mozambique	38	750,676	-	32,787	717,889	4.67
Namibia	2	7,443	-	-	7,443	0.05
Niger	37	548,647	-	220,501	328,146	2.13
Nigeria	34	840,781	-	81,016	759,765	4.94
Rwanda	35	779,384	-	137,441	641,943	4.17
São Tomé and Príncipe	7	15,086	-	875	14,211	0.09
Senegal	48	588,046	-	74,374	513,672	3.34
Seychelles	3	2,074	-	-	2,074	0.01
Sierra Leone	19	122,173	2,500	2,448	117,225	0.76
Somalia	16	12,551	-	896	11,655	0.08
South Sudan	1	8,943	-	-	8,943	0.06
Sudan+	12	59,239	-	-	59,239	0.39
Tanzania	65	2,417,643	-	413,159	2,004,484	13.04
Togo	11	60,881	-	22,657	38,224	0.25
Uganda	49	1,553,854	68,500	244,067	1,241,287	8.07
Zambia	31	454,823	-	48,522	406,301	2.64
Zimbabwe**	10	38,027	-	-	38,027	0.25
Multinational	17	826,293	520,880	296,200	9,213	0.06
Total	**1,175**	**19,364,127**	**609,118**	**3,377,551**	**15,377,460**	**100.00**

+ The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the current state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2024, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.
* Excludes fully repaid loans and canceled loans.
** Countries in non-accrual status as at 31 December 2024.
Slight differences may occur in totals due to rounding.

Summary of Loans as at 31 December 2023

(UA thousands)

Country	Number of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Outstanding balance	% of total outstanding loans
Angola	14	65,724	-	1,395	64,329	0.43
Benin	45	436,647	19,998	47,254	369,395	2.47
Botswana	12	28,033	-	-	28,033	0.19
Burkina Faso	43	597,080	14,000	143,952	439,128	2.94
Burundi	6	20,514	-	-	20,514	0.14
Cabo Verde	29	73,832	-	121	73,711	0.49
Cameroon	41	614,127	-	98,958	515,169	3.45
Central African Republic	2	3,719	-	-	3,719	0.02
Chad	17	100,211	4,993	7,517	87,701	0.59
Comoros	3	15,607	4,749	1,357	9,501	0.06
Republic of the Congo	4	52,327	-	14,527	37,800	0.25
Côte d'Ivoire	23	283,660	-	108,901	174,759	1.17
Democratic Republic of Congo	18	533,297	-	358,921	174,376	1.17
Djibouti	21	90,739	-	4,877	85,862	0.57
Egypt	16	84,192	-	-	84,192	0.56
Equatorial Guinea	11	15,372	-	-	15,372	0.10
Eritrea	8	67,850	-	5,719	62,131	0.42
Eswatini	8	19,557	-	-	19,557	0.13
Ethiopia	33	1,659,255	-	81,903	1,577,352	10.56
Gabon	1	777	-	-	777	0.01
Gambia	14	37,216	-	2,915	34,301	0.23
Ghana	48	979,309	-	90,672	888,637	5.95
Guinea	26	277,911	6,170	86,446	185,295	1.24
Guinea-Bissau	13	40,660	-	11,836	28,824	0.19
Kenya	71	2,007,068	-	325,025	1,682,043	11.26
Lesotho	42	139,912	-	25,653	114,259	0.76
Liberia	14	213,586	-	76,703	136,883	0.92
Madagascar	36	527,134	-	185,099	342,035	2.29
Malawi	34	365,420	-	31,294	334,126	2.24
Mali	51	648,446	26,750	77,637	544,059	3.64
Mauritania	23	104,237	-	33,530	70,707	0.47
Mauritius	2	935	-	-	935	0.01
Morocco	5	18,729	-	-	18,729	0.13
Mozambique	38	747,685	-	39,485	708,200	4.74
Namibia	2	7,992	-	-	7,992	0.05
Niger	37	562,008	-	226,219	335,789	2.25
Nigeria	35	846,285	-	100,586	745,699	4.99
Rwanda	34	775,102	-	184,430	590,672	3.95
São Tomé and Príncipe	7	16,293	-	1,142	15,151	0.10
Senegal	47	615,620	-	87,296	528,324	3.54
Seychelles	3	2,417	-	-	2,417	0.02
Sierra Leone	18	121,194	-	5,316	115,878	0.78
Somalia	17	13,550	-	939	12,611	0.08
South Sudan	1	8,692	-	-	8,692	0.06
Sudan+	13	64,717	-	-	64,717	0.43
Tanzania	63	2,288,848	-	382,463	1,906,385	12.76
Togo	10	58,125	-	25,717	32,408	0.22
Uganda	48	1,430,964	68,500	164,783	1,197,681	8.02
Zambia	30	442,875	-	48,489	394,386	2.64
Zimbabwe**	10	36,963	-	-	36,963	0.25
Multinational (Regional)	9	279,768	145,000	125,160	9,608	0.06
Total	**1,156**	**18,442,181**	**290,160**	**3,214,237**	**14,937,780**	**100.00**

+ The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the current state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2023, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.
* Excludes fully repaid loans and canceled loans.
** Countries in non-accrual status as at 31 December 2023.
Slight differences may occur in totals due to rounding.

Counterparty Credit Risk

In the normal course of business, the Fund utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Fund. Given the nature of the Fund's business, it is not possible to completely eliminate counterparty credit risk, however, the Fund minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Fund's minimum credit rating requirements and are approved by the Bank Group's Vice President for Finance. ALCO approves counterparties that are rated below the minimum rating requirements. Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored by the Financial Management Department.

For trading counterparties, the Fund requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties.

Minimum credit ratings for Treasury Investments

	Maturity					
	6 months	**1 year**	**5 years**	**10 years**	**15 years**	**30 years**
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage-backed securities (MBS)/ Asset-backed securities (ABS)	AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Fund uses derivatives in the management of its assets and liabilities. As a rule, the Fund executes an International Swaps and Derivatives Association (ISDA) master agreement and collateral exchange agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Fund has entered into a collateral exchange agreement. These counterparties require ALCO approval. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to these minimum rating requirements, the Fund operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a stipulated maximum for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Fund's credit limits after considering the benefits of any collateral.

Credit Risk Profile of the Treasury Investments and Derivatives Portfolio

	AAA	AA+ to AA-	A+ and lower
2024	39%	39%	22%
2023	30%	32%	38%
2022	32%	21%	47%
2021	23%	19%	58%
2020	26%	25%	49%

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. The Fund's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for between 50 percent and 75 percent of the three year moving average of expected disbursements. The Fund liquidity risk arises from borrowings, other liabilities and derivatives as presented in its Net Development Resources.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if the need arises, the Fund divides its investment portfolio into two tranches with different liquidity objectives and benchmarks. The Fund's core liquidity portfolio, which is measured at fair value, is invested in highly liquid securities that can be readily liquidated if the need arises to meet the Fund's short-term liquidity needs. In addition to the trading portfolio, the Fund maintains a second tranche of liquidity under the broad category of amortized cost portfolio, which is held in a portfolio of fixed income securities intended to earn contractual cash flows of interest income and principal outstanding.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in the Fund's Net Assets, including its Net Development Resources and outstanding loans, the Fund's principal currency risk management objective is to ensure that it is able to provide the disbursement currencies requested by borrowers while minimizing the exposure of its net development resources to adverse exchange rate movements. To the extent possible, the Fund shall maintain the alignment of the currency composition of its Net Assets with the UA as the primary benchmark of its currency composition. The Fund may conduct currency exchange transactions for the following two reasons: (1) to align the currency composition of its Net Assets (loan and investment portfolios) with the UA, and (2) to be able to provide ADF borrowers with the disbursement currencies requested.

Interest Rate Risk

Interest rate risk is the potential for loss due to adverse movements in market interest rates. In seeking to earn a stable and reasonable return on invested liquidity, the Fund's principal interest rate risk management objective is to reduce the sensitivity of the Fund's investment returns to changes in market interest rates. To achieve this objective, the Fund's investments are managed in two portfolios: (1) an actively managed portfolio (the "Operational" Portfolio); and (2) a passively managed portfolio (the "Investment" Portfolio).

The Operational Portfolio provides a readily available source of liquidity to cover both expected and unexpected disbursements as well as any other probable cash outflows. The Operational Portfolio is managed against a 3-month reference benchmark in each currency. Generally, investments in the Operational Portfolio are held for trading and are regularly marked to market.

The Investment Portfolio consists of funds that are not immediately required for loan disbursements and therefore may be invested for a longer horizon. Generally, investments in the Investment Portfolio are purchased with the intention to hold and collect the contractual cash flows and are not marked to market. The Investment Portfolio comprises two sub-portfolios, (i) an investment portfolio for income stabilization for the purpose of generating a stable income for the Fund and reducing the Fund's investment income sensitivity to interest rates and (ii) an investment portfolio for accelerated encashments for the purpose of investing proceeds from accelerated encashments to recoup the discount granted to State Participants, minimizing or eliminating interest rate risk on accelerated encashments. The investment portfolio for income stabilization is managed against a 10-year uniform re-pricing profile for each invested currency. The investment portfolio for accelerated encashments is managed against a target rate, which is the discount rate agreed with State Participants. The Fund also uses currency swaps to mitigate interest rate risk.

Interest rate risk position as at 31 December 2024 and 31 December 2023 was as follows:

Interest Rate Risk Position as at 31 December 2024

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Total
Assets							
Cash	961,180	-	-	-	-	-	961,180
Treasury investments	885,150	895,450	1,200,240	1,139,888	475,720	549,300	5,145,748
Derivative assets	533,303	-	-	-	-	-	533,303
Demand obligations	609,686	513,629	422,930	268,075	68,257	46,542	1,929,119
Accounts receivable	165,160	-	-	-	-	-	165,160
	3,154,479	**1,409,079**	**1,623,170**	**1,407,963**	**543,977**	**595,842**	**8,734,510**
Liabilities							
Derivative liabilities	(510,068)	-	-	-	-	-	(510,068)
Accounts payable	(90,786)	-	-	-	-	-	(90,786)
Borrowings	-	-	-	-	-	(1,387,001)	(1,387,001)
	(600,854)	**-**	**-**	**-**	**-**	**(1,387,001)**	**(1,987,855)**
Net development resources at 31 December 2024	**2,553,625**	**1,409,079**	**1,623,170**	**1,407,963**	**543,977**	**(791,159)**	**6,746,655**

Interest Rate Risk Position as at 31 December 2023

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Total
Assets							
Cash	675,114	-	-	-	-	-	675,114
Treasury Investments	1,475,090	591,996	758,740	546,650	668,200	472,458	4,513,134
Derivative assets	381,143	-	-	-	-	-	381,143
Demand obligations	646,905	600,299	326,245	202,826	171,017	114,932	2,062,224
Accounts receivable	109,371	-	-	-	-	-	109,371
	3,287,623	**1,192,295**	**1,084,985**	**749,476**	**839,217**	**587,390**	**7,740,986**
Liabilities							
Derivative liabilities	(369,099)	-	-	-	-	-	(369,099)
Accounts payable	(33,507)	-	-	-	-	-	(33,507)
Borrowings	-	-	-	-	-	(1,174,867)	(1,174,867)
	(402,606)	**-**	**-**	**-**	**-**	**(1,174,867)**	**(1,577,473)**
Net development resources at 31 December 2023	**2,885,017**	**1,192,295**	**1,084,985**	**749,476**	**839,217**	**(587,477)**	**6,163,513**

NOTE D – FINANCIAL ASSETS AND LIABILITIES

Analysis of Financial Assets and Financial Liabilities by Measurement Basis

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 December 2024 and 31 December 2023:

Analysis of financial assets and financial liabilities by measurement basis

(UA thousands)

31 December 2024

	Financial Assets and Liabilities through Profit or Loss		Financial assets and liabilities at amortized cost	Total carrying amount
	Mandatorily at fair value	Designated at fair value		
Cash	-	-	961,180	961,180
Treasury investments	4,418,690	-	727,058	5,145,748
Derivative assets	533,303	-		533,303
Demand obligations	-	-	1,929,119	1,929,119
Loans disbursed and outstanding			15,377,460	15,377,460
Accounts receivables	-	-	165,160	165,160
Total financial assets	**4,951,993**	**-**	**19,159,977**	**24,111,970**
Derivative liabilities	510,068			510,068
Other Liabilities	-	-	90,786	90,786
Borrowings	-	-	1,387,001	1,387,001
Total financial liabilities	**510,068**	**-**	**1,477,787**	**1,987,855**

31 December 2023

	Financial Assets and Liabilities through Profit or Loss		Financial assets and liabilities at amortized cost	Total carrying amount
	Mandatorily at fair value	Designated at fair value		
Cash	-	-	675,114	675,114
Treasury investments	3,819,936	-	693,198	4,513,134
Derivative assets	381,143	-		381,143
Demand obligations	-	-	2,062,224	2,062,224
Loans disbursed and outstanding			14,937,780	14,937,780
Accounts receivables	-	-	109,371	109,371
Total financial assets	**4,201,079**	**-**	**18,477,687**	**22,678,766**
Derivative liabilities	369,099			369,099
Other Liabilities	-	-	33,507	33,507
Borrowings	-	-	1,174,867	1,174,867
Total financial liabilities	**369,099**	**-**	**1,208,374**	**1,577,473**

Treasury Investments

The composition of treasury investments as at 31 December 2024 and 31 December 2023 was as follows.

Composition of Treasury Investments

(UA thousands)

	2024	2023
Treasury investments mandatorily measured at FVTPL	4,418,690	3,819,936
Treasury investments at amortized cost	727,058	693,198
Total	**5,145,748**	**4,513,134**

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss

The summary of treasury investments measured at FVTPL by counterparty/asset type and currency at 31 December 2024 and 31 December 2023 is presented as follows.

Summary of Treasury Investments measured at FVTPL

(UA millions)

	Chinese Yuan		US Dollar		Euro		Other currencies		All currencies	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Time deposits	-	78.93	30.46	433.14	243.20	387.56	119.03	88.46	392.69	988.09
Asset-backed securities	-	-	0.01	0.01	-	-	-	-	0.01	0.01
Government and agency obligations	-	91.35	1,217.87	828.87	761.93	618.67	36.14	93.36	2,015.94	1,632.25
Corporate bonds	-	-	32.94	31.83	-	-	-	-	32.94	31.83
Financial institutions	-	-	248.78	249.12	235.65	207.51	-	-	484.43	456.63
Supranational	-	-	950.34	472.19	448.65	137.54	93.69	101.40	1,492.68	711.13
Total	**-**	**170.28**	**2,480.40**	**2,015.16**	**1,689.43**	**1,351.28**	**248.86**	**283.22**	**4,418.69**	**3,819.94**

The contractual maturity structure of treasury investments measured at FVTPL at 31 December 2024 and 31 December 2023 was as follows.

Maturity structure of Treasury Investments measured at FVTPL

(UA millions)

	2024	2023
One year or less	826.15	1,421.01
More than one year but less than two years	832.73	539.44
More than two years but less than three years	1,157.50	703.78
More than three years but less than four years	1,108.68	516.79
More than four years but less than five years	425.23	638.91
More than five years	68.40	0.01
Total	**4,418.69**	**3,819.94**

Treasury Investments at Amortized Cost

The summary of the treasury investments at amortized cost by counterparty type and currency at 31 December 2024 and 31 December 2023 is presented as follows.

Treasury Investments at amortized costs by counterparty type and currency type

(UA millions)

	Chinese Yuan		US Dollar		Euro		Other currencies		All currencies	
	2024	**2023**	**2024**	**2023**	**2024**	**2023**	**2024**	**2023**	**2024**	**2023**
Government and agency obligations	378.52	316.35	-	-	-	-	337.11	365.70	715.63	682.05
Supranational	-	-	11.43	11.15	-	-	-	-	11.43	11.15
Total	**378.52**	**316.35**	**11.43**	**11.15**	**-**	**-**	**337.11**	**365.70**	**727.06**	**693.20**

The contractual maturity structure of treasury investments at amortized cost at 31 December 2024 and 31 December 2023 was as follows.

Maturity structure of Treasury Investments at amortized costs

(UA millions)

	2024	**2023**
One year or less	59.00	54.08
More than one year but less than two years	62.72	52.56
More than two years but less than three years	42.74	54.96
More than three years but less than four years	31.21	29.86
More than four years but less than five years	50.49	29.29
More than five years	480.90	472.45
Total	**727.06**	**693.20**

Derivative Contracts

Futures Contracts

The Fund has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2024, the Fund had futures with a notional value and carrying value as summarized in the table below. The Net asset position of UA 74.53 million on the futures is presented in the Net Development Resources. The gains or losses on valuation are presented in the statement of income and expenses, under fair value losses/gains on treasury trading portfolio and related derivatives.

Net asset position of futures contracts

(Millions)

			Gross Position (UA)		Net Position (Asset)
Futures CCY	**Notional (CCY)**	**Notional (UA)**	**Receivable**	**Payable**	**Fair value (UA)**
EUR	20,576.00	16,397.57	(5.73)	(12.84)	(18.57)
USD	24,309.00	18,640.01	65.96	26.70	92.66
GBP	788.00	758.04	5.18	(3.78)	1.40
CAD	1,727.00	920.89	(3.48)	2.52	(0.96)
Total		**36,716.51**	**61.93**	**12.60**	**74.53**

Swaps

Currency swaps

The Fund entered into currency swap contracts to mitigate currency risk on its borrowing portfolio. Specifically, the Fund executed derivative transactions to swap currency from JPY 125.28 billion borrowing into EUR 894.04 million.

As at 31 December 2024, the carrying value of the currency swaps was UA 470.58 million (receivable leg) and UA 518.10 million (payable leg) resulting in a net liability position of UA 47.52 million in the NDR and fair value losses of UA 32.35 million presented under fair value losses from derivatives on concessional donor borrowing in the statement of income and expenses.

Interest rate swaps

The Fund entered into interest rate swap contracts to hedge against interest rate risk on investment and reinvestment of proceeds from accelerated encashments. As at 31 December 2024, the carrying value of the CAD interest rate swap was UA 0.79 million (receivable leg) and UA 4.57 million (payable leg) resulting in a net liability position of UA 3.78 million in the NDR and fair value gains of UA 4.17 million included in the fair value losses on treasury trading portfolio and related derivatives in the statement of income and expenses.

The total net asset position of UA 23.23 million on the derivatives is summarized in the table below and presented in the Net Development Resources as derivative assets (UA 533.30 million) and derivative liabilities (UA 510.07 million) respectively.

Summary of derivatives as at 31 December 2024

(Millions)

Derivatives	Notional (CCY)	Notional (UA)	Fair value (UA)
CCY Swap−JPY (receivable leg)	125,275.24	613.21	470.58
Int. Rate Swap−CAD (receivable leg)	98.12	52.32	0.79
Futures contracts (receivable leg)			61.93
Derivative assets			**533.30**
CCY Swap−EUR (payable leg)	(894.04)	(712.49)	(518.10)
Int. Rate Swap−CAD (payable leg)	(98.12)	(52.32)	(4.57)
Futures contracts (payable leg)			12.60
Derivative Liabilities			**(510.07)**
		Net Position (in UA)	
Net position (Asset)			***23.23***

NOTE E − DEMAND OBLIGATIONS

Demand obligations represent subscription payments made by participants, in accordance with Article 9 of the Agreement. These obligations take the form of non-negotiable, non-interest-bearing notes payable at their par value on demand. The Board of Governors has agreed that the encashment of these notes will be governed by the Fund's disbursement requirements.

As at 31 December 2024, demand obligations totaled UA 1,929.12 million compared with UA 2,062.22 million as at 31 December 2023, representing a decrease of UA 133.10 million. This decrease is due to net encashments of notes during the year.

NOTE F – DEVELOPMENT ACTIVITIES

According to the Fund's loan regulations, loans are expressed in UA and repaid in the currency disbursed.

Project Loans and Lines of Credit

Loans to ADF—Only countries are generally granted under conditions that allow for repayment up to 50 years, including a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 2 percent per annum and from years 21 through 50 at a rate of 4 percent per annum.

Starting from the ADF-16 replenishment, a service charge at a rate of 1.00 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually. Loans approved after June 2023 carry a 0.75 percent per annum commitment charge on the undisbursed portion. Such a commitment charge commences to accrue after 120 days from the date of signature of the loan agreement. Loans to blend, gap and graduating countries carry differentiated financing terms of thirty (30) years' maturity including a grace period of 5 years and interest rate of 1 percent, in addition to the standard 0.75 percent commitment fee and 1.00 percent service charge.

Under ADF-16, further differentiated lending terms have been adopted with the view of preserving the long-term financial sustainability and capacity of the Fund. ADF-Only Countries are grouped into two subgroups based on their GNI per capita. Countries with GNI per capita below the average for the group are called "ADF-Only Regular Countries" and benefit from the standard terms referred to above. Countries with GNI per capita above the average of the group are called "ADF-Only Advance Countries"; their financing terms differ from the Regular subgroup by having a shorter grace period of 5 years and equal and consecutive principal amortization after the grace period. The new lending terms require the acceleration of loan repayment for member countries that fulfil the requirements for graduation to the AfDB window. Financial incentives are also offered to AfDB graduated countries for voluntary loan prepayment to ADF.

ADF Lending Terms

Category	Subgroups	Maturity (years)	Grace period (years)	First period (years)	Amorti-zation rate	Second period (years)	Amorti-zation rate	Service charge (%)	Commit-ment fee (%)	Interest rate	Conces-sionality
ADF-only	50-year loan: 50/10	50	10	40	2.5%	–	–	1.00	0.75	0.0%	62%
	Regular: 38/10	38	10	10	2.5%	18	4.17%	1.00	0.75	0.0%	58%
	Advance: 38/5	38	5	–	3.03%	–	–	1.00	0.75	0.0%	49%
Blend, gap and graduating	Blend/gap/ graduating: 30/5	30	5	20	3.3%	5	6.8%	1.00	0.75	1.0%	35%

Of the undisbursed balances of loans signed, the Fund may enter into special irrevocable commitments to pay amounts to borrowers or others in respect of the cost of goods and services to be financed under loan agreements. As at 31 December 2024, outstanding irrevocable reimbursement guarantees to commercial banks amounted to UA 1.08 million (31 December 2023: UA 2.34 million).

As at 31 December 2024, loans made to or guaranteed by certain borrowers with an aggregate principal balance outstanding of UA 38.03 million (31 December 2023: UA 36.96 million) of which UA 21.02 million (31 December 2023: UA 19.27 million) was overdue, were in non-accrual status.

If the overdue loans had not been in non-accrual status, income from loans for the year ended 31 December 2024, would have been higher by UA 0.28 million (31 December 2023: UA 0.28 million). At 31 December 2024, the cumulative charges not recognized on the non-accrual loans amounted to UA 6.81 million. As at 31 December 2024, Zimbabwe is the only country with arrears for over six months.

The Fund also provides innovative financial instruments in the form of "Partial Risk Guarantees" (PRGs) and "Partial Credit Guarantees" (PCGs) for the purpose of better leveraging resources by sharing or mitigating risk and crowding-in other sources of financing. ADF guarantees allow borrowers and project companies to get access to new sources of financing and to improve financing terms and conditions.

The PRGs product is a financial guarantee that covers private sector projects against a government`s or government owned entity's failure to meet its specified contractual obligations to the project.

As at 31 December 2024, guarantees approved by the Fund to private entities on account of its borrowers amounted to UA 244.45 million (31 December 2023: UA 242.69 million). The outstanding approved PRGs as at 31 December 2024 amounted to UA 98.24 million (31 December 2023: UA 106.22 million).

The PCGs cover debt service on scheduled payments of commercial debt against all risks or specific events of defaults by borrowers from both public and private sectors. PCGs support private sector entities, government and State-Owned Enterprises (SOEs) in mobilizing debt from commercial lenders/investors to finance their activities and projects. Governments can also use PCGs in the form of Policy-Based Guarantees (PBGs) to raise commercial financing in support of their strategic reforms under the Policy-Based Operations Framework (Budget Support operations). As at 31 December 2024, PCGs provided by the Fund amounted to UA 598.05 million (31 December 2023: UA 277.57 million). The outstanding PCGs as at 31 December 2024 were UA 568.32 million (31 December 2023: UA 277.57 million).

Private Sector Credit Enhancement Facility

The Private Sector Credit Enhancement Facility (the Facility or PSF) was established with the approval of the Board of Governors of the Consultative Meeting on the thirteenth replenishment (ADF-13 Report) on 31 January 2014. The PSF provides credit enhancement guarantees to eligible private sector loans in ADF eligible countries. This is geared towards catalyzing additional private investment in these countries. The PSF is operationally and financially autonomous from the Fund and its establishing framework explicitly precludes it from having recourse to the Fund for any losses that it may incur.

As at 31 December 2024, the total available resources to the PSF were UA 515 million. This is made up of a UA 165 million grant allocated by the Fund in 2014 for the establishment of the PSF to encourage increased development financing in the ADF countries, an additional contribution of UA 200 million, approved in 2017, under the 14th replenishment (ADF-14) and UA 100 million approved in 2020 under the 15th (ADF-15). An additional allocation of UA 50 million has been approved under the sixteenth replenishment cycle (2023–2025) As at 31 December 2024, a total of UA 165 million had been paid to the PSF. The facility had a signed credit enhancement of UA 549.26 million as at 31 December 2024.

Maturity and Currency Composition of Loans Disbursed and Outstanding

The maturity distribution of outstanding loans as at 31 December 2024 and 31 December 2023 was as follows.

Maturity structure of outstanding loans

(UA millions)

	2024		2023	
	Amount	%	Amount	%
One year or less *	324.89	2.11	284.56	1.90
More than one year but less than two years	329.18	2.14	293.05	1.96
More than two years but less than three years	356.43	2.32	319.50	2.14
More than three years but less than four years	372.07	2.42	346.09	2.32
More than four years but less than five years	395.17	2.57	360.78	2.42
More than five years	13,599.72	88.44	13,333.80	89.26
Total	**15,377.46**	**100.00**	**14,937.78**	**100.00**

* Include the arrears on loans.

The currency composition of outstanding loans as at 31 December 2024 and 31 December 2023 was as follows:

Currency composition of outstanding loans

(UA millions)

	2024		2023	
Currency	Amount	%	Amount	%
Canadian Dollar	3.97	0.03	4.51	0.03
Danish Kroner	3.99	0.03	4.45	0.03
Euro	4,347.73	28.27	4,387.87	29.37
Chinese Yuan	20.09	0.13	20.51	0.14
Japanese Yen	392.76	2.55	432.59	2.90
Norwegian Krone	4.57	0.03	5.32	0.04
Pound Sterling	592.53	3.85	591.99	3.96
Swedish Krona	4.29	0.03	4.96	0.03
Swiss Franc	29.11	0.19	31.90	0.21
United States Dollar	9,978.31	64.89	9,449.04	63.26
Others	0.10	0.00	4.63	0.03
Total	**15,377.46**	**100.00**	**14,937.78**	**100.00**

Grants and Technical Assistance Activities

Under the Fund's lending policy, 5 percent of the resources available under the third and fourth general replenishments, 10 percent under the fifth and sixth general replenishments, and 7.5 percent under the seventh and eighth general replenishments were allocated as grants and grant-based technical assistance for the identification and preparation of development projects or programs in specified member countries. In addition, amounts in the range of 18 to 21 percent of the total resources under the ninth replenishment were set aside in the form of grants for permitted uses, including technical assistance and project financing. Grants do not bear charges. The share of grants under the 10th to the 16th general replenishments is based on a country-by-country analysis of debt sustainability.

As at 31 December 2024, the Fund's allocation to grants and technical assistance activities amounted to UA 10.07 billion (31 December 2023: UA 9.55 billion), reflecting an increase of UA 526.04 million on grants disbursed during the year.

Technical assistance loans do not carry charges.

HIPC Debt Relief Initiative

Under the original framework of HIPC, selected loans to beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the net present value of the loans as calculated using the methodology agreed under the initiative. Following the signature of a HIPC debt relief agreement, loans identified for payment were written down to their estimated net present value. The amount of the write-down, representing the difference between the book value and net present value of the loans, was shown as an allocation of development resources. The amount of UA 71.08 million, which was the write-down in respect of the debt relief granted to Mozambique in 1999 under the original HIPC framework, is included in the amount stated as net debt relief in the Statement of Net Development Resources. The outstanding balance and net present value of the loans owed by Mozambique and sold to the HIPC Trust Fund in 1999 were UA 132.04 million and UA 60.96 million, respectively.

In 1999, the HIPC initiative was enhanced to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are currently eligible, debt relief is delivered through annual debt service reductions which allow the release of up to 80 percent of annual debt service obligations as they come due until the total net present value (NPV) of debt relief, determined by the debt sustainability analysis (DSA), is provided. Interim financing of up to 40 percent of total debt relief is granted between the decision and completion points. Total contributions by the Fund to the HIPC initiative at 31 December 2024 amounted to UA 184 million and are shown as allocations of development resources in the Statement of Net Development Resources.

Multilateral Debt Relief Initiative

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA) and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that had reached, or would reach, the completion point under the enhanced HIPC initiative. Through the Development Committee Communiqué of 25 September 2005, the donor community expressed its support for the Multilateral Debt Relief Initiative (MDRI), and urged the institutions referred to above to proceed with the necessary steps to ensure implementation.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation is delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors are expected to make additional contributions to the ADF to match "dollar-for-dollar" the forgone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. Since disbursed and outstanding loans were already excluded from net development resources, the debt cancellation did not have an impact on the Fund's balance of net development resources. Cancellations of ADF debts are effected when other eligible countries reach the HIPC completion point.

At 31 December 2024, a gross amount of UA 5.68 billion (31 December 2023: UA 5.68 billion) of outstanding loans had been canceled under MDRI for 31 (2023: 31) HIPC completion-point countries. Of this amount, UA 1,225.99 million (2023: UA 1,225.99 million) in nominal terms were converted by the HIPC Trust Fund.

The present value of the converted loans was UA 942.71 million (2023: UA 942.71 million). As of 31 December 2024, the present value amounts had been transferred from the HIPC Trust Fund to ADF.

A summary of debt relief granted under HIPC and MDRI as at 31 December 2024 and 31 December 2023 is as follows.

Summary of debt relief
(UA thousands)

	2024			2023		
	HIPC	**MDRI**	**Total**	**HIPC**	**MDRI**	**Total**
Balance at 31 December	235,096	4,719,976	4,955,072	235,096	4,719,976	4,955,072

Special Arrears Clearance Mechanism

Fragile States Facility Framework — The Post Conflict Countries' Fund (PCCF) was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the HIPC decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the AfDB's net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors, by its Resolution B/BG/2004/07 of 25 May 2004, established the PCCF under the administration of the Fund and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors, by its resolution B/BG/2005/05 of 18 May 2005, also approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility. And by its resolution B/BG/2006/04 of 17 May 2006, the Board of Governors also approved the third and final installment of the Bank's allocation of UA 25 million from the 2005 net income.

In March 2008, the Board of Directors approved the establishment of the Transition Support Facility (TSF) to take over the activities of the PCCF and provided a broader and integrated framework for assistance to eligible states. The purposes of the TSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. As a matter of policy, contributions made by the Bank to the PCCF/TSF are not used to clear the debt owed to the Bank by beneficiary countries. As at 31 December 2024, no new arrears were cleared.

NOTE G – SUBSCRIPTIONS AND CONTRIBUTIONS

The Fund's initial subscriptions were provided by AfDB and the original State Participants to the Agreement, and States acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of a special general increase and 15 general replenishments. Details of these movements are shown in the Statement of Subscriptions and Voting Power in Note O.

The Board of Governors, by its resolution F/BG/2023/01 of 02 April 2023, approved the sixteenth general replenishment of the Fund (ADF-16), following the Deputies agreement for a replenishment level of UA 6.19 billion for the three-year operational period, 2023 to 2025. ADF-16 came into effect on 08 June 2023 after the State Participants deposited with the Fund enough instruments of subscriptions, and after the approval by the Board of Directors for the use of the internally generated resources for operational commitments.

For the ADF-16 replenishment cycle, the Fund mobilized the largest ever replenishment in its 50-year history. Development partners agreed to commit a total package of UA 6.5 billion for the Fund's 16th financing cycle (2023 to 2025), with UA 313 million of that package going towards the newly created Climate Action Window.

As at 31 December 2024, subscriptions to ADF-16 amounted to UA 3.84 billion.

At 31 December 2024, cumulative contributions pledged on account of the MDRI amounted to UA 5.49 billion (31 December 2023: UA 5.49 billion) of which UA 2.07 billion had been paid and included in total subscriptions and contributions (31 December 2023: UA 1.93 billion). Consistent with the resolution approving MDRI, the contributions paid entitle the State Participants to voting rights, as reflected in Note O.

Gains or losses arising from translation of subscriptions and contributions received into UA are recorded in the Cumulative Exchange Adjustment on Subscriptions account in the Statement of Net Development Resources.

The Climate Action Window

The Climate Action Window (CAW) was created as part of the ADF-16 replenishment, with an initial funding of UA 313 million (USD 429 million) from 4 donor countries.

The funds mobilized are exclusively for climate action in the continent, with a special focus on adaptation in the 37 poor, fragile and most vulnerable countries in Africa.

As at 31 December 2024, the Fund received subscriptions of UA 312.63 million (31 December 2023: UA 123.20 million) towards the Climate Action Window. Of the subscribed amount, a total of UA 76.90 million has been received as at 31 December 2024 (31 December 2023: UA 45.39 million), as detailed in the table below.

Subscriptions towards the Climate Action Window
(UA millions)

State participant/donor	Subscriptions	Payments received
Germany	31.89	31.89
Netherlands	79.72	11.96
Switzerland	11.59	4.64
United Kingdom	189.43	28.41
TOTAL	**312.63**	**76.90**

The long-term goal of the CAW is to mobilize resources to scale up climate action in Africa.

NOTE H – OTHER RESOURCES

In conformity with the findings of the UN General Assembly, the Board of Directors accepted that the former Socialist Federal Republic of Yugoslavia no longer exists as a state under international law and hence is no longer a State Participant in the Fund or a member of the Bank. Pursuant to a decision of the Board of Directors of the Fund in 1993, the subscriptions of the former Socialist Federal Republic of Yugoslavia in the Fund, less the unpaid portion, are deemed to have become part of the permanent patrimony of the Fund and are not returnable to any entity. Accordingly, the amounts of the paid subscriptions are reported as part of other resources in the Statement of Net Development Resources.

Also included in other resources is a total of UA 947.99 million representing contributions by the Bank of UA 945.99 million as at 31 December 2024, and by the Government of Botswana of UA 2 million towards the Fund's activities, in accordance with Article 8 of the Agreement.

NOTE I – RESERVES

Reserves as at 31 December 2024 and 31 December 2023 were as follows.

Movement in reserves

(UA thousands)

	2024	2023
Opening as at 1 January	(719,170)	(834,441)
Surplus for the year	58,207	115,271
Balance	**(660,963)**	**(719,170)**

NOTE J – BORROWINGS

The Fund's borrowings comprise concessional loans from State participants. The borrowings are concessional, unsecured and unsubordinated, and the Fund retains the option to prepay, in part or in whole, the outstanding amounts without penalty. These borrowings are carried and reported at amortized cost. The lenders are allocated voting rights based on the cash paid, computed as the derived grant element. The grant element is recorded as equity and is a function of the agreed discount rate. The grant element is amortized over the life of the borrowing.

As of 31 December 2024, the Fund's outstanding borrowings amounted to UA 1,387.00 million from UA 1,174.87 million as at 31 December 2023. This increase of UA 212.13 million is mainly attributable to the drawdown of concessional donor loans from China and Japan during the year.

The Fund's borrowings are largely denominated in JPY. The table below shows CDLs by composition of currencies.

Outstanding borrowings as at 31 December 2024

Concessional donor loans (currency)	31 December 2024			31 December 2023		
	Amount (CCY)	UA Equivalent	Composition (%)	Amount (CCY)	UA Equivalent	Composition (%)
JPY	198,876,240,000	973,485,337	70.19 %	147,202,000,000	772,900,543	65.79%
CNY	606,775,662	63,742,965	4.59 %	606,775,662	63,289,723	5.39%
EUR	385,000,000	306,816,914	22.12 %	385,000,000	316,213,974	26.91%
USD	56,019,363	42,955,352	3.10 %	30,137,526	22,462,696	1.91%
Total CDLs		**1,387,000,568**	**100.00%**		**1,174,866,937**	**100.00%**

These borrowings have original maturities of 35 years and 40 years, with the final maturity date being 2064.

The interest charges on borrowings for the year ended 31 December 2024 amounted to UA 5.52 million (31 December 2023: UA 5.40 million), an increase of UA 0.12 million over 2023.

The Fund recorded fair value losses of UA 32.35 million on the currency swaps executed on the JPY borrowings compared with UA 16.70 million in December 2023.

NOTE K — TRUST FUNDS

The Fund has available resources entrusted to it under Article 8 of the Agreement, which empowers the Fund to receive other resources including grants from State Participants, non-participating countries and any public or private body or bodies.

As at 31 December 2024, the undisbursed balance of trust fund resources was UA 8.84 million (31 December 2023: UA 7.26 million) representing the balance of a grant received from Japan for the development of human resources in Africa.

Resources of the trust funds are separately maintained and operated from those of the ADF.

NOTE L — TOTAL INCOME

Total Income on Loans
Total income on loans for the year ended 31 December 2024 and 31 December 2023 are as follows:

Income on loans
(UA thousands)

	2024	2023
Service charges on loans	121,888	117,221
Commitment charges on loans	18,825	16,979
Total	**140,713**	**134,200**

Total Income from Treasury Investments
Total treasury investment income from interest income and fair value gains and losses on the trading portfolio including derivatives for the year ended 31 December 2024 and 31 December 2023 are as follows:

Income from treasury investments
(UA thousands)

	2024	2023
Interest income	178,953	136,687
Fair value changes:		
Gains on trading portfolio and related derivatives—Realized	11,059	28,061
Gains on trading portfolio and related derivatives—Unrealized	49,205	33,874
Total fair value gains	60,264	61,935
Total	**239,217**	**198,622**

NOTE M – ADMINISTRATIVE EXPENSES

Pursuant to Article 31 of the Agreement, the Fund reimburses the Bank for the estimated fair value of its use of the Bank's offices, staff, organization, services and facilities. The amount of such administrative expenses reimbursed is based on a predetermined cost-sharing formula, which is driven primarily by the allocation of costs on the basis of staff time spent on work program deliverables. As at 31 December 2024, the share of expenses (expressed in percentage terms) charged to ADF reduced slightly to 51.28 percent compared with 51.48 percent in December 2023.

The administrative expenses incurred by the Fund for the year ended 31 December 2024 was UA 256.15 million, an increase of UA 83.82 million from the UA 172.33 million for 31 December 2023. The administrative expense amount from the previous year included an exceptional actuarial gain of UA 100.46 million for the Bank group, resulting from the increase in the retirement age.

NOTE N – RELATED PARTIES

The general operation of the Fund is conducted by a 14-member Board of Directors, of which 7 members are selected by the Bank. The Bank exercises 50 percent of the ADF's voting power and the President of the Bank is the ex-officio President of the Fund. In accordance with the Agreement, the Fund utilizes the offices, staff, organization, services and facilities of the Bank to carry out its functions, for which it reimburses the Bank as disclosed in Note M. In this regard, the Bank administers the resources of the Fund. The Fund also administers trust funds entrusted to it by one of its State Participants.

NOTE O – STATEMENT OF SUBSCRIPTIONS, CONTRIBUTIONS AND VOTING POWER AS AT 31 DECEMBER 2024

Statement of Subscriptions, Contributions and Voting Power as at 31 December 2024

(UA thousands)

	State participants/donors	Subscriptions							Payment positions			MDRI	Voting power	
		Initial & special increase	ADF-1 to ADF-14 installments	ADF-15 installment	ADF-16 installment	Grants compen-sation	Grant element of concessional loans	Total subscrip-tions	Total install-ments paid	Install-ments due	Install-ments not yet payable	Payments received	Number of votes	%
1	AfDB	5,987	105,754	-	-	-	-	111,741	111,741	-	-	-	1,000.000	50.000
2	Algeria*	-	-	-	7,292	-	-	7,292	1,406	-	5,886	-	0.000	0.000
3	Angola	9,691	5,204	5,280	-	-	-	20,175	18,415	-	1,760	-	0.492	0.025
4	Argentina	1,842	16,789	-	-	-	-	18,631	1,842	7,018	9,771	-	0.049	0.002
5	Austria	13,816	564,285	91,868	97,762	7,196	-	774,928	740,843	-	34,085	35,591	20.754	1.038
6	Belgium	2,763	588,921	60,834	63,361	6,991	-	722,870	693,508	-	29,363	46,462	19.779	0.989
7	Brazil	2,763	140,866	-	7,003	289	-	150,921	150,921	-	-	-	4.034	0.202
8	Canada	20,724	1,951,132	187,138	202,873	15,336	-	2,377,203	2,306,563	-	70,640	134,883	65.598	3.280
9	China	13,816	592,495	76,358	85,605	282	40,491	809,047	768,556	-	-	47,754	22.681	1.134
10	Denmark	6,447	722,660	73,417	80,774	6,144	-	889,441	809,641	-	79,800	32,597	22.524	1.126
11	Egypt*	-	4,056	1,443	1,458	-	-	6,957	6,471	-	486	-	0.000	0.000
12	Finland	1,842	609,445	53,082	57,127	7,574	42,486	771,557	625,431	-	103,640	44,961	19.416	0.971
13	France	8,809	2,925,443	368,243	417,429	36,479	64,096	3,820,499	3,610,391	-	146,012	275,777	106.152	5.308
14	Germany	13,816	3,083,771	444,506	488,959	33,662	-	4,064,715	3,895,951	-	168,764	198,124	109.604	5.480
15	India	5,526	96,990	10,661	14,612	702	6,642	135,134	123,479	-	5,013	5,216	3.618	0.181
16	Ireland	52,370		-	27,902	-	-	80,273	80,273	-	-	-	2.146	0.107
17	Italy	9,211	1,878,143	222,090	238,272	17,681	-	2,365,398	2,032,676	-	332,722	119,896	56.553	2.828
18	Japan	13,816	2,986,066	251,852	234,040	27,712	276,245	3,789,731	3,431,070	-	82,415	200,283	104.449	5.222
19	Korea	9,211	319,830	69,230	76,153	3,096	-	477,520	451,576	-	25,944	19,063	12.580	0.629
20	Kuwait	4,974	183,172	9,309	-	341	-	197,796	197,796	-	-	14,084	5.630	0.281
21	Luxembourg	14,514	8,356	9,231	9,326	-	-	41,426	41,426	-	-	-	1.107	0.055
22	Morocco*	-	-	-	3,646	-	-	3,646	3,646	-	-	-	0.000	0.000
23	Netherlands	5,526	1,252,820	164,364	180,804	17,333	-	1,620,847	1,375,550	-	245,297	98,917	39.156	1.958
24	Norway	6,908	1,324,562	171,628	179,512	15,399	-	1,698,009	1,635,134	-	62,872	106,109	46.706	2.335
25	Portugal	7,368	182,377	8,413	-	1,294	-	199,452	199,452	-	-	18,445	5.824	0.291
26	Saudi Arabia	8,290	289,676	-	21,877	81	-	319,924	319,924	-	-	5,682	8.829	0.441
27	South Africa*	1,794	53,497	8,741	14,820	625	-	79,476	79,476	-	-	9,562	0.000	0.000
28	Spain	2,763	614,548	40,887	38,035	9,916	-	706,149	693,394	-	12,756	74,555	20.520	1.026
29	Sweden	8,289	1,484,787	179,519	-	8,180	-	1,680,776	1,680,776	-	-	117,648	48.072	2.404
30	Switzerland	5,701	1,046,245	138,439	147,474	10,047	-	1,347,906	1,297,156	-	50,749	185,272	38.904	1.945
31	Turkey	40,693	713	721	729	-	-	42,857	42,613	-	243	-	1.139	0.057
32	United Arab Emirates	4,145	4,145	-	-	-	-	8,290	8,290	-	-	-	0.222	0.011
33	United Kingdom	7,873	3,041,263	575,112	403,951	40,438	-	4,068,637	3,882,992	-	185,645	224,805	109.953	5.498
34	United States of America	20,724	3,331,166	360,450	399,709	34,557	-	4,146,606	3,790,502	-	356,104	47,944	103.509	5.175
	Supplementary/voluntary contributions	-	176,804	57,441	157,240	10,954	-	402,439	728,316	-	44,383	4,464	0.000	0.000
	Total	**332,012**	**29,585,982**	**3,640,256**	**3,657,747**	**312,310**	**429,960**	**37,958,267**	**35,837,197**	**7,018**	**2,054,349**	**2,068,094**	**2,000.000**	**100.000**
	Supplementary information:													
	Supplementary contributions through accelerated encashment to reduce the gap	-	65,321	-	-	-	-	65,321	60,001	-	5,320	6,366	-	

* Donors to the Fund.

Statement of Subscriptions, Contributions and Voting Power as at 31 December 2023

(UA thousands)

	State participants/donors	Subscriptions						Total subscrip-tions	Payment Positions			MDRI	Voting Power	
		Initial & special increase	ADF-1 to ADF-14 installments	ADF-15 installment	ADF-16 installment	Grants compen-sation	Grant element of concessional loans		Total install-ments paid	Install-ments due	Install-ments not yet payable	Payments received	Number of votes	%
1	AfDB	5,987	105,754	-	-	-	-	111,741	111,741	-	-	-	1,000.000	50.000
2	Algeria*	-	-	-	7,292	-	-	7,292	-	-	7,292	-	0.000	0.000
3	Angola	9,691	5,204	5,280	-	-	-	20,175	18,415	-	1,760	-	0.511	0.026
4	Argentina	1,842	16,789	-	-	-	-	18,631	1,842	7,018	9,771	-	0.051	0.003
5	Austria	13,816	564,285	91,868	97,762	7,196	-	774,928	707,060	-	67,869	32,461	20.532	1.027
6	Belgium	2,763	588,921	60,834	63,361	6,991	-	722,870	666,290	-	56,579	42,377	19.676	0.984
7	Brazil	2,763	140,866	-	7,003	289	-	150,921	150,921	-	-	-	4.190	0.210
8	Canada	20,724	1,951,132	187,138	202,873	15,336	-	2,377,203	2,235,923	-	141,280	123,024	65.847	3.292
9	China	13,816	592,495	76,358	85,605	3,941	19,089	791,305	768,556	-	3,659	42,933	23.193	1.160
10	Denmark	6,447	722,660	73,417	80,774	6,144	-	889,441	797,044	-	92,396	29,730	22.966	1.148
11	Egypt*	-	4,056	1,443	1,458	-	-	6,957	5,499	-	1,458	-	0.000	0.000
12	Finland	1,842	609,445	53,082	57,127	7,574	42,486	771,557	604,334	-	124,737	41,008	19.661	0.983
13	France	8,809	2,925,443	368,243	417,429	36,479	64,096	3,820,499	3,465,519	-	290,884	251,532	105.566	5.278
14	Germany	13,816	3,083,771	444,506	488,959	33,662	-	4,064,715	3,727,187	-	337,529	177,661	108.593	5.430
15	India	5,526	96,990	10,661	14,612	702	6,642	135,134	118,499	-	9,993	4,757	3.607	0.180
16	Ireland	52,370	-	-	27,902	-	-	80,273	80,273	-	-	-	2.229	0.111
17	Italy	9,211	1,878,143	222,090	238,272	17,681	-	2,365,398	1,956,388	-	409,010	109,355	56.332	2.817
18	Japan	13,816	2,986,066	251,852	234,040	27,712	139,692	3,653,178	3,348,655	-	164,830	182,674	101.924	5.096
19	Korea	9,211	319,830	69,230	76,153	3,096	-	477,520	425,632	-	51,889	17,387	12.300	0.615
20	Kuwait	4,974	183,172	9,309	-	341	-	197,796	197,796	-	-	14,084	5.848	0.292
21	Luxembourg	14,514	8,356	9,231	9,326	-	-	41,426	41,426	-	-	-	1.150	0.058
22	Morocco*	-	-	-	3,646	-	-	3,646	3,646	-	-	-	0.000	0.000
23	Netherlands	5,526	1,252,820	164,364	180,804	17,333	-	1,620,847	1,338,457	-	282,391	90,220	39.400	1.970
24	Norway	6,908	1,324,562	171,628	179,512	15,399	-	1,698,009	1,572,854	-	125,153	96,780	46.526	2.326
25	Portugal	7,368	182,377	8,413	-	1,294	-	199,452	199,452	-	-	15,453	5.967	0.298
26	Saudi Arabia	8,290	289,676	-	21,877	81	-	319,924	319,924	-	-	5,682	9.171	0.459
27	South Africa*	1,794	53,497	8,741	-	280	-	64,312	64,312	-	-	9,562	0.000	0.000
28	Spain	2,763	614,548	40,887	38,035	9,916	-	706,149	685,421	-	20,728	74,555	21.093	1.055
29	Sweden	8,289	1,484,787	179,519	-	8,180	-	1,680,776	1,680,776	-	-	106,941	49.635	2.482
30	Switzerland	5,701	1,046,245	138,439	147,474	10,047	-	1,347,906	1,246,400	-	101,505	185,272	38.983	1.949
31	Turkey	40,693	713	721	729	-	-	42,857	42,370	-	486	-	1.176	0.059
32	United Arab Emirates	4,145	4,145	-	-	-	-	8,290	8,290	-	-	-	0.230	0.012
33	United Kingdom	7,873	3,041,263	575,112	403,951	40,438	-	4,068,637	3,755,125	-	313,512	224,805	110.501	5.525
34	United States of America	20,724	3,350,394	360,450	-	18,048	-	3,749,615	3,647,660	-	82,728	47,944	103.141	5.157
	Supplementary/voluntary contributions	-	157,576	57,441	142,489	7,295	-	364,801	541,509	-	54,827	4,464	0.000	0.000
	Total	**332,012**	**29,585,982**	**3,640,256**	**3,228,468**	**295,456**	**272,005**	**37,354,179**	**34,535,192**	**7,018**	**2,752,266**	**1,930,663**	**2,000.000**	**100.000**
	Supplementary information:													
	Supplementary contributions through accelerated encashment to reduce the gap	-	65,321	-	-	-	-	65,321	414,485	-	5,320	6,366		

* Donors to the Fund.

NOTE P – APPROVAL OF SPECIAL PURPOSE FINANCIAL STATEMENTS

On March 26, 2025, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2025.



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AFRICAN DEVELOPMENT FUND
Avenue Joseph Anoma
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Côte d'Ivoire

Independent Auditor's Report on the Special Purpose Financial Statements
Year ended 31 December 2024

To the Board of Governors of the African Development Fund

We have audited the accompanying special purpose financial statements of the African Development Fund which comprise the statement of net development resources as at 31 December 2024 and the statement of income and expenses and other changes in development resources, the statement of comprehensive income and the statement of cash flows for the year then ended, and notes comprising significant accounting policies and other explanatory information as set out in notes A to P.

In our opinion, the accompanying special purpose financial statements have been prepared, in all material respects, in accordance with the accounting and financial reporting matters as set out in the accounting policies in note B to the special purpose financial statements for the year ended 31 December 2024.

Basis for Opinion

Audit Framework
We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

Independence
We are independent of the Fund in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Justification of Assessments
We inform you that the assessments which, in our professional judgment, were of most significance in our audit of the financial statements, addressed the appropriateness of the accounting principles used, the reasonableness of the significant estimates made and the overall presentation of the financial statements.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the financial statements.



Other information

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the special purpose financial statements in accordance with articles 26(5), 35(1) and 35(3) of the Agreement Establishing the Fund and the accounting policies set out in note B to the special purpose financial statements, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the special purpose financial statements, management is responsible for assessing the Fund's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Fund or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Fund's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The special purpose financial statements were approved by the Board for transmission to the Board of Governors.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;

- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Fund's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Fund to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris—La Défense, April 29, 2025

The independent auditor
Deloitte & Associés

Jean-Vincent COUSTEL

ADF administrative budget for financial year 2025

(UA thousands)

Management Fees*	255,070
Direct Expenses	2,990
Total	**258,060**

* The amount represents the African Development Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services, and facilities based on a formula approved by the Fund's Board.

NIGERIA TRUST FUND

FINANCIAL MANAGEMENT

NTF Resources

The Nigeria Trust Fund (NTF) is a special fund administered by the Bank. The Fund's resources primarily consist of subscriptions by the Federal Republic of Nigeria. The NTF was established in 1976, for an initial period of thirty (30) years, when an agreement establishing the NTF was executed between the Bank and the Federal Republic of Nigeria, with a provision for extension by mutual agreement. Following a positive evaluation of its performance during the initial thirty (30) years of operation, the Agreement has been extended several times, most recently for five years effective from 25 April 2023.

Loan Products

NTF provides financing to the least developed and low-income regional member countries in the form of loans at concessionary rates to enhance economic development and social progress in Africa. The NTF has previously provided concessional financing exclusively to public sector operations. However, following the expansion of the Fund's mandate in 2008, private sector operations, including microfinance, are also eligible for the Fund's financial support.

Investments

The cash and treasury investments of the NTF, all denominated in US dollars, increased by UA 22.55 million (22.91 percent) to UA 120.98 million from UA 98.43 million as at 31 December 2023. This increase is attributable to additional cash receipts from net repayments of loans, currency translation gains on the portfolio of which UA 11.84 million relates to loan repayments received on behalf of the Bank.

Income from treasury investments increased by UA 0.44 million to UA 5.60 million from UA 5.16 million in December 2023. This represents a return of 5.67 percent, on an average liquidity level of UA 98.73 million, compared with a return of 5.49 percent on an average liquidity of UA 93.88 million in 2023. The portfolio performed in line with its benchmark in 2024, despite the lack of access to derivative instruments for interest rate risk hedging, which limits the range of available investment strategies.

Loan Portfolio

Cumulative loans signed, net of cancellations as at 31 December 2024 amounted to UA 352.62 million. As at 31 December 2024 there were 35 active loans with an outstanding amount of UA 95.18 million and 57 fully repaid loans amounting to UA 187.15 million. Figure 1.9 below presents the evolution of loans approved, loans disbursed, and the undisbursed balances from 2020 to 2024.

Disbursements

Disbursements in 2024 stood at UA 3.61 million, a decrease from UA 7.27 million disbursed in 2023. As at 31 December 2024, cumulative disbursements amounted to UA 332.46 million (2023: UA 328.85 million). A total of 78 loans amounting to UA 283.24 million were fully disbursed as at 31 December 2024, representing 82.20 percent of cumulative disbursements on that date. Figure 1.10 shows the evolution of loan disbursements and repayments over the past five years.

Repayments

Principal loan repayments amounted to UA 6.98 million in 2024 compared with UA 6.29 million in 2023, representing an increase of 10.97 percent over the previous year. Cumulative repayments as of December 2024 stood at UA 236.49 million.

FIGURE 1.9 Lending Status, 2020−2024

(UA millions)



FIGURE 1.10 Loan Disbursements and Repayments, 2020−2024

(UA millions)



Risk Management Policies and Processes

The NTF, like the Bank, seeks to reduce its exposure to risks that are not essential to its core business of providing development-related assistance. These include liquidity, currency and interest rate risks. The Fund follows stringent risk management procedures in managing these risks. Note D to the Financial Statements of the Fund provides the details of the risk management policies and practices employed by NTF.

FINANCIAL RESULTS

For the year ended 31 December 2024 the Fund reported a net income before distributions approved by the Board of Governors of UA 5.64 million, an increase of UA 0.68 million (13.71 percent) compared with UA 4.96 million reported for December 2023. The net income before distributions approved by the Board was primarily attributable to the combined effect of a UA 0.45 million increase in income from treasury investments and a UA 0.42 million decrease in administrative expenses partially offset by a UA 0.18 million increase in provisions for ECL on loan principal and charges due to changes in credit migration principles applied in the determination of significant increase in credit risk. This resulted in more loans and or charges migrating from stage 1 to stage 2.

Total income for the year ended 31 December 2024 increased by UA 0.41 million (6.60 percent) to UA 6.62 million, compared with UA 6.21 million reported for 31 December 2023. The reasons for the increase in Total Income are summarized below:

Loan income decreased slightly by UA 0.04 million (3.77 percent) for the year ended 31 December 2024 to UA 1.02 million, compared with UA 1.06 million earned for 31 December 2023. The lower income from loans is attributable to the lower outstanding loans balances and fewer new loan approvals. Treasury Investment income of UA 5.60 million for the year ended 31 December 2024 represents an increase of UA 0.44 million (8.53 percent) over the UA 5.16 million reported in 2023. This increase is attributable to the combined effect of (i) higher USD interest rates, (ii) a 8.20 percent increase in treasury investments portfolio, and (iii) the fair value gains of UA 0.96 million in 2024 compared with UA 0.77 million in 2023.

Expenses for the year ended 31 December 2024 decreased by UA 0.44 million (34.92 percent) to UA 0.82 million compared with UA 1.26 million for 31 December 2023. This decrease arose mainly from the lower share of Bank Group administrative expenses of 0.16 percent allocated to the NTF in 2024 compared with 0.37 percent allocated in 2023. The NTF share of the Bank Group administrative expenses with the Bank and ADF is based on a predetermined cost-sharing formula which is driven primarily by the allocation of staff time spent on the respective work program deliverables. In accordance with the Agreement establishing the Fund, the NTF's share of Bank Group administrative expenses is capped at 20 percent of the Fund's total annual Income.



FIGURE 1.11 Operating Results, 2020–2024
(UA millions)

Impairment on principal and charges for the year ended 31 December 2024 increased by UA 0.18 million (900 percent) to a loan loss provision of UA 0.16 million compared with a write-back of UA 0.02 million for 31 December 2023. The increase resulted from the revised principles governing a significant increase in credit risk, which led to more loans and charges migrating from stage 1 to stage 2.

Total reserves as at 31 December 2024 totaled UA 73.85 million, an increase of UA 10.88 million (17.28 percent) compared with UA 62.97 million as at 31 December 2023. The reserves increased mainly due to the net income and currency translation gains reported during the year.

Retained earnings as at 31 December 2024, increased by UA 5.14 million (3.29 percent) to UA 161.15 million from UA 156.01 million as at 31 December 2023, reflecting the net income earned during the year.

The cumulative currency translation adjustment (CCTA) as at 31 December 2024 decreased by UA 5.73 million (6.16 percent) to a loss of UA 87.31 million from a loss of UA 93.04 million as at 31 December 2023, mainly due to the appreciation of the USD against the UA during the year. (The UA was equivalent to 1.304130 and 1.341670 USD as at 31 December 2024 and 2023, respectively).

Nigeria Trust Fund

Financial Statements
For the year ended 31 December 2024

Balance Sheet	198
Income Statement	199
Statement of Comprehensive Income	199
Statement of Changes in Equity	199
Statement of Cash Flows	200
Notes to the Financial Statements	201
Independent Auditors Report	231

BALANCE SHEET AS AT 31 DECEMBER 2024

(UA thousands—Note B)

ASSETS	2024	2023
DUE FROM BANKS	18,259	3,500
TREASURY INVESTMENTS (Note F)	102,715	94,928
ACCOUNTS RECEIVABLE		
Accrued income and receivables on loans (net)	236	277
Accrued income on treasury investments	513	504
Other receivables	1,140	763
	1,889	1,544
LOANS (Notes D & G)		
Disbursed and outstanding (net)	91,697	92,542
TOTAL ASSETS	**214,560**	**192,514**

LIABILITIES & EQUITY	2024	2023
ACCOUNTS PAYABLE	12,129	960
EQUITY (Note H)		
Capital	128,586	128,586
Reserves		
Retained earnings	161,158	156,014
Cumulative currency translation adjustment (Note B)	(87,313)	(93,046)
Total reserves	73,845	62,968
Total equity	202,431	191,554
TOTAL LIABILITIES & EQUITY	**214,560**	**192,514**

The accompanying notes to the financial statements form part of this statement.

INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2024

(UA thousands—Note B)

	2024	2023
INCOME (Note I)		
Income and charges on loans	1,022	1,056
Income from treasury investments	5,601	5,155
Total income	**6,623**	**6,211**
EXPENSES		
Administrative expenses (Note J)	(818)	(1,242)
Financial charges	(15)	(17)
Gains/(losses) on exchange	10	(9)
Total expenses	**(823)**	**(1,268)**
(Provision)/writeback for ECLs on loan principal and charges (Notes B, D & G)	(160)	17
Total expenses and provision for impairment	**(983)**	**(1,251)**
Net Income before distributions approved by the Board of Governors	**5,640**	**4,960**
Distributions of income approved by the Board of Governors (Note H)	(496)	-
NET INCOME FOR THE YEAR	**5,144**	**4,960**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2024

(UA thousands—Note B)

	2024	2023
NET INCOME FOR THE YEAR	5,144	4,960
Other comprehensive income		
Currency translation gains/(losses)	5,733	(1,564)
Total other comprehensive income	5,733	(1,564)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**10,877**	**3,396**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2024

(UA thousands—Note B)

	Capital	Retained earnings	Cumulative currency translation adjustment	Total equity
BALANCE AT 1 JANUARY 2023	**128,586**	**151,054**	**(91,482)**	**188,158**
Net income for the year	-	4,960	-	4,960
Currency translation losses	-	-	(1,564)	(1,564)
BALANCE AT 31 DECEMBER 2023	**128,586**	**156,014**	**(93,046)**	**191,554**
BALANCE AT 31 DECEMBER 2023 AND 1 JANUARY 2024	**128,586**	**156,014**	**(93,046)**	**191,554**
Net income for the year	-	5,144	-	5,144
Currency translation gains	-	-	5,733	5,733
BALANCE AS AT 31 DECEMBER 2024	**128,586**	**161,158**	**(87,313)**	**202,431**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2024

(UA thousands—Note B)

	2024	2023
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	5,144	4,960
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision/(Writeback) for ECLs on loan principal and charges	160	(17)
Unrealized (gains)/losses on investments	293	(341)
Changes in accrued income and receivables on loans	40	1
Changes in net current assets/payables	10,844	(1,551)
Net cash generated from operating activities	**16,481**	**3,052**
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(3,612)	(7,273)
Repayment of loans	6,978	6,293
Treasury investments maturing after 3 months of acquisition:		
At fair value through profit or loss	(13,416)	12,938
Net cash (utilized)/generated in investing, lending and development activities	**(10,050)**	**11,958**
Net increase in cash and cash equivalents	6,431	15,010
Effect of exchange rate changes on cash and cash equivalents	2,992	(688)
Cash and cash equivalents at the beginning of the year	34,270	19,948
Cash and cash equivalents at the end of the year	**43,693**	**34,270**
COMPOSED OF:		
Treasury investments maturing within 3 months of acquisition	25,434	30,770
Cash	18,259	3,500
Cash and cash equivalents at the end of the year	**43,693**	**34,270**
SUPPLEMENTARY DISCLOSURE		
1. Operational cash flows from interest:		
Interest received	1,063	1,055
2. Movement resulting from exchange rate fluctuations on loans	2,681	(807)

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2024

NOTE A – NATURE OF OPERATIONS

The Nigeria Trust Fund (NTF or the Fund) was established as a Special Fund, under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank (ADB or the Bank) and the Federal Republic of Nigeria, for an initial period of thirty (30) years, from the effectiveness date, subject to extension by mutual agreement. The ADB, headquartered in Abidjan, Côte d'Ivoire, manages the resources of the Fund on behalf of the Government of Nigeria. The purpose of the Fund is to assist in the development efforts of the less advantaged ADB Regional Member Countries. Following the initial expiry of the agreement on 26 April 2006, and the successful completion of independent reviews of its performance, the Agreement has been extended several times, most recently for five years effective from 25 April 2023.

At the request of the Government of Nigeria, a comprehensive independent evaluation of the operations of the Fund was undertaken covering the period 2009 to 2024. Based on the outcome of the evaluation, it is proposed, subject to the approval by the Board of Governors to to amend the Agreement to, among other things, extend the duration of the NTF for fifteen years, upscale the Fund's impact by introducing new financial instruments, enhancing its operational efficiency through changes in the governance structure and simplifying access to it resources, etc.. These amendments to the agreement are expected to be effective from the date of approval and signature at the Bank's annual meeting in May 2025.

NOTE B – SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The financial statements of the Fund are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention except for certain financial assets that are carried at fair value.

The material accounting policy information is summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such an instrument is outstanding and held by the Fund. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest income is earned from loans and treasury investments and is presented separately on the income statement.

Commitment fees are accrued for unutilized or undisbursed loan facilities and recognised in the income statement.

Realized and unrealized fair value gains and losses are generated from treasury investments measured at fair value through profit or loss. They are recorded as part of income from treasury investments in the income statement.

Functional and Presentation Currencies

The Fund conducts its operations in United States Dollars (USD); and has determined that its functional currency is the USD. In accordance with Article VII, section 7.3, of the Agreement establishing the Fund, the financial statements are presented in Units of Account (UA).

The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

As at 31 December 2024, 1 UA was equivalent to 1.304130 USD (31 December 2023: 1.341670 USD).

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated from USD to UA at rates prevailing at the balance sheet date.

When transactions in currencies are converted to UA, all associated translation gains or losses are included in the determination of net income.

At each reporting period, foreign currency denominated balances and transactions are translated to the presentation currency. In such cases, the associated translation differences are presented in the other comprehensive income and accumulated in reserves under cumulative currency translation adjustment (CCTA). Changes in CCTA are reported in the statement of changes in equity. Capital replenishments are recorded in UA at the exchange rates prevailing at the time of receipt.

Financial Instruments

Financial assets and financial liabilities are recognized when the Fund assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Fund classifies its financial assets into the following categories: financial assets at amortized cost and financial assets at fair value through profit or loss (FVTPL). These classifications are determined based on both the Fund's business model and the sole payment of principal and interest criteria. In accordance with the Fund's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized Cost

A financial asset is classified as "amortized cost" only if the asset meets the objective of the Fund's business model to hold the asset to collect the contractual cash flows, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in financial assets are considered in determining whether the cash flows of the financial assets are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified at FVTPL.

Financial assets at amortized cost include amounts due from banks, treasury investments, loans and accounts receivable. Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments. They are initially measured at fair value and subsequently classified as measured at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant.

Cash and cash equivalents include amounts due from banks, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash. These are subject to an insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at FVTPL are initially recognized at fair value plus transaction costs.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or when the Fund has transferred substantially all risks and rewards of ownership. On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of the consideration received (including any new asset obtained less any new liability assumed) is recognized in the income statement.

Impairment of Financial Assets

The Fund applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: debt instruments measured at amortized cost, loan commitments, financial guarantee contracts and treasury investments held at amortized cost.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition.

Stage 1: 12-month ECLs

The Fund assesses ECLs on exposures where there has not been a significant increase in credit risk since initial recognition and that were not credit impaired upon origination. For these exposures, the Fund recognizes as a provision on the portion of the lifetime ECLs associated with the probability of default events occurring within the next 12 months. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount.

Stage 2: Lifetime ECLs – not credit impaired

The Fund assesses ECLs on exposures where there has been a significant increase in credit risk since initial recognition but are not credit impaired. The Fund recognizes these exposures as a provision of a lifetime ECLs (i.e., reflecting the remaining lifetime of the financial asset). Interest revenue is calculated by applying the effective interest rate to the gross carrying amount.

Stage 3: Lifetime ECLs – credit impaired

The Fund identifies ECLs on those exposures that are assessed as credit-impaired based on whether one or more events that have had a detrimental impact on the estimated future cash flows of that asset have occurred. For exposures that have become credit-impaired, a lifetime ECLs is recognized as a specific provision, and interest revenue is calculated by applying the effective interest rate to the amortized cost (net of provision) rather than the gross carrying amount.

Determining the Stage for Impairment

At each reporting date, the Fund assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Fund considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.

An exposure will migrate through the ECL stages as asset quality deteriorates or improves. If, in a subsequent period, asset quality improves and reverses any previously assessed significant increase in credit risk since origination, then the provision reverts from lifetime ECL to 12-months ECL. Exposures that have not deteriorated significantly since origination, or where the deterioration remains within the Fund's investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk.

The provision for these exposures is based on a 12-month ECL. When an asset is uncollectible, it is written-off against the related provision. Such assets are written off after all the necessary procedures are completed and the amount of the loss determined. Subsequent recoveries of amounts previously written-off reduce the amount of the expense in the income statement.

The Fund assesses whether the credit risk on an exposure has increased significantly on an individual or collective basis. For the purposes of a collective evaluation of impairment, financial instruments are grouped based on shared credit risk characteristics, taking into account instrument type, credit risk ratings, date of initial recognition, remaining term to maturity, industry, the geographical location of the borrower and other relevant factors.

Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss and are measured as follows.

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Fund in accordance with the contract and the cash flows that the Fund expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: As the present value of the difference between the contractual cash flows that are due to the Fund if the commitment is drawn down and the cash flows that the Fund expects to receive.

Financial guarantee contracts: As the expected payments to reimburse the holder less any amounts that the Fund expects to recover.

ECLs are recognized using a loss allowance account and recognized in the profit or loss.

For further details on how the Fund calculates ECLs, including the use of forward-looking information, refer to the Measurement and recognition of expected credit losses section under Risk Management in Note D.

2) Financial Liabilities

Financial liabilities include accounts payable and are subsequently measured at amortized cost. Financial liabilities are derecognized upon discharge, cancellation or expiration.

Offsetting Financial Instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid–offer spread or a significant increase in the bid–offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require an adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted investments in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Fund establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable.

Management believes that these methodologies and assumptions are reasonable; however, the values actually realized in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value.

Level 1 : Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2 : Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3 : Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Fund in estimating the fair values of financial instruments are as follows:

Cash and cash equivalents: The carrying amount approximates the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or through a valuation technique.

Loans: The Fund does not sell its loans, nor does it believe that there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimate of the expected cash flows of its loans. The fair valuation of loans has been determined using a discounted cash flow model based on year-end market lending rates in USD, including impairment percentages when applicable.

Retained Earnings
Retained earnings of the Fund consist of amounts allocated to reserves from prior years' income and unallocated current year net income.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below.

i) Impairment of Financial Assets

The measurement of impairment losses under IFRS 9 across all qualifying financial asset categories requires judgment, particularly the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and assessing a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances.

The Fund's ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

- The Fund's internal credit grading model, which assigns a probability of default (PD) to the individual grades.

- The Fund's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12-month or lifetime ECL basis and the applicable qualitative assessment.

- Development of ECL models, including the various formulas and the choice of inputs.

- Determination of associations between macroeconomic scenarios and economic inputs, such as unemployment levels and collateral values, and the effect on PD, exposure at default (EAD), and loss given defaults (LGD).

- Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs for the ECL models.

ii) Fair Values of Financial Instruments

The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are periodically calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Economic Outlook

In 2025, global economic growth is projected to stabilize due to declining inflation levels and policy rates easing by monetary authorities, and the attendant increase in economic activities. However, growth is expected to remain too slow and weak to sustain economic development, due to years of multiple shocks that have particularly affected the most vulnerable countries and widened income disparity between the advanced and developing countries.

In its latest *Global Economic Prospects* report of January 2025, the World Bank forecasts a global growth rate of 2.7 percent for 2025 and 2026, on the back of the relative return of inflation to target, ease in monetary rates and financial conditions, and modestly better trade and economic context. The World Bank noted, however, that the substantial policy uncertainty and downside risks and other headwinds may weaken the global rate more than projected. The World Bank therefore advised global authorities to put in place policy actions to drive long-term development.

The Bank Group latest *Macroeconomic Performance and Outlook* report (MEO 2025), released in February 2025 projected the average real GDP growth rate for Africa at 4.1 percent and 4.4 percent respectively for 2025 and 2026 from 3.2 percent estimate in 2024. This favourable growth forecast was based on the results of policy reforms in many African countries, aimed at improving sectoral productivity, quality and competitiveness (e.g. agriculture and manufacturing), and enhancing sustainable fiscal and debt positions. The report also projected that the continent's average inflation rate would decline from 18.6 percent in 2024 to steady at 12.6 percent in 2025 and 2026, due to tighter monetary policies and action. The MEO 2025 further indicated that Africa's economic performance is showing signs of improvement but remains vulnerable to global shocks and government policy actions are required for sustainable and inclusive growth.

Therefore, for growth to be inclusive in 2025, global and national authorities must pursue sound policy reforms to address fiscal imbalances and debt overhang, price instability and low production, geopolitical tension and climate change mitigation and adaption actions.

From a financial reporting perspective, the known and estimable effects of the various global events have been recorded in the financial statements for the year ended 31 December 2024, manifesting in **Net income before distribution approved by the Board of Governors** of UA 5.64 million compared with UA 4.96 million reported in the same period in 2023.

The increase in market interest rates caused total interest income from treasury investments in 2024 to increase by 5.95 percent (UA 0.26 million). Furthermore, the net realized, and unrealized fair value gains on treasury investments in 2024 increased to UA 0.96 million compared with UA 0.77 million in 2023.

On lending operations, income from loans decreased slightly by UA 0.04 million (3.77 percent) to UA 1.02 million, compared with UA 1.06 million earned for the year ended 31 December 2023. The significant increase in the credit risk of loans in stage 2 resulted in higher credit risk parameters and other macroeconomic factors (changes in ECL estimation parameters of LGD and PD, higher inflation and interest rate, etc.) led to a 4.78 percent year-to-date increase in reported ECLs. The higher credit risk of borrowers reflects a deterioration in the capacity of borrowers to meet their maturing obligations, increasing concerns about late or delayed payments, or expected or actual defaults. As a result, the ECL allowance increased by UA 0.18 million to a provision of UA 0.16 million for the year ended December 2024 compared with a writeback of UA 0.02 million for the same period in 2023.

Accordingly, the Fund will continue to monitor and take appropriate actions to manage its business and financial risks, apply risk management adjustments on its exposures, and report the effects of changes in market conditions in its financial statements as they become known and estimable.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

New and Amended IFRSs effective from 1 January 2024

A number of new or amended standards and interpretations issued by the International Accounting Standards Board (IASB) became effective for annual periods beginning on or after 1 January 2024 and beyond, earlier application permitted. The Fund has not early adopted any of the new or amended standards or interpretations in preparing these financial statements and none of these new and amended standards and interpretations are expected to have any significant impact on the Fund. Details of these standards and interpretations are presented below.

a) New International Financial Reporting Standards and Amendments Applicable from 1 January 2024

The following standards and amendments became mandatorily effective for annual reporting period commencing 1 January 2024.

1. **Lease Liability and Sale Back – Amendments to IFRS 16**
   The IASB issued amendments to IFRS 16 Leases in September 2022, specifying the principles that a seller-lessee should use in measuring lease liability arising from a sale and leaseback transaction. The Amendments provides a requirement that a seller-lessee should determine 'lease payments' or 'revised

lease payments' in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee.

2. **Classification of Liabilities as Current or Non-current and non-current liabilities with covenants – Amendments to IAS 1**

The IASB issued amendments to IAS 1 *Presentation to Financial Statements* in January 2020 and October 2022, specifying the requirements for classifying liabilities as current or non-current. The amendments require that an entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement for at least twelve months after the reporting period.

3. **Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7**

The IASB issued Supplier Finance Arrangements amendments, which amended IAS 7 *Statement of Cash Flows* and IFRS 7 *Financial Instruments: Disclosures* in May 2023, specifying the disclosures intended to assist users of financial statements to understand the effect of supplier finance arrangement on entity's liabilities, cash flows and liquidity risk. The Amendments require an entity disclose qualitative and quantitative including provides guidance on characteristics of supplier finance arrangements.

The Fund considered the amendments and determined that they were not significant to its operations and financial statements in the reporting period.

b) New International Financial Reporting Standards and Amendments Applicable from 1 January 2025 and beyond

The following standards and amendments had been issued but are mandatorily applicable for annual reporting periods beginning on or after 1 January 2025.

1. **Amendments to IAS 21 – Lack of Exchangeability**

The IASB issued Lack of Exchangeability which amended IAS 21 *The Effects of Changes in Foreign Exchange Rates* in August 2023. The amendment is to assist an entity in assessing whether a currency can be exchanged for another and determining the appropriate spot exchange rate when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The amendments are effective for annual periods beginning on or after 1 January 2025 and earlier application is permitted.

Management is currently assessing the effect of the standard on its operations and would decide on its application accordingly.

2. **Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7**

The IASB introduced targeted amendments to IFRS 9 *Financial Instruments* and IFRS 7 *Financial Instruments: Disclosures* in May 2024, to address recent practical challenges and incorporate new requirements applicable to both financial institutions and corporate entities. These amendments:

- Clarify the recognition and derecognition dates for certain financial assets and liabilities, introducing an exception for specific financial liabilities settled via an electronic cash transfer system.

- Provide further clarification and guidance on assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.

- Introduce new disclosure requirements for financial instruments with contractual terms that may alter cash flows, such as those linked to ESG targets.

- Revise disclosure requirements for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments are effective for annual periods beginning on or after 1 January 2026 and earlier application is permitted.

Management is currently assessing the effect of the standard on its operations and would decide on its application accordingly.

3. **IFRS 19 Subsidiaries without Public Accountability: Disclosures**
   The IASB issued IFRS 19 in May 2024, which applies to entities without public accountability, but whose parents prepare consolidated financial statements under IFRS Accounting Standards. IFRS 19 allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted. The standard is not expected to have any significant effect on the Fund's financial statements.

4. **IFRS 18 Presentation and Disclosure in Financial Statements**
   The IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements. IFRS 18 sets out the presentation and base disclosure requirements for financial statements and introduced changes, which will mostly affect the income statement. The standard requires an entity to classify items of income and expenses into three new categories – operating, investing and financing – and present subtotals for operating profit or loss. It also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures (MPMs) and eliminates classification options for interest and dividends in the statement of cash flows. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted but disclosure is required.

   Management is currently assessing the effect of the standard on its operations and would decide on its application accordingly.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

As described in Note A, the Bank manages the resources of the Fund on behalf of the Government of Nigeria. In exercising its fiduciary duties, the Bank applies specific risk management policies designed to protect the resources of the Fund through the Bank's General Authority on Asset and Liability Management (the ALM Authority). The ALM Authority sets out the guiding principles for managing the Fund's risks, including interest rate, currency, liquidity, counterparty credit and operational risks.

Under the ALM Authority, the President of the Bank is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). ALCO is the Bank's most senior management forum on finance and financial risk management issues and is chaired by the Vice President for Finance and Chief Finance Officer.

The ALCO meets regularly to perform its oversight role. Among its functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and projections and approves strategies to adjust the balance sheet. ALCO is supported by several standing working groups that report on specific issues, including interest rate risk, currency risk, and financial projections.

In late 2013, a Group Chief Risk Officer position was created reporting directly to the President of the Bank.

Day-to-day operational responsibilities for implementing the Bank's risk management policies and guidelines are delegated to the relevant business units, and the Financial Management Department is responsible for monitoring day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the Fund manages the individual sources of risk.

Credit Risk

Credit risk is the potential financial loss due to the default of one or more debtors/obligors. Credit risk, made up of sovereign credit risk from lending operations and counterparty credit risk from treasury operations, is the largest source of risk for the Fund.

1) Sovereign Credit Risk

When the Fund lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. Also, in extending credit to sovereign entities, it is exposed to country risk, which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Fund. Country credit risk is managed through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessment. As at 31 December 2024, Disbursed and outstanding loans, decreased by UA 0.85 million (0.91 percent) to UA 91.69 million from UA 92.54 million in December 2023, as a result of the combined effect of net repayments on loans (higher repayments than disbursement), currency translation gains and ECLs on loan principal and charges.

Country Exposure in Borrowing Member Countries

The Fund's outstanding loans as at 31 December 2024 and 31 December 2023 were to the following countries:

Summary of Loans as at 31 December 2024

(UA thousands)

Country	Number of loans	Total loans*	Unsigned Loans	Undisbursed balance	Cumulative provision for impairment	Disbursed and outstanding (net)	% of total loans outstanding (excluding provision)
Benin	2	6,785	-	1,084	(2)	5,699	5.99
Cameroon	1	1,957	-	-	(3)	1,954	2.06
Côte d'Ivoire	1	3,983	-	519	(1)	3,463	3.64
Eswatini	1	1,297	-	-	(1)	1,296	1.36
Gambia	3	4,645	-	-	(7)	4,638	4.88
Ghana	1	411	-	-	(2)	409	0.43
Guinea	1	150	-	-	-	150	0.16
Guinea-Bissau	1	163	-	-	(7)	156	0.17
Liberia	2	12,848	-	625	(1,170)	11,053	12.83
Madagascar	1	4,957	-	-	(11)	4,946	5.21
Malawi	3	13,961	-	2	(127)	13,832	14.66
Mali	2	5,534	-	2,559	(550)	2,425	3.13
Mauritania	4	12,272	-	6,220	(10)	6,042	6.36
Namibia**	1	0	-	-	-	0	0.00
Niger	1	7,566	-	3,952	(890)	2,724	3.80
Rwanda	2	6,945	-	-	(2)	6,943	7.30
São Tomé and Príncipe	1	2,400	-	2,400	-	0	0.00
Senegal**	1	0	-	-	-	0	0.00
Sierra Leone	2	6,266	-	-	(565)	5,701	6.58
Togo	2	10,300	-	2,546	(18)	7,736	8.15
Uganda	1	7,601	-	-	(3)	7,598	7.99
Zambia	1	5,302	-	255	(115)	4,932	5.30
Total	**35**	**115,343**	**-**	**20,162**	**(3,484)**	**91,697**	**100.00**

* Excludes fully repaid loans and canceled loans.
** Outstanding loans balance value is less than UA 100, at the current exchange rate.
Slight differences may occur in totals due to rounding.

Summary of Loans as at 31 December 2023

(UA thousands)

Country	Number of loans	Total loans*	Unsigned Loans	Undisbursed balance	Cumulative provision for impairment	Disbursed and outstanding (net)	% of total loans outstanding (excluding provision)
Benin	2	7,116	-	1,094	(22)	6,000	6.28
Cameroon	1	2,017	-	-	(8)	2,009	2.10
Côte d'Ivoire	1	4,057	-	1,550	(7)	2,500	2.62
Eswatini	1	1,576	-	-	(4)	1,572	1.64
Gambia	3	5,230	-	-	(194)	5,036	5.46
Ghana	1	499	-	-	(4)	495	0.52
Guinea	1	437	-	-	(17)	420	0.46
Guinea-Bissau	1	187	-	-	(12)	175	0.18
Liberia	2	13,189	-	625	(493)	12,071	13.11
Madagascar	1	5,130	-	-	(37)	5,093	5.35
Malawi	3	14,174	-	421	(794)	12,959	14.35
Mali	2	5,683	-	3,458	(610)	1,615	2.32
Mauritania	4	12,643	-	6,735	(31)	5,877	6.16
Namibia**	1	0	-	-	-	0	0.00
Niger	1	7,555	-	4,029	(42)	3,484	3.68
Rwanda	2	7,711	-	912	(24)	6,775	7.09
São Tomé and Príncipe	1	2,400	-	2,400	-	0	0.00
Senegal**	1	0	-	-	-	0	0.00
Sierra Leone	2	6,637	-	158	(251)	6,228	6.76
Togo	2	10,418	-	2,559	(52)	7,807	8.20
Uganda	1	7,916	-	-	(28)	7,888	8.26
Zambia	1	5,488	-	255	(695)	4,538	5.46
Total	**35**	**120,063**	**-**	**24,196**	**(3,325)**	**92,542**	**100.00**

* Excludes fully repaid loans and canceled loans.
** Outstanding loans balance value is less than UA 100, at the current exchange rate.
Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment

As at 31 December 2024, all the Fund's loans were made only to public sector borrowers, and such loans generally carry a full sovereign guarantee or the equivalent from the borrowing member state.

The Fund's credit risk management framework is based on a systematic credit risk assessment using a uniform internal credit risk rating scale that is calibrated to reflect the Fund's statistical loss expectations, as shown in the table below.

Internal rating scale equivalent

| Risk Class | Revised rating scale | International ratings | | Assessment |
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

The Fund recently reviewed its sovereign rating framework, and the revised framework was implemented in June 2024. The Fund's sovereign credit ratings, which are used for country creditworthiness assessment, are derived from an assessment of six risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the payment track record with the Fund and arrears on external debt. These six risk indices are combined to derive a composite country risk index which is translated into credit risk ratings for sovereign counterparties. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries comply with their country exposure limits and approves changes in loss provisioning, if required.

Preferred Creditor Treatment

In addition to the review of sovereign risk factors and recalibration of the sovereign rating model, the revised sovereign rating framework introduced a methodology in 2024 to account for Preferred Creditor Treatment (PCT) rating uplift and Expected Credit Loss (IFRS 9) analysis. The PCT methodology, reflects analysis based on rating agency and Global Emerging Markets (GEMs) sovereign default rates and country-specific considerations and will be subject to ongoing review to consider alternative approaches to incorporating PCT in future.

Portfolio Risk Monitoring

It is the Fund's policy that if the payment of principal, interest or other charges becomes 30 days overdue, no new loans to that country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loans be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that borrower country are suspended until all overdue amounts have been paid.

2) Counterparty Credit Risk

Counterparty credit risk is the potential for loss due to the failure of a counterparty to honor its obligation. Various financial instruments are used to manage the Fund's exposure to fluctuations in market interest and currency rates and to invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Fund.

Given the nature of the Fund's business, it is not possible to completely eliminate counterparty credit risk; however, this risk is minimized by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures. Counterparties for treasury assets must meet the Fund's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For counterparties that are rated below the minimum rating requirements, approval by ALCO is required.

The following table details the minimum credit ratings for authorized investment counterparties.

Minimum credit ratings of Treasury Investments

	Maturity					
	6 months	**1 year**	**5 years**	**10 years**	**15 years**	**30 years**
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations, including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Asset-backed securities/ mortgage-backed securities (ABS/MBS)	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Fund invests in money market mutual funds with a minimum rating of AA-/Aa3. In addition to these minimum rating requirements, the Fund operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 10 percent of the Fund's total liquidity for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and regularly monitored against the Fund's credit limits after considering the benefits of any collateral.

As shown in the following table, the estimated potential counterparty credit exposure of the portfolio continues to be predominantly in the AA- or higher-rated class.

	Credit risk profile of the investment and derivative portfolios		
	AAA	AA+ to AA-	A+ and lower
2024	61%	14%	25%
2023	40%	29%	31%
2022	31%	46%	23%
2021	53%	18%	29%
2020	40%	44%	16%

Expected Credit risk

Definition of default

The definition of default for determining ECLs considers indicators that the debtor is unlikely to pay, and it is past due for more than 180 days for sovereign counterparties on any material credit obligation to the Fund.

The Fund rebuts the IFRS 9's 90 days past due rebuttable presumption in the Fund's sovereign loan portfolio because the sanction policy of the Fund defines a non-accrual or non-performing loan as a loan that is at least 180 days past due. This is also current practice with other multilateral development banks.

The Fund considers that the obligor is unlikely to pay its credit obligations to the Fund without recourse by the Fund to actions such as realizing security.

Credit Risk Grades

The Fund allocates each exposure to a credit risk grade based on a variety of data that are determined to be predictive of the risk of default and the application of experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of borrower.

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in exposure being moved to a different credit risk grade. The monitoring of the respective exposures involves the use of the following.

• Actual and expected significant changes in the political, regulatory and technological environment of the borrower or in its business activities.

• Data from credit reference agencies, press articles and changes in external credit ratings.

• Modifications of financial assets and financial liabilities

The contractual terms of a loan may be modified for several reasons, including changing market conditions, customer retention, and other factors not related to the current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the accounting policy set out in the Fund's accounting policy.

When the terms of a financial asset are modified and the modification does not result in derecognition, the determination of whether the asset's credit risk has increased significantly reflects comparison of:

• Its remaining lifetime probability of default at the reporting date based on the modified terms, with

• The remaining lifetime PD estimated based on data at initial recognition and the original contractual terms.

If the terms of a financial asset are modified, the Fund considers whether the cash flows arising from the modified asset are substantially different. If substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized.

If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Fund recognizes a modification gain/loss in the statement of profit/loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

Measurement and recognition of expected credit losses

ECLs are calculated by multiplying three main credit risk components, the probability of default (PD), loss given default (LGD) and the exposure at default (EAD), discounted at the appropriate Effective Interest Rate (EIR) at the reporting date.

These credit risk parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between rating classes, this will lead to a change in the estimate of the associated PD. PDs are estimated considering the contractual maturities of exposures and estimated prepayment rates.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macroeconomic scenario that affect credit risk. The Fund will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

LGD is the magnitude of the likely loss if there is a default. The Fund estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The non-sovereign LGD model considers seniority of the claim, whereas sovereign LGDs are driven by rating class and several macroeconomic factors. For non-sovereign stage 3 exposures, LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

The Fund's loss given default (LGD) model for the sovereign loans portfolio is in accordance with the global best practices of the sector and the Fund's Model Risk Management (MRM) guidelines. This model allows for a lower dependence on the effective interest rate (EIR) and its high volatility. The LGD model is now based on historical losses observed on the Fund's sovereign portfolio mainly which is estimated with time value money of the amount in arrears over the default period. This approach to estimate the observed losses captures the Fund's PCT status as no losses on principal and interest due have been observed in the sovereign portfolio. Adjustments, based on scorecard composed of several macroeconomic factors, are then made to the historical observed losses grouped by ratings to estimate the LGD. This model integrates an estimate of the recovery costs and a floor to capture its value.

In line with the MRM framework, the CRC cleared the implementation of this model. The Fund conducts periodic reviews of this model or whenever a substantial change occurs in the economic environment in line with its model risk management.

EAD represents the expected exposure in the event of a default. The Fund derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract, including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

Assessment of Significant Increase in Credit Risk

When determining whether the risk of default has increased significantly since initial recognition, the Fund considers both quantitative and qualitative information and analysis based on the Fund's historical experience and expert credit risk assessment, including forward-looking information that is available without undue cost or effort. Irrespective of the outcome of the above assessment, the Fund presumes that the credit risk on its sovereign and non-sovereign loan has increased significantly since initial recognition when contractual payments are more than 180 days past due for sovereign loans and more than 90 days past due for non-sovereign loans. The reason for rebutting the IFRS rebuttable presumption is explained in the definition of default above.

Despite the foregoing, the Fund assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Fund considers a financial asset to have low credit risk when it has an internal or external credit rating of "investment grade" as per globally understood definition.

The Fund has recently reviewed its criteria for stage classification by improving them to align with industry best practices and IFRS 9 standards. The new criteria which are driven by rating downgrade notches are more granular and sensitive. These new criteria were cleared by the CRC and implemented in July 2024.

The Fund regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying a significant increase in credit risk before the amount becomes past due.

Incorporation of forward-looking information

The Fund considers a range of three relevant forward-looking macro-economic scenarios (baseline, optimistic and pessimistic) assumptions for the determination of unbiased ECLs. All the risk parameters used to compute the ECL are approved by the Credit Risk Committee which consists of senior executives from risk, finance and operations functions.

Incorporating forward-looking information increases the degree of judgment required as to how changes in these macroeconomic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of expected credit losses

The Fund calculates ECLs based on three probability-weighted scenarios. The three scenarios are base, optimistic and pessimistic. Each of these scenarios is associated with different PDs, EADs and LGDs parameters.

These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking customer and macro-economic data.

The Fund recognizes all ECLs in the income statement in the reporting period when it is determined and as an adjustment to the loss allowance account on the balance sheet. When the Fund has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECL is no longer met, the Fund measures the loss allowance at an amount equal to 12-month ECL at the current reporting period. This determination and subsequent reversal of loss allowance (i.e. write back) is based on the financial instrument being cured and appropriate for the backward transfer.

Expected Credit Losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2), or which are credit-impaired (stage 3). The exposures are classified in stages based on staging criteria discussed above.

Impairment of Financial Instruments by Stage

Gross Exposure/Impairment Allowance

The table below reconciles the total ECL allowances on principal and charges between 31 December 2024 and 31 December 2023 by stage.

As at 31 December 2024

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening at 01 Jan 2023	2,347	1,014	-	3,361
Transfer from Stage 1 to Stage 2	(229)	229	-	-
Net write back	(85)	68	-	(17)
At 31 December 2023	**2,033**	**1,311**	**-**	**3,344**
Opening at 01 Jan 2024	2,033	1,311	-	3,344
Transfer from Stage 1 to Stage 2	(608)	608	-	-
Net provision	(1,062)	1,222	-	160
At 31 December 2024	**363**	**3,141**	**-**	**3,504**

The cumulative ECLs allowance on loan principal and charges reported on the balance sheet increased by UA 0.16 million (4.79 percent) to UA 3.50 million in December 2024 from UA 3.34 million in December 2023. The increase is attributable to the introduction of the Preferred Creditor Treatment (PCT) benefit and a revised SICR criteria approved by the CRC in July 2024. The PCT benefit parameter resulted in lower PD estimates used in the ECLs estimation for loans in Stage 1 while the revised SICR criteria resulted in more migrations of loans from Stage 1 to Stage 2. The revised SICR criteria was mainly responsible for the increase in ECLs for the year.

The tables below show the gross loans by counterparty type and ECLs allowances for 31 December 2024 and 31 December 2023 by stage.

As at 31 December 2024

(UA thousands)

	Gross exposure/impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Sovereign loans (gross)	69,438	25,743	-	95,181
Total loans at amortized cost	69,438	25,743	-	95,181
Less: Impairment allowance	(361)	(3,123)	-	(3,484)
Total net exposure at 31 December 2024	**69,077**	**22,620**	**-**	**91,697**

As at 31 December 2023

(UA thousands)

	Gross exposure/impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Sovereign loans (gross)	88,409	7,458	–	95,867
Total loans at amortized cost	88,409	7,458	–	95,867
Less: Impairment allowance	(2,019)	(1,306)	–	(3,325)
Total net exposure at 31 December 2023	**86,390**	**6,152**	**–**	**92,542**

The tables below show the Gross Charges and ECL allowances by stage for 31 December 2024 and 31 December 2023.

As at 31 December 2024

(UA thousands)

	Gross exposure/impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Charges (gross)	205	51	–	256
Total gross charges on loans at amortized cost	205	51	–	256
Less: Impairment allowance	(2)	(18)	–	(20)
Total net exposure at 31 December 2024	**203**	**33**	**–**	**236**

As at 31 December 2023

(UA thousands)

	Gross exposure/impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Charges (gross)	289	7	–	296
Total gross charges on loans at amortized cost	289	7	–	296
Less: Impairment allowance	(14)	(5)	–	(19)
Total net exposure at 31 December 2023	**275**	**2**	**–**	**277**

The tables below show ECLs allowances by instrument type for 31 December 2024 and 31 December 2023 by stage.

As at 31 December 2024

(UA thousands)

	Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance on loan principal	(361)	(3,123)	–	(3,484)
Impairment allowance on charges on loans	(2)	(18)	–	(20)
Total provision at 31 December 2024	**(363)**	**(3,141)**	**–**	**(3,504)**

As at 31 December 2023

(UA thousands)

	Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance on loan principal	(2,019)	(1,306)	–	(3,325)
Impairment allowance on charges on loans	(14)	(5)	–	(19)
Total provision at 31 December 2023	**(2,033)**	**(1,311)**	**–**	**(3,344)**

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. To mitigate liquidity risk, the Fund's investment management policy ensures that it has sufficient liquid assets to meet its disbursement obligations. For 31 December 2024, the Fund's exposures are from short-term account payables, and the Fund has adequate liquid assets to match the obligations as they fall due.

Currency Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. The Fund manages its currency risk by holding all of its investments and loans in US dollars, the currency in which the Fund's resources are denominated. The Fund is not significantly exposed to currency risk from its operations.

Interest Rate Risk

The Fund is exposed to fair value interest rate risk on its portfolio of loans and investments. All of the Fund's loans have fixed interest rates. Investments are managed against the monthly average of appropriate Alternative Reference Rates (ARR), usually SOFR in order to manage available resources prudently. Re-pricing risk is not considered significant in comparison to the Fund's equity resources and is accordingly not hedged. Interest rate risk is managed using sensitivity analysis and details are presented below.

As at 31 December 2024, the Fund had UA 20.16 million loans which were committed but not yet disbursed (December 2023: UA 24.19 million). The interest rate on these undisbursed loans has been fixed at between 2 to 4 percent per annum.

Interest Rate Risk Position as at 31 December 2024

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Expected credit loss	Total
Assets								
Due from banks	18,259	–	–	–	–	–	–	18,259
Treasury investments	32,364	15,490	20,215	34,636	10	–	–	102,715
Accounts receivable	1,889	–	–	–	–	–	–	1,889
Loans	7,210	7,290	7,340	7,150	6,020	60,171	(3,484)	91,697
	59,722	22,780	27,555	41,786	6,030	60,171	(3,484)	214,560
Liabilities								
Accounts payable	(12,129)	–	–	–	–	–	–	(12,129)
Interest rate risk position as at 31 December 2024	**47,593**	**22,780**	**27,555**	**41,786**	**6,030**	**60,171**	**(3,484)**	**202,431**

Interest Rate Risk Position as at 31 December 2023

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Expected credit loss	Total
Assets								
Due from banks	3,500	-	-	-	-	-	-	3,500
Treasury investments	91,196	3,722	10	-	-	-	-	94,928
Accounts receivable	1,544	-	-	-	-	-	-	1,544
Loans	6,940	6,800	6,900	6,930	6,750	61,547	(3,325)	92,542
	103,180	10,522	6,910	6,930	6,750	61,547	(3,325)	192,514
Liabilities								
Accounts payable	(960)	-	-	-	-	-	-	(960)
Interest rate risk position as at 31 December 2023	**102,220**	**10,522**	**6,910**	**6,930**	**6,750**	**61,547**	**(3,325)**	**191,554**

Currency and Interest Rate Sensitivity Analysis

The Fund holds all of its investments and loans in US dollars and therefore is exposed only to translation adjustment as the Fund's assets are reported in UA for financial reporting purposes. However, the Fund is moderately exposed to interest rate and asset price risks, which is monitored using sensitivity analysis.

Movements in interest rates have an impact on the reported fair value of the trading portfolio. The table below shows the effect of a parallel yield curve movement +/− 100 basis point as at 31 December 2024 and 2023, respectively.

Sensitivity analysis of Treasury Investments at fair value

(UA thousands)

	+100 basis points		−100 basis points	
	2024	**2023**	**2024**	**2023**
(Loss)/gain on investments measured at fair value	(0.025)	(124.340)	0.098	124.811

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of financial assets and liabilities and their respective fair values as at 31 December 2024 and 31 December 2023.

Analysis of Financial Assets and Liabilities by Measurement Basis

31 December 2024

(UA thousands)

	Financial assets and liabilities through profit or loss		Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
	Mandatorily at fair value	Designated at fair value			
Due from banks	-	-	18,259	18,259	18,259
Treasury investments	102,715	-	-	102,715	102,715
Accounts receivable	-	-	1,889	1,889	1,889
Loans (net)	-	-	91,697	91,697	91,697
Total financial assets	**102,715**	**-**	**111,845**	**214,560**	**214,560**
Accounts payable	-	-	12,129	12,129	12,129
Total financial liabilities	**-**	**-**	**12,129**	**12,129**	**12,129**

31 December 2023

(UA thousands)

	Financial assets and liabilities through profit or loss		Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
	Mandatorily at fair value	Designated at fair value			
Due from banks	-	-	3,500	3,500	3,500
Treasury investments	94,928	-	-	94,928	94,928
Accounts receivable	-	-	1,544	1,544	1,544
Loans (net)	-	-	92,542	92,542	92,542
Total financial assets	**94,928**	**-**	**97,586**	**192,514**	**192,514**
Accounts payable	-	-	960	960	960
Total financial liabilities	**-**	**-**	**960**	**960**	**960**

NOTE F – TREASURY INVESTMENTS

As part of its portfolio management strategy, the Fund invests in government and agency obligations, time deposits and asset-backed securities.

For government and agency obligations with final maturities longer than 1 year, the Fund may only invest in obligations with counterparties having a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries of the Bank or other official entities. For asset-backed securities, the Fund may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments with maturities of not more than 1 year and a minimum rating of A.

As at 31 December 2024, the treasury investment portfolio increased by UA 7.79 million (8.20 percent) to UA 102.72 million from UA 94.93 million as at 31 December 2023, as a result of cash receipt from net repayments from loans and currency translations gains on the portfolio.

All treasury investments were held at fair value through profit and loss as at 31 December 2024.

The Fund's treasury investments at FVTPL at 31 December 2024 and 31 December 2023 are summarized below.

(UA thousands)

	2024	2023
Time deposits	25,434	30,770
Asset-backed securities	10	10
Government and agency obligations	77,271	64,148
Total	**102,715**	**94,928**

The table below classifies the Fund's treasury investments as at 31 December 2024 and 31 December 2023 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

Fair value hierarchy of Treasury Investments

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2024	2023	2024	2023	2024	2023	2024	2023
Time deposits	25,434	30,770	-	-	-	-	25,434	30,770
Asset-backed securities	-	-	-	-	10	10	10	10
Government and agency obligations	77,271	64,148	-	-	-	-	77,271	64,148
Total	**102,705**	**94,918**	**-**	**-**	**10**	**10**	**102,715**	**94,928**

Fair value measurement of financial instruments using valuation technique with no significant input from observable market data (level 3 hierarchy) at 31 December 2024 and 2023 are made up as follows.

(UA thousands)

	2024	2023
Balance at 1 January	10	10
Losses recognized in the income statement	-	-
Balance at 31 December	**10**	**10**

The contractual maturity structure of the Fund's treasury investments as at 31 December 2024 and 31 December 2023 was as follows.

Maturity structure of Treasury investments
(UA thousands)

	2024	2023
One year or less	32,364	91,196
More than one year but less than two years	15,490	3,722
More than two years but less than three years	20,215	10
More than three years but less than four years	34,636	-
More than four years but less than five years	10	-
More than five years	-	-
Total	**102,715**	**94,928**

The notional value of treasury investments as at 31 December 2024 was UA 102.72 million (31 December 2023: UA 94.93 million), while the average year-to-date yield was 5.67 percent (31 December 2023: 5.49 percent). Accrued income on treasury investments as at 31 December 2024 increased by UA 0.01 million (1.79 percent) to UA 0.51 million from UA 0.50 million as at 31 December 2023.

NOTE G − LOANS

Loans originated before 22 September 2003 carry an interest rate of four percent (4%) on the outstanding balance. With effect from 22 September 2003, pursuant to the Board of Governors' resolution B/BG/2003/11 3 June 2003 and the protocol agreement between the Government of Nigeria and the Bank, dated 22 September 2003, the interest rate on loans was changed from a flat 4 percent per annum to a range of 2 percent to 4 percent (inclusive) per annum on the outstanding balance and future undisbursed loans. Furthermore, a 0.75 percent commission is payable on undisbursed balances commencing 120 days after the signature of the loan. Loans approved prior to the extension of the Agreement are granted for a maximum period of 25 years, including a grace period of up to 5 years.

Following the extension of the Agreement in April 2008, the terms of the NTF loans were further modified in line with the terms of financing in the operational guidelines of the Fund, approved pursuant to the Board of Directors' resolution ADB/BD/ WP/2008/196 of 2 December 2008 which stipulates that the resources of the Fund will henceforth be deployed in accordance with the following three options:

- Financial terms for the first option include: (i) no interest charges on NTF loans, (ii) a service charge of 0.75 percent per annum on outstanding balances, (iii) a commitment fee of 0.5 percent per annum on undisbursed commitments and (iv) a 20-year repayment period with a 7-year grace period.

- Financial terms for the second option include: (i) no interest charges on NTF loans, (ii) a service charge of 0.75 percent per annum on outstanding balances, (iii) a commitment fee of 0.5 percent per annum on undisbursed commitments and (iv) a 15-year repayment period with a 5-year grace period.

- Financial terms for the third option would be the same terms as for the AfDB private sector financing, taking into consideration the risk analysis of the project.

For all the above-mentioned options, the grace period starts from the date of signing of the financing agreement or at a date agreed among co-financiers, in the case of co-financed projects.

For private sector operations, a commitment fee of 0.75 percent per annum on undisbursed balances is effective 120 days after the signing of the loan agreement.

The NTF provides financing to suit the needs of its borrowers.

Loan Ceilings

In order to promote broader coverage of the NTF resources, utilization will be subject to a ceiling for each operation. For both public and private sector operations, a ceiling of USD 10 million per project will apply. Project proposals of more than USD 10 million may be considered if there is strong justification. This will be subject to review, as appropriate, depending on the recommendations of the mid-term reviews of the NTF.

The Fund's loan regulations require that loans be expressed in UA and repaid in the currency disbursed. As at 31 December 2024, all loans disbursed were repayable in United States dollars.

The contractual maturity structure of the Fund's gross loans as at 31 December 2024 and 31 December 2023 was as follows:

Maturity structure of Gross Loans
(UA millions)

Periods	2024 Amount	%	2023 Amount	%
One year or less	7.21	7.58	6.94	7.24
More than one year but less than two years	7.29	7.66	6.80	7.09
More than two years but less than three years	7.34	7.71	6.90	7.20
More than three years but less than four years	7.15	7.51	6.93	7.23
More than four years but less than five years	6.02	6.32	6.75	7.04
More than five years	60.17	63.22	61.55	64.20
Total	**95.18**	**100.00**	**95.87**	**100.00**

The weighted-average interest yield on outstanding loans for the year ended 31 December 2024 was 0.95 percent (0.94 percent as at 31 December 2023). Borrowers may prepay loans, subject to the terms specified in the loan agreement.

Disbursed and Outstanding Loans

The Fund's loans are disbursed to sovereigns. As at 31 December 2024, no loan made to or guaranteed by borrowing countries was overdue or considered to be impaired. The table below shows the Gross loans and Charges, including their respective impairment provisions and ECL coverage ratio as at 31 December 2024 and 31 December 2023.

Gross Loan Principal and Charges including ECL Allowance

31 December 2024

(UA thousands)

	Gross exposure			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	69,438	25,743	-	95,181
Interest receivables	205	51	-	256
Total	**69,643**	**25,794**	**-**	**95,437**
	Impairment allowance			
Loan principal	361	3,123	-	3,484
Interest receivables	2	18	-	20
Total	**363**	**3,141**	**-**	**3,504**
	Net outstanding			
Loan principal	69,077	22,620	-	91,697
Interest receivables	203	33	-	236
Total	**69,280**	**22,653**	**-**	**91,933**
	ECL coverage ratio			
Loan principal	0.52%	12.13%	0.00%	3.66%
Interest receivables	0.98%	35.29%	0.00%	7.81%
Total coverage ratio	**0.52%**	**12.18%**	**0.00%**	**3.67%**

31 December 2023

(UA thousands)

	Gross exposure			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	88,409	7,458	-	95,867
Interest receivables	289	7	-	296
Total	**88,698**	**7,465**	**-**	**96,163**
	Impairment allowance			
Loan principal	2,019	1,306	-	3,325
Interest receivables	14	5	-	19
Total	**2,033**	**1,311**	**-**	**3,344**
	Net outstanding			
Loan principal	86,390	6,152	-	92,542
Interest receivables	275	2	-	277
Total	**86,665**	**6,154**	**-**	**92,819**
	ECL coverage ratio			
Loan principal	2.28%	17.52%	0.00%	3.47%
Interest receivables	4.84%	75.61%	0.00%	6.46%
Total coverage ratio	**2.29%**	**17.56%**	**0.00%**	**3.48%**

Carrying Amounts and Fair Value

The tables below present the outstanding principal, accrued income and charges receivable on loans and ECL allowance including their fair value as at 31 December 2024 and 31 December 2023. The carrying amounts approximate their fair values.

Loan Principal

(UA thousands)

	Carrying/fair value	
	2024	**2023**
Loan balance	95,181	95,867
Accumulated provision for impairment on loans	(3,484)	(3,325)
Net balance	**91,697**	**92,542**

Accrued Income and Charges

(UA thousands)

	Carrying/fair value	
	2024	**2023**
Accrued income and charges receivable on loans	256	296
Accumulated provision for impairment on interest charges and receivable on loans	(20)	(19)
Net balance	**236**	**277**

NOTE H – EQUITY

Equity is composed of Fund capital, reserves and retained earnings, and cumulative currency translation adjustments. These are further detailed as follows:

Fund Capital

The initial capital of the Fund was NGN 50 million, which was payable in two equal installments of NGN 25 million each, in freely convertible currencies. The first installment, equivalent to USD 39.90 million, was received by the Bank on 14 July 1976, and the second installment, equivalent to USD 39.61 million, was received on 1 February 1977.

In May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with NGN 50 million. The first installment of NGN 35 million, equivalent to USD 52.29 million, was received on 7 October 1981. The second installment of NGN 8 million, equivalent to USD 10.87 million, was received on 4 May 1984. The third installment of NGN 7 million, equivalent to USD 7.38 million, was received on 13 September 1985.

Following a request by the Government of Nigeria, on 14 June 2006, a withdrawal of USD 200 million (UA 135.71 million) was made by the Government of Nigeria from the resources of the Fund.

A second request for a withdrawal of USD 200 million (UA 129.04 million) was paid to the Government of Nigeria in July 2009.

During the year ended 31 December 2014, the Government of Nigeria authorized the withdrawal of USD 13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for post-conflict countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of USD 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

The table below presents the Fund's Retained earnings as at 31 December 2024 and 31 December 2023 as follows:

Retained Earnings and CCTA

1. Retained Earnings

(UA thousands)

Balance at 1 January 2023	151,054
Net income for the year	4,960
Balance at 31 December 2023	**156,014**
Balance at 31 December 2023 and 1 January 2024	**156,014**
Net income for the year	5,144
Balance at 31 December 2024	**161,158**

The Board of Governors of the Bank approves the transfers of part of the Fund's annual income for the year to Heavily Indebted Poor Countries. Transfers approved by the Board of Governors of the Bank are reported within the income statement as expenses in the year the transfer is approved.

2. Cumulative Currency Translation Adjustments

Cumulative currency translation adjustments as at 31 December 2024 and 31 December 2023 were as follows:

(UA thousands)

	2024	2023
Balance at 1 January	(93,046)	(91,482)
Translation gains/(losses) during the year	5,733	(1,564)
Balance at 31 December	**(87,313)**	**(93,046)**

NOTE I – INCOME

Interest and Charges on Loans

Interest and charges on loans for the year ended 31 December 2024 and 31 December 2023 were as follows:

(UA thousands)

	2024	2023
Interest income on loans not impaired	913	904
Commitment charges	109	152
Total	**1,022**	**1,056**

Income from Treasury Investments
Income from investments for the year ended 31 December 2024 and 31 December 2023 were as follows:

(UA thousands)

	2024	2023
Interest income	4,644	4,383
Fair value gains or losses		
Realized fair value gains	1,250	431
Unrealized fair value (losses)/gains	(293)	341
Total fair value gains	957	772
Total income from Treasury Investments	**5,601**	**5,155**

NOTE J – ADMINISTRATIVE EXPENSES

According to the Agreement establishing the NTF, the Fund shall pay to the AfDB the expenses incurred in the management of the Fund as follows:

a) Separately identifiable costs incurred by the Bank for the Fund.

b) Indirect costs incurred by the Bank in the management of the Fund.

However, the annual payment for the expenses incurred by the Bank is capped and shall not exceed 20 percent of the Fund's gross income during each period. The administrative cost-sharing formula may be reviewed from time to time by mutual agreement. The administrative expenses recognized for the year ended 31 December 2024 was UA 0.81 million compared with UA 1.24 million for 31 December 2023, representing a decrease of 34.68 percent. This amount recognized as administrative expenses represents the Fund's share of the Bank Group expenses for the period.

NOTE K – RELATED PARTIES

The Nigeria Trust Fund is administered by the African Development Bank. The AfDB conducts the general operations of the NTF based on the terms of the Agreement and in consultation with the Government of Nigeria. The NTF utilizes the offices, staff, organization, services and facilities of the Bank and reimburses the Bank for its share of the costs of such facilities, based on an agreed-upon cost-sharing formula (see Note J). The amount outstanding as at 31 December 2024 in respect of the Fund's share of administrative expenses was UA 0.11 million (31 December 2023: UA 0.85 million) and is included in accounts payable on the balance sheet. Also, the Fund's Due from Bank balances included a payable of UA 11.84 million of loan repayment received on behalf of AfDB as at 31 December 2024, settled in 2025.

NOTE L – SEGMENT REPORTING

The objective of the Fund is to provide loan funds to the less advantaged AfDB regional member countries for development purposes. The Fund's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. Management has concluded that the Fund has only one reportable segment in accordance with IFRS 8.

The main products and services from which the Fund derives its revenue are loans to AfDB regional member countries and treasury investments.

Total revenue for the years ended 31 December 2024 and 2023 is detailed as follows:

(UA thousands)

	2024	2023
Interest income and charges on loans with sovereign guarantee	1,022	1,056
Treasury investment income	5,601	5,155
Total revenue	**6,623**	**6,211**

The Fund's development activities are divided into five subregions of the continent of Africa for internal management purposes, Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Treasury investment activities are carried out mainly outside of the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographic areas, revenue is based on the location of customers. The Fund uses AfDB's offices, staff, organization, services and facilities and therefore has no fixed assets of its own.

Geographic information about income from loans for the year ended 31 December 2024 and 2023 is detailed as follows:

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multinational	Total
2024							
Income from loans	12	260	-	135	570	45	1,022
2023							
Income from loans	5	226	-	152	628	45	1,056

Revenues derived from transactions with a single borrower country and exceeding 10 percent of the Fund's revenue for one country amounted to UA 0.11 million for the year ended 31 December 2024.

NOTE M – APPROVAL OF FINANCIAL STATEMENTS

On March 26, 2025, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2025.



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NIGERIA TRUST FUND

Avenue Joseph Anoma
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Côte d'Ivoire

Independent Auditor's Report on the Financial Statements
Year ended 31 December 2024

To the Board of Governors of the African Development Bank in respect of the Nigeria Trust Fund.

Opinion

We have audited the accompanying financial statements of the Nigeria Trust Fund which comprise the balance sheet as at 31 December 2024 and the income statement, the statement of other comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to M.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Fund as at 31 December 2024 and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

Audit Framework

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

Independence

We are independent of the Fund in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

We inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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Impairment based on expected credit losses for loans classified in stages 1 and 2

Risk identified	In addition to the impairment methodology for incurred credit loss (stage 3), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows:

- stage 1 representing an expected loss within 1 year from initial recognition of the financial asset;
- stage 2, which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition.

The estimate of expected credit losses requires the exercise of judgment, to determine in particular:

- the rating procedures for loans covered by this impairment model;
- the rules for mapping loans to their appropriate staging;
- criteria for the determination of increase in credit risk;
- key parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD);
- the methodology for taking into account macroeconomic projections for both increase in credit risk and measurement of expected losses.

These parameters are integrated into the model used by the Fund to determine the amount of expected credit losses.

In addition, these parameters are more sensitive in the current macro-economic and geopolitical environment context which led to a higher uncertainties and volatility that is likely to affect the reimbursement ability of some borrowers, with contrasting situations.

The accounting principles applied and the impact of those IFRS 9 impairment rules are detailed in notes B, D and G.

Thus, the net impairment charge on outstanding loans classified in stages 1 and 2 amounted to UA 160 thousand for the year ended 31 December 2024 and corresponds to the total amount of net impairment charge for the year ended 31 December 2024. Consequently, as at 31 December 2024, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 3,504 thousand, corresponding to the total amount of loans impairment given the absence of loans classified in stage 3.

Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates (with some methodological change this year in the calibration of certain parameters), we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended 31 December 2024, more particularly in the context of 2024, which is marked by significant uncertainty linked to the prevailing macroeconomic and geopolitical environment and the absence of a comparable historical situation.

Our response

We have assessed the adequacy of the level of stages 1 & 2 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the current economic environment.

With the assistance of our experts, our work consisted mainly of:

- analyzing the compliance of calculation and calibration methods with the IFRS 9 standards, in particular on:
  - the loans rating process (including the consideration for Preferred Credit Treatment which was introduced in the methodology in 2024), the significant increase in credit risk criteria (whose methodology was also revised in 2024) and the rules for mapping loans to their appropriate staging;
  - calculation of expected losses (review of the models, calibration of PDs and LGDs, review of forward-looking assumptions parameters with regard to the evolution of the macro-economic context, etc.);
- carrying out independent calculations with our own tools.

Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at 31 December 2024 and the review of the relevant explanatory information provided in the notes to the financial statements.



Other information

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Fund's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Fund or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Fund's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;

- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;
- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Fund's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Fund to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;
- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris—La Défense, April 29, 2025

The independent auditor
Deloitte & Associés

Jean-Vincent COUSTEL



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ISBN: 979-8-9925925-0-4